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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.

(Translation of registrant’s name into English)

Plaza de Canalejas, 1

28014 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Press release dated July 27, 2006, entitled, “Santander’s net attributable income rose 26% to EUR 3.216 billion in the first half of 2006.”

2	Presentation dated July 27, 2006, entitled, “Activity and Results First Half 2006.”

3	Santander Group First Half 2006 Financial Report.

4	Santander Group First Half 2006 Results.

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Item 1

Press Release

Santander’s net attributable income rose 26% to

EUR 3.216 billion in the first half of 2006

•	Revenue grew 17%, more than double the 8% increase in costs, allowing net operating income to rise by 28%.
•	Profit was underpinned by business strength in all units, in Europe as well as in Latin America. Loans grew by 18% and customer funds by 12%.
•	In Continental Europe, net attributable income rose by 11% (to EUR 1,701 million) due to growth of 22% in loans and 10% in customer funds.
•

In Latin America, net attributable income increased by 27% (to EUR 1,147 million). In dollars, its operating currency, earnings rose 21%, with growth of 24% in loans and 20% in customer funds in local currencies.

•	Abbey’s net attributable income rose 40%, to EUR 491 million, with increases in pounds sterling of 14% in loans and 8% in customer funds.
•	The non-performing loan rate was 0.83%, compared to 0.98% in June 2005. NPL coverage rose to 186% from 175% a year earlier.
•	The efficiency ratio improved by 4.4 points to 48.6% as revenues grew by double the pace of costs.
•	Return on equity (ROE) improved by two points and earnings per share (EPS) amounted to EUR 0.51, up 26%.
•	At June 30th, Santander held 21.97% of Sovereign, acquired at a total cost of EUR 2,046 million. The stake will be accounted for by the equity method from July 1st in the Group’s earnings.

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Madrid, July 27th 2006. Grupo Santander registered net attributable profit of EUR 3,216 million in the first half of 2006, an increase of 26% from the same period in 2005. This result is in line with the goal of finishing the year with an ordinary attributable profit of EUR 6,500 million announced by Chairman Emilio Botín in the Shareholders Meeting of June 17th. The profit obtained in the first half of this year is about equal to the ordinary attributable profit of the whole of 2004.

Attributable profit for the second quarter alone stood at EUR 1,723 million, 26% higher than the same period last year and a record.

First half earnings were underpinned by strong growth in business volumes (18% in loans and 12% in customer funds), in line with the increase in revenues (17%), which was twice the rate of growth in costs (8%). As a result, net operating income rose by 28%. After increased provisions to reflect the rise in volumes in the most profitable segments, which also have higher risk premiums, and the higher tax rate, net attributable profit rose 26%. The comparisons of this first half with those of 2005 are affected by the evolution of currencies in Latin America, which added between four and five percentage points to the Group’s revenues and costs.

This growth has been achieved together with improvement in all business ratios. Credit quality (through fewer NPLs and greater provisions), return on equity (ROE rose by two points), and efficiency (costs as a percentage of income fell 4.4 points to 48.6%) all improved. At the same time, growth in profit translated directly into growth in earnings per share (EPS), which rose by 26%.

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Results

Continental Europe generated 51% of Group profit, Latin America 34% and the United Kingdom (Abbey) 15%.

Group profit in Continental Europe rose by 11% to EUR 1,701 million, with growth of 16% in net operating income. The largest contribution came from the Santander branch network in Spain, with EUR 673 million (up 7%), followed by Banesto, EUR 302 million (up 16%), Santander Consumer Finance, with EUR 280 million (up 22%) and Portugal, with EUR 216 million (up 25%).

The Santander branch network is investing in further quality enhancements and customer satisfaction, through its “We Want to Be Your Bank” plan, its ambitious programme for opening new branches and the roll-out of the Partenón core banking platform. Costs grew by just 1% despite the addition of 124 branches to the network since June of 2005 through June of this year. As a result, net operating income rose 13%, against an increase of 7% in net operating revenue, reaching a record EUR 615 million in the second quarter.

In Latin America, revenues grew by 25% and costs by 12%, resulting in an increase in net operating income of 40% in dollars. Provisions increased due to the strong growth in volumes, focused on the most profitable loans, which in general require higher provisions, resulting in an increase in profit of 21%, to US$ 1,409 million. The largest contribution came from Brazil, with a profit of US$ 436 million (up 7%), followed by México, with US$ 340 million (up 40%) and Chile with US$ 291 million (up 45%). In euros, profit for the region rose 27% to EUR 1,147 million.

In the United Kingdom, Abbey registered attributable profit in the first half of EUR 491 million, an increase of 40% from the year-earlier first half. This performance was driven by a 8% increase in revenue together with a 11% reduction in costs, resulting in a 49% increase in net operating income.

By businesses’ contribution to earnings, Retail Banking activities accounted for 77% of profit before tax, or EUR 3,757 million, a 25% increase. Global Wholesale Banking, which represents 14% of the Group’s pre-tax earnings, contributed EUR 667 million to the pre-tax profit, 2% lower than first half of 2005, when capital gains from the sale of a stake in a

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Brazilian electrical utility were registered. Without this one-time item in 2005, profit rose 15%, driven by a 42% increase in customer business. Business revenue rose 42% and costs 12%.

Asset Management and Insurance, with a 9% contribution to the Group’s profit, grew its revenue by 20% and its costs by 5%. This enabled net operating income to rise by 35%. Pre-tax profit rose 30% to EUR 441 million. Total Group revenues in mutual funds and insurance increased 15%, with rises of 21% in insurance, 13% in mutual funds and 3% in pensions.

Business

Grupo Santander ended the first half of 2006 with EUR 976,511 million in funds under management, an increase of 12%. Of this total, EUR 818,096 million is on the balance sheet, which grew by 12%, and the remainder are off-balance sheet customer funds, such as mutual funds and pensions.

Grupo Santander gross lending was EUR 484,442 million at the close of the first half, an increase of 18%. The inclusion of Abbey in the balance sheet at the close of 2004 results in greater geographical diversification of risks, with 51% in Continental Europe, 38% in the United Kingdom and the remaining 11% in Latin America.

In Continental Europe, lending rose 22%, to EUR 240,044 million, with growth in all countries and units. The Santander branch network in Spain grew 18%, Banesto 22%, Portugal 11% and Santander Consumer Finance 29%. The Santander branch network registered diversified growth both in products - mortgages (up 18%), loans (up 20%) and leasing/renting (up 17%) - and in segments - mass-market individual (up 18%) and businesses ( up 23%). Lending grew significantly in the second quarter, with a 6% rise in credit outstanding in June compared to March of this year.

The Santander branch network this year launched the “We Want To Be Your Bank” plan, which aims to improve service quality and customer satisfaction, eliminating service commissions to customers linked to the bank through products such as payroll deposits, pensions, pension plans or mortgages. It is meeting its targets. The impact on earnings was a fall in revenues from service commissions in the Santander branch network in Spain of 10%, or EUR 40 million.

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Banesto grew 21% in mass-market individual customers, 19% in small companies and 23% in medium-sized companies, the strategic areas it has focused on and which are enabling it to grow its market share. Santander Consumer Finance continued to expand, through organic growth as well as new projects. Its loan portfolio rose 20%, with direct loans up 35% and revolving cards 43%.

Santander Totta has a loan portfolio of EUR 27,768 million. Its mortgage portfolio grew by 11% and consumer finance loans by 17%. Retail business increased 11% and SMEs 25%.

Loan volume in Latin America amounted to US$67,705 million, a 24% rise without the currency effect. Lending increased by 30% in Brazil in local currency, with 35% growth in individual customers, 45% en SMEs and 26% in companies, which enabled it to grow market share to 5.8%. Mexico grew 32% with a 75% increase in individual customers and 51% in loans to SMEs and companies. In Chile, loan volume grew 22%, with increases of 24% in individuals - where its market share amounts to 25% - and 29% in SMEs.

The turnaround of Abbey is one of the bank’s key priorities. Abbey closed the first half with loan volume of EUR 182,597 million, up 14% in pounds. Gross mortgage production grew 37%, from £11,600 million in the first half of 2005 to £15,900 million in the same period of this year. In the first half of last year, Abbey’s mortgage balance grew only by £100 million. This year, the balance increased by £4,200 million due to the new mortgages produced and to stable repayments compared to the first half of 2005. This has enabled Abbey to improve its share in new business generated in the market.

Total managed customer funds amounted to EUR 709,245 million at the close of the first half, up 12% from a year earlier. Balance sheet resources rose 11%, to EUR 550,831 million, whilst off-balance sheet items (basically mutual funds and pensions) rose 14%, to EUR 158,414 million. Mutual funds increased 9% and pension plans 12%. Continental Europe accounted for 44% of managed customer funds, Abbey 36% and Latin America 20%.

In Continental Europe, customer funds under management amounted to EUR 274,115 million, up 10%. Spain, which represents more than 83%, balance sheet resources increased by 13% and off-balance resources by 10%. The Group remains the leader in mutual funds in Spain, with a market share of 24.6%, and continues to be second in Portugal.

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In Latin America, customer funds were US$160,404 million, up 20% excluding the exchange rate effect and up 16% in euros. In deposits less repos and securitisations, all countries grew at double-digit rates. Brazil, Mexico and Chile increased 15%, whilst Colombia, Venezuela and Argentina grew between 23% and 26%. Mutual funds increased 23% and pensions 15%.

In Abbey customer manager funds rose 5%, to EUR 225,727 million, up 8% in local currency. The net savings flow (difference between new savings inflows and outflows) was a positive £1,340 million, compared to £1,290 million in the first half of last year. Managed assets in mutual funds rose 21%. In May, Abbey reached an agreement for the sale of its life insurance business to Resolution PLC. for EUR 5,200 million. The deal is expected to close during the third quarter of this year.

Management and capital ratios

Efficiency: Growth in revenues more than doubled growth in costs, leading to a significant improvement in the efficiency ratio. At close of the first half of 2005, overall costs and amortisations absorbed 53.0% of revenues, falling to 48.6% at the end of June 2006, a 4.4 percentage point improvement in a year. Abbey registered the biggest improvement, improving from 67.2% in the first half of 2005 to 55.2% this year. In Continental Europe, the efficiency rate was 40.5% and in Latin America 46.6%, improvements of 2.1 and 5.8 percentage points, respectively.

NPLs: The expansion of the Group’s lending activity came with a drop in the NPL ratio, meaning that the ratios of NPLs and doubtful loans reached an all-time low at the end of the first half of 2006. Grupo Santander’s NPL rate is 0.83%, with 186% coverage. Grupo Santander has EUR 5,197 million in generic funds, or reserves for the future.

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Capital: The Group’s eligible capital amounted to EUR 55,107 million at the end of the first half, with a surplus of EUR 19,554 million over minimum requirements. With this capital base, the BIS ratio is 12.4%, with Tier I at 7.4% and core capital at 5.8%. The acquisition of the stake in Sovereign Bancorp during the second quarter didn’t change the soundness of capital ratios. At the end of June, Grupo Santander had a 21.97% stake in Sovereign, the 18th financial group in the US, at a cost of EUR 2,046 million. The stake will be accounted for by the equity method from July 1st of this year

During the second quarter of this year, rating agencies Standard & Poor’s and Fitch Ratings upgraded the ratings of the Group and its subsidiaries, whilst Moody’s confirmed them. This places us as one of the best rated banks in Europe in its long-term rating.

The share and the dividend

The Santander share closed the first half at EUR 11.42, a 2.4% rise in six months and 19.1% in a year. At the end of June 2006, Santander’s market capitalisation amounted to EUR 71,424 million, making the Group the largest Spanish company and the largest bank in the Eurozone.

The first dividend charged against 2006 will be paid on August 1st. It amounts to EUR 0.106904 per share, up 15% compared to the first dividend of 2005.

Grupo Santander’s shareholder base comes to 2,393,463 shareholders. 130,788 persons work in the Group, servicing 67 million customers in 10,439 offices.

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Income statement

Million euros

			Variation

	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Net interest income (w/o dividends)	5,721	4,731	990	20.9
Dividends	237	208	29	13.7
Net interest income	5,958	4,940	1,019	20.6
Income from companies accounted for by the equity method	241	329	(89)	(26.9)
Net fees	3,514	2,938	576	19.6
Insurance activity	455	397	58	14.6
Commercial revenue	10,168	8,604	1,564	18.2
Gains (losses) on financial transactions	934	869	66	7.6
Gross operating income	11,103	9,473	1,630	17.2
Income from non-financial services	231	223	9	3.8
Non-financial expenses	(51)	(77)	26	(33.6)
Other operating income	(44)	(41)	(3)	7.1
Operating costs	(5,579)	(5,165)	(414)	8.0
General administrative expenses	(5,021)	(4,695)	(326)	6.9
Personnel	(3,012)	(2,792)	(220)	7.9
Other administrative expenses	(2,009)	(1,903)	(106)	5.6
Depreciation and amortisation	(558)	(470)	(88)	18.8
Net operating income	5,661	4,413	1,247	28.3
Impairment loss on assets	(1,133)	(697)	(437)	62.7
Loans	(1,100)	(676)	(424)	62.7
Goodwill	(5)	—	(5)	—
Other assets	(28)	(21)	(8)	37.6
Other income	5	(246)	251	—
Income before taxes	4,532	3,471	1,061	30.6
Corporate income tax	(979)	(661)	(317)	48.0
Net income from ordinary activity	3,553	2,810	743	26.5
Net income from discontinued operations	(7)	1	(8)	—
Net consolidated income	3,546	2,811	736	26.2
Minority interests	330	260	71	27.2
Attributable income to the Group	3,216	2,551	665	26.1

Customer loans

Million euros

			Variation

	30.06.06	30.06.05	Amount	%	31.12.05
Public sector	5,628	5,474	154	2.8	5,243
Other residents	175,294	140,018	35,276	25.2	153,727
Secured loans	96,576	70,626	25,950	36.7	81,343
Other loans	78,717	69,391	9,326	13.4	72,384
Non-resident sector	303,520	264,980	38,540	14.5	284,468
Secured loans	179,598	167,637	11,962	7.1	174,117
Other loans	123,922	97,344	26,578	27.3	110,352
Gross loans and credits	484,442	410,472	73,970	18.0	443,439
Credit loss allowance	7,852	7,340	511	7.0	7,610
Net loans and credits	476,591	403,132	73,459	18.2	435,829
Pro memoria: Doubtful loans	4,470	4,289	181	4.2	4,356
Public sector	19	1	18	—	3
Other residents	1,096	982	114	11.6	1,027
Non-resident sector	3,355	3,306	49	1.5	3,326

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Customer funds under management

Million euros

			Variation

	30.06.06	30.06.05	Amount	%	31.12.05
Public sector	11,156	14,555	(3,399)	(23.4)	14,366
Other residents	87,421	81,827	5,593	6.8	83,392
Demand deposits	52,008	48,454	3,554	7.3	50,124
Time deposits	20,194	18,436	1,758	9.5	18,799
REPOs	15,219	14,938	281	1.9	14,470
Non-resident sector	207,205	201,996	5,209	2.6	208,008
Demand deposits	116,192	111,965	4,227	3.8	113,603
Time deposits	70,939	74,746	(3,807)	(5.1)	77,195
REPOs	17,405	11,613	5,792	49.9	14,366
Public Sector	2,669	3,672	(1,003)	(27.3)	2,844
Customer deposits	305,782	298,379	7,403	2.5	305,765
Debt securities	172,323	122,756	49,566	40.4	148,840
Subordinated debt	30,240	29,557	682	2.3	28,763
Insurance liabilities	42,487	43,862	(1,375)	(3.1)	44,672
On-balance-sheet customer funds	550,831	494,554	56,277	11.4	528,041
Mutual funds	113,618	104,686	8,932	8.5	109,480
Pension funds	27,709	24,797	2,912	11.7	28,619
Managed portfolios	17,088	9,766	7,321	75.0	14,746
Off-balance-sheet customer funds	158,414	139,249	19,165	13.8	152,846

Customer funds under management	709,245	633,803	75,442	11.9	680,887

Shareholders’ equity and minority interests

Million euros

			Variation

	30.06.06	30.06.05	Amount	%	31.12.05
Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	12,389	8,619	3,769	43.7	8,781
Treasury stock	(22)	(0)	(22)	—	(53)
On-balance-sheet shareholders' equity	35,864	32,116	3,747	11.7	32,225
Net attributable income	3,216	2,551	665	26.1	6,220
Interim dividend distributed	—	—	—	—	(1,163)
Shareholders’ equity at period-end	39,080	34,667	4,413	12.7	37,283
Interim dividend not distributed	(669)	(581)	(87)	15.0	(1,442)
Shareholders’ equity	38,411	34,086	4,325	12.7	35,841
Valuation adjustments	2,406	3,004	(598)	(19.9)	3,077
Minority interests	2,898	2,462	436	17.7	2,848
Preferred securities	1,257	1,759	(501)	(28.5)	1,309
Preferred securities in subordinated debt	6,286	6,797	(510)	(7.5)	6,773
Shareholders’ equity and minority interests	51,258	48,107	3,151	6.6	49,848

Computable capital and BIS ratio

Million euros

			Variation

	30.06.06	30.06.05	Amount	%	31.12.05
Computable basic capital	32,928	28,609	4,318	15.1	32,532
Computable supplementary capital	22,180	20,628	1,551	7.5	20,894
Computable capital	55,107	49,238	5,869	11.9	53,426
Risk-weighted assets	444,420	384,428	59,992	15.6	412,734
BIS ratio	12.40	12.81	(0.41)		12.94

Tier 1	7.41	7.44	(0.03)		7.88

Core capital	5.75	5.35	0.40		6.05
Cushion	19,554	18,484	1,070	5.8	20,407

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ACTIVITY AND
RESULTS

First Half 2006

July 27, 2006

Item 2

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2

Important information

Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities
Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3)
competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

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Grupo Santander’s Performance H1’06

Business areas performance H1’06

Conclusions

Appendix

3

Index

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4

Quality
results

Strong
growth in
all
business
areas

Balance
sheet
strength

EPS: +26%, after record quarter in margins and income

New increase in profitability: ROE (+2 p.p.); RoRWA(+10 b.p.)

Efficiency improvement (4.4 p.p.), below 50% for the first time

Excellent performance in activity and results. Of note:

Europe: good performance of all units. Of note, retail SAN which accelerates growth. NII of Q2’06: +13% o/ Q2’05

Abbey: Excellent Q2 in results and activity. Attrib. inc. H1’06: EUR 491 mill.

LatAm: Net Oper. Inc. : +46% (Retail Banking +71%) due to activity growth and exchange rates

Good evolution of Global Businesses:

Wholesale Banking: customer revenues: +42%

AM & Insurance: Net operating income and IBT above +30%

Increase in LLPs linked to growth: generic in Europe, specific in LatAm

Improvement in NPL ratios (-15 b.p.) and coverage (+11 p.p.) o/ June’05

Solid capital ratios. Core capital: 5.75%.

Agreement to sell Abbey’s Insurance business: releases capital and reduces risk

Key Group highlights 1H’06

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Quarterly attributable income

EUR millions
+26%
1,185
1,366
1,327
1,334
1,493
1,723
Q1'05
Q2
Q3
Q4*
Q1'06
Q2

Attributable income (Y-o-Y)

EUR millions
2,551
+26%
3,216
H1'05
H1'06

Santander

5

First half attributable income grows 26%,
after another record quarter…

... that positions the Group in line with our 2006 objective
(EUR 6,500 million of ordinary attributable income)

(*) Excluding extraordinary capital gains and allowances

Group Results H1'06

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EPS

Euros
0.5147
+26%
0.4088
H1'05
H1'06

ROE

18.2%
16.2%
H1'05
H1'06

RORWA

1.65%
1.55%
H1'05
H1'06

Santander

... that positions the Group in line with our 2006 objective
(EUR 6,500 million of ordinary attributable income)

Group Results H1'06. EPS and profitability

6

Attributable income growth offers a 26% increase in EPS and an improvement in return on equity and risk weighted assets

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Group Results H1'06
EUR millions

H1'06

Amount

%

Gross operating income

11,103

+1,630

+17.2

Operating costs

-5,579

-414

+8.0

Net operating income

5,661

+1,247

+28.3

Loan-loss provisions

-1,100

-424

+62.7

Income before tax

4,532

+1,061

+30.6

Attributable income

3,216

+665

+26.1

Change o/ H1'05

7

QUALITY RESULTS:
Maintaining similar profile as in Q1’06: Revenues, double the pace of costs, absorb higher loan-loss provisions

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Group Results H1'06. Gross operating income
EUR millions

REVENUES: Net interest income and fees and
commissions are the drivers of growth…

Gross operating income

8

H1'06

Amount

%

N. interest inc. w/o div.

5,721

+990

+20.9

Dividends

237

+29

+13.7

Equity results

241

-89

-26.9

Fees & Commissions

3,514

+576

+19.6

Insurance

455

+58

+14.6

Commercial revenue

10,168

+1,564

+18.2

Trading gains

934

+66

+7.6

Gross oper. inc.

11,103

+1,630

+17.2

Change o/ H1'05

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Operating costs

+414 mill
(+8%)
5,165
5,579
Fin. Mgt. &
Equity Stks.
LatAm
Abbey
Continental
Europe
180
1,706
1,230
2,049
301
1,993
1,100
2,185
+121 mill
(+67%)
+287 mill
(+17%)
-130 mill
(-11%)
+136 mill
(+7%)
H1'05
H1'06

Santander

Group Results H1'06. Costs
EUR millions

9

Continuing with selective cost growth: lower costs allow us to invest the savings in commercial capacity and new projects

(*) W/out ex. rates: Brazil, -3%; Mexico, +5%, Chile, +8%

Amount

%

Santander

+10

+1

Banesto

+16

+4

Consumer Finance

+53

+20

Portugal

+4

+2

Brazil*

+127

+19

Mexico*

+47

+12

Chile*

+54

+24

Fin. Mgt. & Equity. Stks.

Corporate Projects

+35

n.s.

Abbey Intangibles

+76

n.s.

Change o/ H1'05

Back to Contents

Group efficiency ratio

%
53.0
48.6
H1'05
H1'06

Continental Europe

%
42.6
40.5
H1'05
H1'06

Abbey

%
67.2
55.2
H1'05
H1'06

LatAm

%
52.4
46.6
H1'05
H1'06

Santander

(*) Including amortisations

Group Results H1'06. Efficiency

10

Strong improvement in EFFICIENCY* in all operating areas, which places the Group’s ratio below 50%

Back to Contents

Quarterly net operating income

EUR millions
+27%
2,045
2,368
2,387
2,484
2,655
3,005
Q1'05
Q2
Q3
Q4
Q1'06
Q2

Net operating income (Y-o-Y)

EUR millions
4,413
+28%
5,661
H1'05
H1'06

Santander

11

Group Results H1'06. Net operating income

… supported by all business areas

In summary, business dynamics reflected in the sustained growth of NET OPERATING INCOME ...

Back to Contents

Group loan-loss provisions

Country risk
Specific*
Generic
1,100
+63%
676
+82%
766
420
H1'05
H1'06
Credit cost**
0.21%
0.33%

Santander

Increase in LOAN-LOSS PROVISIONS due to the strong growth in credit activity and the change of credit mix towards more profitable segments

Group Results H1'06. Loan-loss provisions
EUR millions

12

H1'06

H1'05

Chg

Europe

Abbey

LatAm

Rest

Total

177

190

393

6

766

184

146

103

-13

420

-7

+44

+290

+19

+346

Specific

H1'06

H1'05

Chg

424

14

3

-16

425

240

12

17

-13

256

+184

+2

-14

-3

+169

Generic

Loan-loss provisions*** by geographic areas

(***) Country-risk not included. Positive data: allocation; negative data: available

(*)    Specific loan-loss provisions are reduced by written-off assets recoveries

(**)  Annualised net specific allowance / total risk

Back to Contents

Detail of generic LLPs

EUR millions

240
+79
+78
+27
424
+184 mill.
+77%
H1'05
SAN Retail
Wholesale
Rest
H1'06

Santander

Group Results H1'06. Generic LLPs in Continental Europe

13

Increase due to volume growth in SAN Network and Wholesale
Banking

Generic LLPs: growth factors

SAN Retail: strong loan growth in H1’06
which almost doubles that of H1’05

H1’06: EUR +9.5 bn.

H1’05: EUR +5.3 bn.

Wholesale Banking in Europe: Growth
in loans and guarantees almost 4x that of
H1’05:

Loans: EUR +6.0 bn.

Guarantees: EUR +1.3 bn.

Back to Contents

Detail of specific LLPs

EUR millions
103
+215
+43
+30
+2
393
+290 mill.
+282%
H1'05
Brasil
Mexico
Chile
Rest
H1'06

Santander

Group Results H1'06. Specific LLPs in Latin America

14

Increase due to exchange rate fluctuations, increase in volumes and change in business mix

Specific LLPs: growth factors

Exchange rate

Volume and mix

Increase in
risk premium

Total

59

65

91

215

4

24

15

43

14

20

-4

30

EUR millions

Brazil

Mexico

Chile

Back to Contents

NPL and coverage

175%
186%
0.98%
0.83%
Jun'05
Jun'06
NPL
Coverage

Doubtful loans and Loan-loss allowances

8,335
4,489
5,197
Generic
3,139
Specific
Doubtful loans
Loan-loss allowances

Santander

Group Results H1'06. Credit quality

15

NPL ratios still in historical
minimums with a high coverage
ratio

Loan-loss allowances includes EUR
5,200 million of generic funds

Back to Contents

Capital ratios

BIS Ratio
12.84%
12.40%
Tier I
7.70%
7.41%
Core capital
5.96%
5.75%
Mar'06
Jun'06

Santander

16

Maintaining adequate solvency levels

Group Results H1'06. Capital ratios

Acquisition of a stake in Sovereign.
Impact of -14 bp in core capital
and -48 bp in BIS Ratio

Sale agreement of the life
insurance business of Abbey.
Estimated impact of +7 bp in core
capital (not included in June)

Back to Contents

17

Abbey maintains the 3 year plan results expectations

Sale of the insurance business of Abbey to Resolution

Strategic rationale

Key aspects

De-risk the balance sheet

Selling a legacy business to focus
on our core-activities

Strategic partnership, while
keeping the insurance distribution

Attractive multiple compared with
similar transactions

Sale of the business for EUR
5,200 million (97% of EV)

Favourable business agreement
with Resolution

Release of EUR 1,900 million of
economic capital that will enable
us to grow in the traditional
banking business without
consuming additional capital

Back to Contents

18

Grupo Santander’s Performance H1’06

Business areas performance H1’06

Conclusions

Appendix

Index

Back to Contents

19

PRINCIPAL SEGMENTS

Back to Contents

Attributable income

EUR millions and % o/ H1'05
Continental Europe
1,701
+11%
United Kingdom (Abbey)
491
+40%
Latin America
1,147
+27%

Attributable income: Breakdown

LatAm
34%
Continental Europe
51%
United Kingdom
15%

Santander

20

Principal Segments

Financial Management & Equity Stakes has EUR -123 million of attributable income, versus EUR -228 million in H1'05

Business areas. Results H1'06

Back to Contents

21

CONTINENTAL EUROPE

Back to Contents

Change % H1'06 / H1'05

Gross operating income
+11%
Costs*
+7%
Net operating income
+16%
Attributable income
+11%

Net operating income

EUR millions
1,303
1,374
1,308
1,447
1,557
1,535
Retail Banking
1,105
1,199
1,184
1,259
1,292
1,371
Q1'05
Q2
Q3
Q4
Q1'06
Q2

Santander

Continental Europe

22

Attributable income of EUR 1,701 million, through our business model in mature markets. Second quarter, a new record quarter in retail banking

(*)   Personnel + administrative costs + depreciation

Back to Contents

Gross operating income: 5,107 mill.; +11%

Net operating income: 3,092 mill.; +16%

Attributable income: 1,701 mill.; +11%

Santander Network
2,015
+7%
1,148
+13%
673
+7%
Banesto
973
+10%
666
+20%
302
+16%
Santander Cons. Fin.
876
+16%
570
+13%
280
+22%
Portugal
552
+9%
298
+15%
216
+25%
Rest*
691
+22%
411
+22%
230
-1%

Europe: Main units H1'06
EUR millions and % o/ H1'05

23

Strong and diversified growth of net operating and attributable income. Attributable income impacted by generic LLPs

(*)   Banif, Asset Management and Global Wholesale Banking

Back to Contents

Management highlights

- **Investing in customers:** Reinforcing the "We want to be your Bank" plan
  - Improving levels of customer satisfaction
- **Strong activity growth in last quarter**

Change % o/Mar'06
+6%
+4%
Loans
Funds

- **Growing** in most profitable products:

Change % o/Jun'05
18%
18%
36%
15%
12%
16%
Loans
Individuals
Micro businesses
SMEs
Deposits
Demand
Loans
Funds

Results

- Revenues: net interest income accelerates its growth due to volume and spreads

Net interest income
Base 100: Q1'05
100%
105%
108%
110%
109%
119%
Q1'05
Q2
Q3
Q4
Q1'06
Q2

- Leap of net operating income in Q2'06

- **Increase in LLPs due to generic.** Credit cost diminishes

Santander

Santander Retail

24

Investing to increase our future income generating capacity, and at the same time a new record in revenues and attributable income

Back to Contents

Management highlights

- **Increase in market share** (vs banks): +0.20 b.p.
- Growth in higher margin credit business

Loans
Change o/ June'05
+21%
+19%
+23%
Individuals
Small businesses
Medium businesses

- **Solid evolution of targeted business plans:** consumer finance, cards, SMEs and individuals
- **Investing to reinforce growth in the future:** network and SMEs project

Results

- **Revenues:** Sustained growth due to net interest income and fees

Commercial revenue
Base 100: Q1'05
100%
103%
104%
107%
110%
112%
Q1'05
Q2
Q3
Q4
Q1'06
Q2

- Strong **net operating income** performance

- LLPs increase due to **generic** (85% of total LLPs in 2006)

Santander

Banesto

25

In 2006 we maintain the profitable growth model:
New quarterly record in all margin and income lines

Back to Contents

Management highlights

- **Investing in organic growth projects**: UK, Spain, Italy…
- **Acquisitions**: Agreement to acquire Unifin in Italy (entry expected in Q3'06)
- **Strong growth in higher margin products**

New loans
Change o/ H1'05
+20%
+21%
+43%
+35%
+16%
Total
Used cars
Revolving credit
Direct credit
Rest

Results

- **Revenues**: Solid growth of commercial revenue compensates rate pressures

Commercial revenue
Base 100: Q1'05
100%
111%
113%
115%
120%
125%
Q1'05
Q2
Q3
Q4
Q1'06
Q2

- **Net operating income**: includes impact of costs of maturing projects costs

- **Moderate increase of LLPs and revenues in Q2'06 due to sale of doubtful loans**

Santander

Santander Consumer Finance

26

A business model that works: New record quarter in revenues, net operating and attributable income

Back to Contents

Management highlights

- **In loans**, maintaining strong growth in individuals and SMEs

Change o/ H1'05

+11%
+25%
Individuals
SMEs

- **Capturing** of mutual funds and capitalisation insurance plans
- Increase in market share

Change o/ H1'05

+21 p.
+80 p.
Total credit
Capitalisation insurance plans

- Expansion plan: 44 new openings in 12 months

Results

- **Revenues**: Fees are the revenue growth driver

Change o/ H1'05

+30%
+20%
+53%
+43%
Total
Services
Insurance
Rest

- **Net operating income**: "Leap" in 2006

EUR millions

- Lower LLPs due to **recoveries and sale of loans**

Santander

Portugal

27

In 2006 we are maintaining the model of higher revenues with flat costs

Back to Contents

28

UNITED KINGDOM – ABBEY

Back to Contents

Change H1'06 / H1'05

Gross op. income
+9%
Costs*
-10%
Net operating income
+49%
Att. income
+41%

Net operating income

Santander

United Kingdom – Abbey
GBP million

29

Achieving the objectives both in revenues and costs.
Attributable income for the Group of £ 338 mill. (EUR 491 million)

(*)    Personnel + general costs + depreciation

Back to Contents

Results

- Growth in stock **balances**:

Stock change o/ jun'05. Retail Business in £ and local criteria

+9%
+4%
Loans
Deposits

- **Revenues and cost** performance enables continuation of "opening the jaws":

Difference in pp
Revenues (%)
+13
+20
+18
+23
+28
Costs (%)
Q1'05
Q2
Q3
Q4
Q1'06
Q2

- Increase in **loan-loss provisions** in H1'06: +£ 31 mill. (mortgages: +£12 mill.)

Abbey

30

In line with the 3 year plan’s objectives

Management highlights

Commercial management

Mortgages: attaining objective in market shares in gross and net lending

Savings and investments: managing revenues
and margins

UPLs: new loans at better margins

New opportunities: premium banking

Employee reduction of 1,300 FTEs since dec-05:
(Objective for the year: 2,000 FTEs)

Technology plan on schedule with productivity
improvements

Resources

Back to Contents

Gross lending

Market share
9.2%
9.9%
10.0%
11.6
16.0
15.9
H1'05
H2'05
H1'06

Repayments

Market share
13.5%
11.8%
10.7%
11.5
13.1
11.7
H1'05
H2'05
H1'06

Net lending

Market share
0.3%
5.8%
8.4%
+0.1
+2.9
+4.2
H1'05
H2'05
H1'06

Stock

+8%
91.0
93.9
98.1
H1'05
H2'05
H1'06

Santander

31

Abbey. Business performance - mortgages
GBP Billion

Back to Contents

Gross new personal loans

GBP Billion
+29%
0.97
1.15
1.25
H1'05
H2'05
H1'06

Net savings flow

GBP Billion
+4%
+1.29
+1.33
+1.34
H1'05
H2'05
H1'06

Investments (APE* £m)

GBP Million
+20%
88
102
106
H1'05
H2'05
H1'06

Current accounts (000)

+10%
+192
+194
+212
H1'05
H2'05
H1'06

Santander

32

Abbey. Business performance - other new business

(*) Annual Premium Equivalent

Back to Contents

Implementation plan of Partenon

2005: definition and preparation
2006: renewal of supporting infrastructure
E-06
E-07
Q1
• Intranet SAN
• Renewal SW PCs
• Single Telephony Platform
Q2
• Branch MIS rolled out
• Commercial and customer portals (Commercial Agenda)
single customer database
selling process platform
servicing portal
savings MIS
cash & personal accounts
channels MIS
Credit cards
Payments
UPLs and mortgages

-
-
-

Santander

33

Abbey - Technological improvement

Implementation plan: on schedule

In H1'06, new commercial and management tools for branches and telephony

Next steps: Replacement of Abbey’s front-end applications and a new customer database

Back to Contents

34

LATIN AMERICA

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Change H1'06 / H1'05

Gross operating income
+25%
Costs*
+12%
Net operating income
+40%
Attributable income
+21%

Net operating income

Total
879
991
997
1.014
1.299
1.316
LatAm Retail Banking
591
567
704
729
879
1.011
Q1'05
Q2
Q3
Q4
Q1'06
Q2

Santander

35

Still on a growth momentum (Attributable income: USD 1,409 million).
Excellent performance of retail banking

(*)Personnel + administrative costs + depreciation

Total Latin America
USD million

Back to Contents

Gross operating income: 5,126 mill.; +25%

Net operating income: 2,615 mill.; +40%

Attributable income: 1,409 mill.; +21%

Brazil
1,956
+25%
990
+39%
436
+7%*
Mexico
1,210
+29%
625
+59%
340
+40%
Chile
856
+32%
504
+42%
291
+45%
Rest of countries
939
+13%
395
+17%
253
+6%
Santander Private Banking
165
+23%
100
+33%
88
+28%

Latin America: Main units H1'06
USD million and % change o/ H1'05

36

Strong revenue growth with costs under control in all countries.
Increase in LLPs due to growth and change of mix

(*)    Without impact of AES Tietê in 2005: +35%

Back to Contents

Activity

- Increase in number of **customers and linked ones**
- **Loans**: growing more than the market: emphasis on individuals and SMEs

Change June '06 vs. June '05 in local currency

+30%
+35%
+45%
+26%
Total
Individuals
SMEs
Businesses and Wholesale

Results

- **Revenues**: Sustained growth of commercial revenues boosted by activity increase

Net interest income Base 100: Q1'05

100%
99%
118%
144%
151%
152%
Q1'05
Q2
Q3
Q4
Q1'06
Q2

Fees + insurance Base 100: Q1'05

100%
109%
133%
141%
152%
160%
Q1'05
Q2
Q3
Q4
Q1'06
Q2

- Good **cost** evolution (below inflation)
- **Net oper. inc.**: growing quarter on quarter

Mill. US$

276
434
306
376
437
492
498
+63%
Q1'05
Q2
Q3
Q4
Q1'06
Q2

- Increase of **LLPs**: strong loan growth with change in mix and increase of the risk premium

Santander

Brazil. Key aspects of the quarter

37

Strong growth of activity with customers which translates into continuous growth of commercial revenues

(*)   Activity growth in local currency. Savings: Deposits + mutual funds:

(**) Impact of AES Tietê in Q2’05

Macro and financial environment

Solid macro fundamentals

Activity growth: loans: +21%; Savings: +21%*

Strong decrease of interest rates

Increase of NPLs in the system

Back to Contents

Results

- Revenues: supported by net oper. income and fees

Net interest income
Base 100: Q1'05

100%
93%
100%
108%
129%
136%
Q1'05
Q2
Q3
Q4
Q1'06
Q2

Fees + insurance
Base 100: Q1'05

100%
114%
107%
110%
125%
122%
Q1'05
Q2
Q3
Q4
Q1'06
Q2

- **Net operating income**: "Leap" in 2006

- Increase in **LLPs**: change in mix and normalisation of credit cost
- **Taxes**: towards normalisation (H1'05: 4%; H1'06: 15%)

Activity

- Increase in number of **customers and linkage**: pay-roll and credit cards: levers of growth
- **Loans**: growing more than the market. Emphasis on individuals and SMEs

Change June'06 vs. June '05 in local currency

+32%
+75%
+51%
+7%
Total (**)
Individuals
SMEs
Businesses and Wholesale

Santander

Mexico. Key aspects of the quarter

38

Solid and profitable growth of the retail business that translates into strong growth in net operating and attributable income

(*)   Activity growth in local currency. Savings: Deposits + mutual funds

(**) Manageable loans

Favourable macro environment

Loans: +26%; Savings: +15%*

Lower interest rates, although stabilising

Macro and financial environment

Back to Contents

Chile. Key aspects of the quarter

39

Solid first half results, with record attributable income of US$ 291 million, underscore the strength of the franchise and of our strategy

(*) Activity growth in local currency

Macro and financial environment

Favourable macro environment

Loans: +18%; Savings: +16%*

Increase of interest rates

Back to Contents

40

SECONDARY SEGMENTS

Back to Contents

Income before taxes

EUR millions and % o/ H1'05

Retail Banking
3,757
+25%
Wholesale Banking
667
-2%*
Asset Mngt. & Insurance
441
+30%

Income before taxes: Breakdown

AM & Insurance
9%
Global Wholesale Banking
14%
Retail Banking
77%

Santander

41

Secondary Segments

(*) Eliminating extraordinary capital gains from the sale of AES Tietê in Q2’05:
     +15%

Business areas. Results H1'06

Back to Contents

Change H1'06 / H1'05

Gross operating income
+18%
Costs*
+6%
Net operating income
+32%
Income before tax
+25%

Net operating income

1,751
1,979
2,095
2,234
2,391
2,544
1T'05
2T
3T
4T
1T'06
2T'06

Santander

42

The Group’s largest business segment, Retail Banking, grows in a recurrent and sustainable manner each quarter …

(*) Personnel + administrative costs + depreciation

Retail Banking H1’06
EUR million

Back to Contents

Mature markets: Cont. Europe
IBT: EUR 2,168 mill.

Gross operating income
+11%
Costs*
+6%
Net operating income
+16%
Income before tax
+17%

Emerging markets: LatAm
IBT: USD 1,304 mill.

Gross operating income
+31%
Costs*
+12%
Net operating income
+63%
Income before tax
+42%

Santander

43

…supported in business models adapted successfully for
mature and emerging markets…

…and in Abbey which is in an initial stage of its commercial relaunching

(*) Personnel + administrative costs + depreciation

Retail Banking H1’06
% change in managed currency o/ H1'05

Back to Contents

IBT contribution: EUR 667 million

Change H1'06 / H1'05

Gross operating income
+10%
Costs*
+12%
Net operating income
+9%
Income before tax
-2%

Detail of net operating income

Total
988
+10%
1,091
Trading**
373
-41%
220
Customers
615
+42%
871
H1'05
H1'06

Evolution of LLPs

Total
9
117
Generic
21
126
Specific and country-risk
-12
-9
H1'05
H1'06

Santander

44

Solid activity with customers is not reflected in the half’s results due to higher generic provisions, and extraordinary results in Q2’05

(*)  Personnel + administrative costs + depreciation
(**) Includes capital gains of AES Tietê in Q2’05)

Global Wholesale Banking
Mill. euros

Back to Contents

45

Building a global business of higher recurrent revenues supported by customer revenues (80% of revenues in H1’06)

Global Wholesale Banking

Strong performance of higher value
added products for customers

Advancing the global vision of the
business

Increased sales of treasury products to
customers through SGC and SGM

Transactional banking

Structured finance

Global Relationship Model: higher contribution
from new included customers

Greater integration of wholesale banking in
Brazil, Mexico and Chile

Initiation of Project BMG Europe

Customer revenues evolution

Management highlights

Results

Global transactional
services + Inv. Bkg.

Treasury - customers

Brokerage

Total

406

380

86

871

333

226

56

615

+22%

+68%

+52%

+41%

H1'06

H1'05

Change

Higher costs due to project developments

Back to Contents

IBT contribution: EUR 441 million

Change H1'06 / H1'05
Gross operating income
+20%
Costs*
+5%
Net operating income
+35%
Income before tax
+30%

Revenue contribution: Total Group revenues

Total
1,749
+15%
2,019
Insurance business
Abbey
290
+6%
307
Rest
107
+39%
148
Insurance fees
436
+27%
552
Pension plans
211
+3%
218
Mutual funds
705
+13%
794
H1'05
H1'06

Santander

46

Asset Management and Insurance
EUR million

Sustained contribution to the Group of recurrent revenues and income before taxes

(*) Personnel + administrative costs + depreciation

Back to Contents

Insurance

Asset Management

47

Asset Management and Insurance. Management highlights

New gains towards a single operating
and technological platform of
Santander Asset Management

Launching of new alternative products

Hedge Funds: distribution of Optimal
products in Spain

Broadening of the product lines of
Private Equity and Real Estate funds

Advancing in the global management of
reinsurance

Towards the internalisation of SCF
insurance business all across Europe:
subscription of insurance with Group
companies

Merger of Santander Seguros +
Banesto Seguros: pending
administrative authorisations

Advancing in the global vision of the
area:

Agreement for the sale of Abbey’s
insurance business

Building a global business of high stability and profitability

Back to Contents

48

Index

Grupo Santander’s Performance H1’06

Business areas performance H1’06

Appendix

Conclusions

Back to Contents

49

An excellent first half for Grupo Santander

Record quality results

Strong growth in key countries and products

Increased activity with customers. Especially in LatAm and in Wholesale
Banking

Strong improvement in profitability and efficiency

Advancing in Global Projects

Sale of non-core businesses

In summary, new advances in results and strategy…

Back to Contents

EPS
% Change Q1'06 / Q1'05

C-1 +59.3%
C-2 +50.8%
SAN +25.8%
C-3 +25.1%
C-4 +19.8%
C-5 +19.0%
C-6 +17.1%
C-7 +10.2%
C-8 +7.9%
C-9 +7.7%
C-10 +5.9%
C-11 +4.1%
C-12 +0.0%
C-13 -1.9%
C-14 -12.0%

Efficiency*
Difference b.p. Q1'06 / Q1'05

C-1 -629
SAN -416
C-2 -411
C-3 -381
C-4 -345
C-5 -299
C-6 -251
C-7 -219
C-8 -33
C-9 +5
C-10 +77
C-11 +97
C-12 +131
C-13 +648
C-14 +768

Santander

… that enables Grupo Santander to compare favourably
with the leading world banks …

50

Banks included: Wells Fargo, Citigroup, Bank of America, Wachovia, ABN Amro, BBVA, BNP
Paribas, Credit Agricole, Deutsche Bank, Fortis, ING Groep, Intesa, Société Générale,
Unicredito

Note: Includes principal American banks and the top 10 banks of the Euro zone by market capitalisation. Does not include
         British banks as they do not release quarterly reports

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… and to improve the debt ratings given …

51

Clear and defined
strategy

Growth and
profitability of
businesses

Re-launching of
Abbey

Diversification and
risk reduction

Improvement in
capital ratios

Improvement from S&P and Fitch. Confirmation from Moody’s

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52

Our main focus for the second half will be:

Continental
Europe

Abbey

LatAm

Global
businesses

All of which makes us optimistic about achieving our goal of EUR 6,500 million of attributable ordinary income in 2006

SAN Network: individuals business (We want to be your Bank)

Santander Consumer Finance continues with growth projects

In line with the 3 year plan in revenues and costs

Partenon implementation on schedule (award as the Best Retail
Banking Technological Platform from The Banker)

Strong growth of retail business

Management of credit risk

Advancing in the global
vision of the business:

Global Wholesale Banking

Santander Asset Management

Insurance Global Division

Global Means of Payment (Cards)

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Index

53

Grupo Santander’s Performance H1’06

Business areas performance H1’06

Conclusions

Appendix

Back to Contents

Santander Retail

45.1
41.9
H1'05
H1'06

Banesto

43.2
39.7
H1'05
H1'06

Santander Consumer Finance

33.8
35.3
H1'05
H1'06

Portugal

48.2
45.0
H1'05
H1'06

Continental Europe. Efficiency
(%)

54

Back to Contents

Santander Retail

275%
313%
0.59%
0.55%
Jun'05
Jun'06
NPLs
Coverage

Banesto

350%
393%
0.54%
0.45%
Jun'05
Jun'06
NPLs
Coverage

Santander Consumer Finance

129%
119%
2.18%
2.46%
Jun'05
Jun'06
NPLs
Coverage

Portugal

217%
301%
1.03%
0.56%
Jun'05
Jun'06
NPLs
Coverage

Santander

Continental Europe. NPLs and Coverage

55

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Santander Retail

2.93 2.93 2.94 3.00 3.10 3.16
1.53 1.50 1.49 1.54 1.71 1.87
1.40 1.43 1.45 1.46 1.39 1.29
Q1'05 Q2 Q3 Q4 Q1'06 Q2
Loans
Deposits
Total

Banesto Retail

2.80 2.79 2.75 2.84 2.92 3.00
1.50 1.48 1.46 1.43 1.54 1.64
1.30 1.31 1.29 1.41 1.38 1.36
Q1'05 Q2 Q3 Q4 Q1'06 Q2
Loans
Deposits
Total

Santander Consumer Finance

Portugal Retail

2.94 2.95 2.92 2.84 2.85 2.84
1.86 1.84 1.78 1.72 1.66 1.63
1.08 1.11 1.14 1.12 1.19 1.21
Q1'05 Q2 Q3 Q4 Q1'06 Q2
Loans
Deposits
Total

Santander

Continental Europe - Main Units spreads
(%)

56

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Retail Banking spreads
1.46
1.44
1.46
1.45
1.44
1.47
0.75
0.74
0.74
0.73
0.72
0.74
0.71
0.70
0.72
0.72
0.72
0.73
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Loans
Deposits
Total

Santander

57

Abbey. Spreads
(%)

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Brazil
52.7
47.1
H1'05
H1'06

Mexico
53.5
44.3
H1'05
H1'06

Chile
45.0
40.2
H1'05
H1'06

Santander

58

Latin America. Efficiency
(%)

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Brazil

165%
109%
2.89%
3.06%
Jun'05
Jun'06
NPLs
Coverage

Mexico

287%
251%
0.89%
0.89%
Jun'05
Jun'06
NPLs
Coverage

Chile

141%
174%
2.98%
1.90%
Jun'05
Jun'06
NPLs
Coverage

Santander

59

Latin America. NPLs and coverage

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Brazil Retail Banking

17.49
17.06
17.63
18.33
20.17
19.84
14.68
14.15
15.12
15.87
17.71
17.78
2.81
2.91
2.71
2.46
2.46
2.06
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Loans
Deposits
Total

Mexico Retail Banking

10.87
11.30
11.06
11.19
11.19
11.85
6.85
7.40
7.34
7.62
7.94
8.87
4.02
3.90
3.72
3.57
3.25
2.98
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Loans
Deposits
Total

Chile Retail Banking

5.79
6.01
5.87
5.45
5.71
5.70
4.73
5.01
4.89
4.50
4.68
4.56
1.06
1.00
0.98
0.95
1.03
1.14
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Loans
Deposits
Total

Santander

60

Latin America. Main Countries spreads
(%)

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Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte, Madrid (Spain)
Tel.: 34 91 259 65 14 - 34 91 259 65 20
Fax: 34 91 257 02 45
e-mail: investor@gruposantander.com
www.gruposantander.com

Back to Contents

Item 3

Financial Report

First Half

06

Back to Contents

Key consolidated data
			Variation
	Jan-Jun 06	Jan-Jun 05	Amount	(%)	2005

Balance sheet (Million euros)
Total assets	818,096	730,306	87,790	12.0	809,107

Customer loans	476,591	403,132	73,459	18.2	435,829

Customer funds under management	709,245	633,803	75,442	11.9	680,887

Shareholders’ equity	38,411	34,086	4,325	12.7	35,841

Total managed funds	976,511	869,555	106,956	12.3	961,953

Capital and NPL ratios (%)
BIS ratio	12.40	12.81			12.94

Tier I	7.41	7.44			7.88

NPL ratio	0.83	0.98			0.89

NPL coverage	185.69	174.55			182.02

Income statement (Million euros)
Net interest income (w/o dividends)	5,721	4,731	990	20.9	10,158

Commercial revenue	10,168	8,604	1,564	18.2	18,242

Gross operating income	11,103	9,473	1,630	17.2	19,807

Net operating income	5,661	4,413	1,247	28.3	9,285

Attributable income to the Group (ordinary)	3,216	2,551	665	26.1	5,212

Attributable income to the Group	3,216	2,551	665	26.1	6,220

Profitability and efficiency (%)
ROE	18.23	16.20			16.64	*

ROA	0.87	0.80			0.78	*

RORWA	1.65	1.55			1.51	*

Efficiency ratio (1)	48.55	53.00			52.55

1).- (general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254	6,254

Share price (euros)	11.42	9.59	11.15

Market capitalisation (million euros)	71,424	59,979	69,735

EPS (euro)	0.5147	0.4088	0.8351	*

Diluted EPS (euro)	0.5130	0.4080	0.8320	*

Book value (euro)	6.14	5.45	5.73

Price / Book value (X)	1.86	1.76	1.95

P/E ratio (X)	11.09	11.73	13.35	*

Other data
Shareholders (number)	2,393,463	2,528,398	2,443,831

Number of employees	130,788	128,572	129,196

Continental Europe	44,048	44,021	43,612

United Kingdom (Abbey)	19,846	22,689	21,121

Latin America	65,380	60,527	63,001

Financial management and equity stakes	1,514	1,335	1,462

Number of branches	10,439	9,997	10,201

Continental Europe	5,526	5,270	5,389

United Kingdom (Abbey)	712	716	712

Latin America	4,201	4,011	4,100

(*) Over Group attributable ordinary income (not including extraordinary capital gains nor allowances).

Note: The published information has not been audited. However, the preparation of the consolidation accounts has been done in accordance to general acceptable accounting criteria and principles.

2	January - June 2006

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Contents

Key consolidated data	2

Performance during the first half	4

The Santander share	11

Consolidated financial report	12

Information by segments	19

Corporate Governance and Corporate Social Responsibility	43

Highlights of the first half

•	Earnings per share were 25.9% higher at EUR 0.5147.
•

In the second quarter the Group generated attributable income of EUR 1,723 million, a new record for a quarter and 26.1% more than in the second quarter of 2005. Of note was the strength of retail business in Europe and Latin America, with weaker results from trading activities.

•	Attributable income for the first half increased 26.1% to EUR 3,216 million, in line with the goal of EUR 6,500 million for the whole of the year.
•

The rise in attributable income was fuelled by the 28.3% increase in net operating income, which rose for the sixth straight quarter. Excluding the exchange rate impact, it increased 23.0% (stronger than in all the quarters of 2005 and the first quarter of 2006).

•	Costs grew selectively and well below the rise in revenues, producing a gain in the efficiency ratio of 4.4 p.p. to below 50% (48.6%).
•	The return on shareholders’ equity (ROE) reached 18.2%, an increase of 2.0 p.p, and return on risk-weighted assets improved by 10 b.p. to 1.65%.
•

Credit risk quality remained excellent. The ratio of non-performing loans was 0.83%, 15 b.p. less than in the first half of 2005, and coverage was 11 p.p. higher at 186%. The Group had a generic fund of EUR 5,197 million at the end of June.

•	The Group maintains solid capital ratios (BIS: 12.4%; core capital 5.8%) after the incorporation of the stake in Sovereign.
•	The first interim dividend charged to 2006 earnings of EUR 0.106904 per share, 15% more than the same one in 2005, will be paid on August 1.
•	Other significant developments were:
–

The agreement to buy a stake in Sovereign Bancorp, announced in October 2005, was put into effect. At the end of June, the stake was 21.97% and the investment EUR 2,046 million (US$2,600 million). We expect it to have a positive impact on earnings per share in the first year.

–	Agreement was reached with Resolution plc to sell Abbey’s life assurance business for EUR 5,200 million. The operation should be closed during the third quarter.
•	Improved rating for the Group from Standard & Poor’s and Fitch Ratings.

January - June 2006	3

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Performance during the first half

General background

The world economy grew by more than 5% in the first quarter of 2006, prolonging the mild acceleration seen in 2005 when average growth was 4.5%. The US and emerging Asia continued to be the most dynamic areas, although the Euro zone and Japan show more satisfactory signs of growth.

The US economy expanded at an annualised rate of 5.3% in the first quarter. Although this strong growth was due to temporary factors and the underlying trend is downward, the economy remains solid. Inflation continues to show a soft upward trend. The Fed continued to raise its key rate (5.25% at the end of June).

Economic activity also gained strength in Latin America (rates of more than 4%). Fiscal and current account balances remained solid. Inflation fared well in most economies, enabling the central banks of Brazil and Mexico to cut their interest rates.

In the Euro zone, the recovery is firmer. Even job creation and consumption, the main weaknesses, have begun to improve. GDP growth stabilised at rates of more than 2% year-on-year and inflation remained slightly above the European Central Bank’s target. In these circumstances the ECB raised its repo rate to 2.75%. Spain’s economy grew 3.5% year-on-year, spurred by buoyant domestic demand. The UK expanded more than 2% in the first quarter and inflation remains around the target of 2%. The Bank of England has held its base rate at 4.5% since last August.

Summary of the Group’s performance and of businesses

In this environment, Santander continued to prove the effectiveness of a business model which is adapted to different markets in order to achieve significant growth in revenues, net operating income and earnings. The drivers behind this performance are the focus on customers and retail business, the growth potential of Santander’s business portfolio and the continuous efforts to improve commercial and operating efficiency.

Attributable income increased 26.1% to EUR 3,216 million in the first half. Earnings per share were EUR 0.5147, 25.9% more than in the first half of 2005.

This performance produced a notable improvement in profitability, both in terms of ROE and RoRWA. ROE reached 18.2%, 2.0 p.p. higher than in the first half of 2005, while RoRWA was 1.65% (+10 b.p.).

The profile of the Group’s income statement was similar to that in the first quarter. Growth in gross operating income was double that of costs and net operating income increased 28.3%. The four main highlights were:

•	Sharp rise in gross operating income thanks to strong net interest income excluding dividends (+20.9%), which rose for the eighth straight quarter, and net fees (+19.6%).
•

The selective growth of costs in Continental Europe and Latin America and the strong reduction in Abbey’s produced notable gains in efficiency in all segments. The Group’s efficiency ratio was 48.6% (53.0% in the first half of 2005).

•	The 62.7% rise in loan-loss provisions was due to the strong growth in lending and the change of business mix in some units. Income before taxes was 30.6% higher.
•	The rise in attributable income reflects the strong growth in the three geographical areas: Continental Europe (+11.5%); Abbey (+40.3%) and Latin America (+27.0%).

4	January - June 2006

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Performance during the first half

Comparisons of revenues and costs between the two periods are positively affected by the evolution of Latin American currencies and of the dollar against the euro. The impact is around 4-5 p.p. in the Group as a whole and 12-14 p.p. in Latin America (8-10 p.p. against the dollar). The impact was less than in the first quarter.

The comparisons, however, do not take into account the extraordinary capital gains in the first quarter of 2005 (EUR 717 million from the sale of the stake in The Royal Bank of Scotland), as a fund of the same amount was established in that quarter and applied at the end of the year.

The three segments of the principal (geographic) levels maintained double digit growth in net operating income and attributable income:

•

Continental Europe generated 51% of the attributable income of the Group’s operating areas. Gross operating income grew at double the pace of operating costs and absorbed the rise in generic provisions resulting from greater lending. Attributable income was 11.5% higher than in the first half of 2005 at EUR 1,701 million, backed by strong growth of all retail units (Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Banif).

•

In the United Kingdom, Abbey contributed EUR 491 million of attributable income, 40.3% more than in the first half of 2005 and 15% of the total of the Group’s operating areas (12% in the first half of 2005).

This growth was the result of greater levels of new business and activity and the efforts made to streamline costs. Both effects enabled Abbey to increase its gross operating income by 8.3%, cut its costs by 10.6% and lift net operating income by 48.5%.

•	Latin America generated EUR 1,147 million of attributable income in the first half (34% of the Group’s total operating areas and 27.0% more than in the same period of 2005). The main drivers of this growth were the strong rise in business and the notable increase in commercial revenues in the last quarters, much higher than the growth in the costs which in local currency increased in line with inflation.

This combination enabled net operating income to rise 46.3% and absorb the higher provisions due to greater lending and the change in the business mix. In dollars, the currency used to manage the area, attributable income was 21.4% higher at US$1,409 million.

More information on the principal segments and their units and countries is set out on pages 20 to 35 of this report.

The secondary level (by businesses) also shows a very favourable performance of all three segments.

•

Retail Banking, which generates 83% of the total gross operating income of the operating areas and 77% of income before taxes, registered 18.8% growth in commercial revenue, 32.3% in net operating income and 25.3% in income before taxes. Continental Europe’s net operating income and income before taxes increased by around 16-17%. Abbey Retail, leveraged by the sharp fall in costs, registered growth of 40.0% and 23.9% in euros in both these items. The respective growth rates in Latin America, in euros, were 70.7% and 48.7%, spurred by the take-off in customer business in the three main markets and the favourable impact of exchange rates.

•

Global Wholesale Banking’s income before taxes was EUR 667 million (14% of the operating areas) and 1.5% less than in the first half of 2005. Factors behind the slight decline included the capital gains obtained in the second quarter of 2005 from the sale of the stake in the Brazilian electricity company AES Tietê. Eliminating this impact, income before taxes rose 15% because of the strong growth of revenues in businesses generated with

January - June 2006	5

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Performance during the first half

customers (+42%), which absorbed the costs of business expansions such as Santander Global Connect into new markets, and larger generic loan-loss provisions due to greater activity.

•

Asset Management and Insurance accounted for 9% of total income before taxes of the operating areas. Net operating income grew 35.0% and income before taxes 30.1%. Both increased at a faster pace than in the first quarter. Gross operating revenue from managed products (mutual funds, pension and insurance) amounted to EUR 2,019 million, 18% of the Group’s total and 15.4% more than in the first half of 2005.

More details on the secondary segments are available on pages 38 to 42 of this report.

As well as the business performance, other noteworthy aspects are:

•

On April 3, Santander and Total were notified of the legal proceedings brought by Total against Santander as a result of its takeover bid of Cepsa shares in 2003. Detailed information is given on page 37 of the first quarter report.

•

The agreement announced last October to acquire 19.8% of the US bank Sovereign Bancorp, once approval by the relevant authorities was obtained, was put into effect. Santander will consolidate its stake in Sovereign by the equity method. The impact is expected to be positive in terms of the Group’s earnings per share in the first year.

•

Abbey reached an agreement with Resolution plc to sell its life assurance business for EUR 5,200 million (97% of its embedded value at the end of 2005). Abbey keeps all the asset management and investment business operated out of its branch network, as well as the James Hay personal pensions company and the WRAP administration and management platform.

Abbey will also continue with products and services for customers through two distribution agreements with Resolution under which:

–	Abbey will distribute through its branches own brand life assurance and pensions products developed by Resolution plc.
–	and in the intermediaries’ market, Abbey will continue to be the sole distributor of Scottish Provident protection products.

Additionally, Abbey can also provide, on an exclusive basis, retail banking products to 5 million customers of Resolution.

•

Lastly, in the IT and systems area, the following developments are noteworthy among others: Brazil’s platforms were integrated into Altair (completed in April) and progress made in rolling out Partenón in Abbey, Portugal and Santander Consumer Finance.

During the second quarter, The Banker magazine awarded the Partenón platform the Technology Award in the category “Core Banking System-Innovation of the Year, Retail Banking”.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Jan-Jun 06	Jan-Jun 05	30.06.06	31.12.05	30.06.05

US$	1.2283	1.2848	1.2713	1.1797	1.2092

Pound sterling	0.6871	0.6859	0.6921	0.6853	0.6742

Brazilian real	2.6896	3.2929	2.7498	2.7446	2.8351

New Mexican peso	13.3531	14.2189	14.3333	12.5845	13.0152

Chilean peso	647.2618	744.8512	694.0662	604.7732	700.7314

Venezuelan bolivar	2,637.6177	2,659.4330	2,729.8625	2,533.1698	2,596.5152

Argentine peso	3.7842	3.7455	3.9458	3.5907	3.4931

6	January - June 2006

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Performance during the first half

Grupo Santander results

Net interest income increased 20.6% to EUR 5,958 million in the first half. Of particular note was that, excluding dividends, the figure was higher for the eighth straight quarter. This was due to the continuous expansion of business volumes and the greater stability in customer spreads. Of note, in the second quarter, was the growth in activity of the Santander Branch Network, Abbey, Mexico and Chile.

The cost of preferred shares and participations, recorded in net interest income, was EUR 199 million, 5.8% lower than in the first half of 2005.

Total net fees rose 19.6%, with notable rises in Latin America (+36.9%) and Abbey (+17.3%) and moderate in Continental Europe (+8.5%), the latter because of the initial impact of the launch of the “We want to be your Bank” plan in the Santander network. Of note by products were the revenues from securities (+21.6%), payment means (+13.9%), insurance (26.5%) and contingent liabilities guarantees (+18.6%).

Income from insurance activity (EUR 455 million) increased 14.6%, while income from companies accounted for by the equity method dropped 26.9% because of the sale of the stake in Unión Fenosa in 2005.

As a result, the Group’s commercial revenue was 18.2% higher at EUR 10,168 million, and gross operating income increased 17.2% as gains on financial transactions increased less (+7.6%).

Operating expenses rose by half the rate of gross operating income (8.0%). Excluding the exchange rate effect and a small perimeter impact, growth was 3.1% (a decline in real terms).

This performance, together with the rise in gross operating income, produced a year-on-year improvement of 4.4 p.p. in the efficiency ratio, with amortisations, to 48.6%. All business areas reported better ratios, particularly Abbey (from 67.2% in the first half of 2005 to 55.2% in the same period of 2006).

Net operating income grew 28.3% and came from all operating areas as the contribution of Financial Management and Equity Stakes was more negative than in 2005.

The net impairment loss on the Group’s assets amounted to EUR 1,133 million, most of which were net loan loss provisions (EUR 1,100 million). The latter increased 62.7% because of the combined effect of, higher generic provisions in Europe (from greater activity) and an increase in specific provisions (mainly in Latin America) emanating from the impact of exchange rates, greater lending and the change in the business mix toward segments with higher spreads, as well as higher risk premiums.

Other income was EUR 5 million positive (EUR 246 million negative in the first half of 2005).

After including these items and deducting corporate tax and minority interests, attributable income for the first half of 2006 was EUR 3,216 million, 26.1% more than in the first half of 2005.

January - June 2006	7

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Performance during the first half

Consolidated balance sheet

Assets at the end of June 2006 amounted to EUR 818,096 million and including off-balance sheet customer funds they totalled EUR 976,511 million, 12.3% more than in the first half of 2005.

Total gross lending stood at EUR 484,442 million, 18.0% more than in the first half of 2005 (+19.6% deducting the exchange-rate impact). Of note was year-on-year growth of 25.2% in loans to other resident sectors and, within it, particularly the 36.7% rise in secured loans. Loans to the non-resident sector grew 14.5%, affected by Abbey’s still moderate growth. Lending grew 6.1% in the second quarter, discounting the exchange-rate impact.

As regards the geographic distribution, Continental Europe accounted for 51% of the Group’s lending, Abbey 38% and Latin America 11%. Year-on-year growth in lending in Continental Europe was 22% excluding securitisations, 18% in the Santander Branch Network and 22% in Banesto, in Spain, 11% in Portugal and 29% in Santander Consumer Finance.

Abbey’s balances were 11% higher in euros (+14% in sterling) and Latin America’s 19% in euros. In local currency growth was 24%, with significant rises in the main countries: Brazil (+30%), Mexico (+32%), excluding the IPAB, the former mortgage portfolio and restructured loans, and Chile (+22%).

Customer funds amounted to EUR 550,831 million, 11.4% more than in the first half of 2005. Deposits excluding REPOs increased 2.5% (+4.4% without the exchange-rate impact), marketable securities 40.4% and subordinated debt 2.3%. Liabilities from insurance contracts declined 3.1%, due to the decrease in Abbey.

In off-balance sheet funds, mutual funds increased 8.5% year-on-year and pension plans 11.7% (+9.1% and +16.3%, respectively, after deducting the exchange-rate impact).

Total customer funds were 11.9% higher at EUR 709,245 million (+13.6% eliminating the exchange-rate impact). The growth of customer funds in the second quarter was 2.5% (discounting the exchange-rate impact).

8	January - June 2006

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Performance during the first half

Continental Europe accounts for 44% of total customer balances, Abbey 36% and Latin America 20%. Continental Europe’s customer funds grew 10% over the second quarter of 2005. In Spain, where 83% of Continental Europe’s balances are concentrated, on-balance sheet funds rose 13% and off-balance sheet ones 10%. We continued to be the leader in mutual funds (market share of 24.6%). In Portugal, we are second in the ranking of mutual funds.

Abbey’s on-balance sheet funds increased 4% and mutual funds 18%, both in euros (+7% and +21% in sterling).

Total managed funds in Latin America rose 16% in euros (+20% without the exchange-rate effect). Deposits, excluding REPOs and the exchange-rate impact, rose 26% in Argentina, 25% in Venezuela and 23% in Colombia, while those in Brazil, Mexico and Chile grew around 15%. Mutual funds in the whole region grew 23% and particularly well in Mexico, Chile and Brazil. Of note in pension funds was the growth in Colombia, Chile and Argentina (+15% for the whole region).

As part of its global financing strategy, the Group issued mortgage bonds and other covered bonds amounting to EUR 8,260 million in the first half, as well as issues of senior debt (counter value of EUR 17,346 million) and subordinated debt issues (EUR 3,265 million).

Maturities during the first half amounted to EUR 6,468 million of senior debt, EUR 1,500 million of mortgage bonds and subordinated debt with a counter value of EUR 532 million.

Goodwill at the end of June stood at EUR 13,959 million, EUR 1,912 million lower than June 2005 (-12.0% y-o-y), derived from recognition of Abbey’s intangibles and the increases from the acquisitions made.

In accordance with the criteria of the Bank for International Settlements (BIS), Grupo Santander’s shareholders’ equity amounted to EUR 55,107 million. The surplus over the minimum requirement was EUR 19,554 million. The BIS ratio was 12.4%, Tier I 7.4% and core capital 5.75% (+40 b.p. over June 2005).

Rating agencies

	Long term	Short term	Financial strength	Outlook

Moody’s	Aa3	P1	B

Standard & Poor’s	AA-	A1+		Positive

Fitch	AA	F1+	A/B	Stable

In the second quarter, Standard & Poor’s and Fitch Ratings improved their ratings of the Group and its main subsidiaries and Moody’s confirmed them. Standard & Poor’s maintained its positive outlook. This makes us one of the European banks with the best long-term rating.

The diversified revenues and risks, the capacity to generate recurrent revenues, Abbey’s performance, the high quality of assets and the improved capital ratios are some of the main strengths cited by the rating agencies.

January - June 2006	9

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Performance during the first half

Risk management

The Group’s ratio of non-performing loans (NPLs) was 0.83% at the end of June, 3 b.p. lower than in the first quarter and 15 b.p. lower than a year earlier. NPL coverage was 186%, slightly up on March and 11 p.p. higher than in June 2005. The total fund for coverage amounted to EUR 8,335 million (+EUR 260 million in the second quarter), of which EUR 5,197 million were generic funds.

Specific loan-loss provisions during the first half, net of recoveries, amounted to EUR 766 million (0.33% annualised credit cost) compared to EUR 420 million (0.21% annualised credit cost in the same period of 2005). Most of the growth in provisions came from Brazil, Chile and Mexico as a result of the exchange rate, the greater lending in these countries and the change of business mix towards retail segments with a higher component of consumption which, despite a higher cost of credit, provide a greater return in terms of risk-return.

The NPL ratio in Spain marked another historic low at 0.54% during the second quarter (5 b.p. lower than in June 2005). NPL coverage continued to be very high at 331% (+31 p.p. since June 2005).

Santander Consumer Finance’s NPL ratio was slightly higher at 2.46%. Coverage was 119%.

Trading portfolios. VaR by region.

Second quarter

Million euros	2006		2005
	Avg	Latest	Avg

Total	41.6	46.2	18.7

Europe	15.9	20.4	9.3

USA	2.4	2.5	1.7

Latin America	29.8	29.8	16.1

In Portugal, where the economic environment is still not very favourable, the NPL ratio was 0.56%, 15 b.p. less than in March 2006 and 47 b.p. below June 2005. Coverage was 301%, 84 p.p. higher.

Abbey’s NPL ratio was 0.63% and coverage 82%, both virtually unchanged during the second quarter and, respectively, 17 b.p. less and 8 p.p. more than in June 2005.

In Latin America the NPL ratio was 1.77%, 6 b.p. more than in March 2006 for reasons already mentioned, but 32 b.p. less than in June 2005. Coverage was 168%, 15 p.p. lower than the previous year.

In the second quarter, market trading risk, measured in terms of daily value at risk (DVaR), was around an average of EUR 41.6 million in the second quarter, fluctuating between EUR 30.8 and EUR 75 million. The path of DVaR has been mainly determined by the volatility of Brazil’s markets, particularly fixed income, in a framework of an upward revision of inflation expectations and official interest rates throughout the world, which particularly affected emerging markets. The decline in risk levels after the high reached for the year is due to the reduction in positions recorded in Brazil’s treasury and to less volatile Brazilian interest rates.

Trading portfolios. VaR by product.

Second quarter 2006

Million euros
	Min	Avg	Max	Latest

Total trading
Total VaR	30.8	41.6	75.0	46.2

Diversification effect	(6.7)	(10.9)	(16.3)	(6.8)

Fixed income VaR	28.3	38.9	69.8	39.5

Equity VaR	3.6	4.7	6.0	4.3

Currency VaR	6.0	8.8	14.5	9.2

Trading

10	January - June 2006

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The share

The Santander share

The stock markets fell heavily during the second quarter because of a higher than expected increase in inflationary pressures, which could produce a bigger hike in interest rates.

In this environment, the Santander share ended the second quarter at EUR 11.42, 2.4% higher than at the end of 2005. Our share has risen 19.1% over the last 12 months compared to an 11.3% increase in the DJ Stoxx 50, 19.0% in the DJ Stoxx Banks, 18.0% in Spain’s Ibex-35 and 14.1% in the FTSE 100.

Capitalisation

Santander is the largest company in Spain and the biggest bank in the Euro zone by market value, with a capitalisation at the end of June of EUR 71,424 million (+EUR 11,445 million over June 2005).

The share’s weighting in the DJ Stoxx 50 is 2.41%, 5.34% in the DJ Stoxx Banks and 16.47% in the Ibex-35

Trading

The number of Santander shares traded during the first half was 8,333 million for an effective value of EUR 96,681 million, the highest in the Spanish market and with a liquidity ratio of 133%. The average daily number of shares traded was 66.1 million.

Shareholder remuneration

The Group paid on May 2 the fourth interim dividend for 2005 of EUR 0.13762 per share, which brought the total charged to 2005 earnings to EUR 0.4165 per share, 25% more than that charged to 2004 earnings.

The Board approved the payment of the first interim dividend charged to 2006 earnings of EUR 0.106904 per share, which will be paid as of August 1 and is 15% more than the same one paid in 2005.

Shareholder base

The total number of shareholders at June 30, 2006 was 2,393,463. The average number of shares per investor was 2,613.

As regards the geographic distribution of the capital stock, 90.05% of shareholders are European, with an average investment of EUR 27,065 (2,370 shares per shareholder), while shareholders from the Americas hold 9.71% of the capital stock (average investment of EUR 756,013 or 66,021 shares).

Excluding the Board, which holds 4.69% of the capital stock, individuals hold 30.82% and institutional investors 64.49%.

Comparative performance of share prices

December 30, 2005 to June 30, 2006

The Santander share

30.06.2006

Shareholders and trading data
Shareholders (number)	2,393,463

Shares outstanding (number)	6,254,296,579

Average daily turnover (no. of shares)	66,136,125

Share liquidity* (%)	133

Dividend per share
First interim dividend 2005 (01.08.05)	0.092960

Second interim dividend 2005 (01.11.05)	0.092960

Third interim dividend 2005 (01.02.06)	0.092960

Fourth interim dividend 2005 (02.05.06)	0.137620

First interim dividend 2006 (01.08.06)	0.106904

Price movements during the year
Beginning (30.12.05)	11.15

High	12.41

Low	10.44

Last (30.06.06)	11.42

Market capitalisation (millions) (30.06.06)	71,424

Stock market indicators

Price / Book value (X)	1.86

P/E ratio (X)	11.09

(*).-Number of shares traded during the year / number of shares

January - June 2006	11

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Consolidated financial report

Income statement

Million euros			Variation
	Jan-Jun 06	Jan-Jun 05	Amount	(%)

Net interest income (w/o dividends)	5,721	4,731	990	20.9

Dividends	237	208	29	13.7

Net interest income	5,958	4,940	1,019	20.6

Income from companies accounted for by the equity method	241	329	(89)	(26.9)

Net fees	3,514	2,938	576	19.6

Insurance activity	455	397	58	14.6

Commercial revenue	10,168	8,604	1,564	18.2

Gains (losses) on financial transactions	934	869	66	7.6

Gross operating income	11,103	9,473	1,630	17.2

Income from non-financial services	231	223	9	3.8

Non-financial expenses	(51)	(77)	26	(33.6)

Other operating income	(44)	(41)	(3)	7.1

Operating costs	(5,579)	(5,165)	(414)	8.0

General administrative expenses	(5,021)	(4,695)	(326)	6.9

Personnel	(3,012)	(2,792)	(220)	7.9

Other administrative expenses	(2,009)	(1,903)	(106)	5.6

Depreciation and amortisation	(558)	(470)	(88)	18.8

Net operating income	5,661	4,413	1,247	28.3

Impairment loss on assets	(1,133)	(697)	(437)	62.7

Loans	(1,100)	(676)	(424)	62.7

Goodwill	(5)	—	(5)	—

Other assets	(28)	(21)	(8)	37.6

Other income	5	(246)	251	—

Income before taxes	4,532	3,471	1,061	30.6

Corporate income tax	(979)	(661)	(317)	48.0

Net income from ordinary activity	3,553	2,810	743	26.5

Net income from discontinued operations	(7)	1	(8)	—

Net consolidated income	3,546	2,811	736	26.2

Minority interests	330	260	71	27.2

Attributable income to the Group	3,216	2,551	665	26.1

Pro memoria:
Average total assets	817,605	702,876	114,728	16.3

Average shareholders’ equity	35,286	31,488	3,797	12.1

12	January - June 2006

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Consolidated financial report

Quarterly

Million euros	2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2

Net interest income (w/o dividends)	2,321	2,411	2,623	2,803	2,843	2,878

Dividends	36	172	70	57	50	187

Net interest income	2,357	2,583	2,694	2,860	2,893	3,065

Inc. from companies accounted for by the equity method	141	189	153	136	131	110

Net fees	1,416	1,522	1,655	1,721	1,749	1,765

Insurance activity	214	183	215	203	210	245

Commercial revenue	4,127	4,477	4,717	4,920	4,983	5,185

Gains (losses) on financial transactions	408	461	313	384	410	524

Gross operating income	4,535	4,938	5,030	5,304	5,393	5,710

Income from non-financial services	111	112	76	127	119	112

Non-financial expenses	(35)	(42)	(16)	(30)	(26)	(25)

Other operating income	(9)	(32)	(27)	(36)	(23)	(21)

Operating costs	(2,557)	(2,608)	(2,677)	(2,881)	(2,807)	(2,771)

General administrative expenses	(2,321)	(2,373)	(2,438)	(2,569)	(2,526)	(2,494)

Personnel	(1,387)	(1,405)	(1,437)	(1,515)	(1,514)	(1,498)

Other administrative expenses	(935)	(969)	(1,001)	(1,053)	(1,012)	(997)

Depreciation and amortisation	(235)	(235)	(239)	(312)	(281)	(277)

Net operating income	2,045	2,368	2,387	2,484	2,655	3,005

Impairment loss on assets	(293)	(403)	(418)	(692)	(512)	(621)

Loans	(283)	(393)	(399)	(540)	(501)	(599)

Goodwill	—	—	—	—	—	(5)

Other assets	(10)	(10)	(19)	(152)	(12)	(17)

Other income	(137)	(108)	(137)	96	(14)	19

Income before taxes (ordinary)	1,615	1,856	1,832	1,888	2,128	2,404

Corporate income tax	(311)	(350)	(373)	(402)	(468)	(511)

Net income from ordinary activity	1,303	1,506	1,459	1,486	1,660	1,893

Net income from discontinued operations	0	0	(15)	0	(5)	(2)

Net consolidated income (ordinary)	1,304	1,507	1,445	1,486	1,655	1,891

Minority interests	119	141	118	152	162	169

Attributable income to the Group (ordinary)	1,185	1,366	1,327	1,334	1,493	1,723

Net extraordinary gains and writedowns	—	—	—	1,008	—	—

Attributable income to the Group	1,185	1,366	1,327	2,342	1,493	1,723

January - June 2006	13

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Consolidated financial report

Net fees and insurance activity

Million euros			Variation
	Jan-Jun 06	Jan-Jun 05	Amount	(%)

Commissions for services	2,137	1,722	415	24.1

Credit and debit cards	324	285	40	13.9

Insurance	552	436	116	26.5

Account management	272	244	28	11.6

Commercial bills	114	104	10	9.5

Guarantees and other contingent liabilities	145	122	23	18.6

Other transactions	730	531	198	37.3

Mutual & pension funds	1,012	916	96	10.5

Securities services	365	300	65	21.6

Net fees	3,514	2,938	576	19.6

Insurance activity	455	397	58	14.6

Net fees and insurance business	3,969	3,335	634	19.0

Operating costs

Million euros			Variation
	Jan-Jun 06	Jan-Jun 05	Amount	(%)

Personnel expenses	3,012	2,792	220	7.9

General expenses:	2,009	1,903	106	5.6

Information technology	189	232	(43)	(18.6)

Communications	183	186	(4)	(2.0)

Advertising	239	192	47	24.2

Buildings and premises	410	369	41	11.1

Printed and office material	62	57	4	7.8

Taxes (other than income tax)	114	82	33	40.0

Other expenses	812	784	28	3.6

Personnel and general expenses	5,021	4,695	326	6.9

Depreciation and amortisation	558	470	88	18.8

Total operating expenses	5,579	5,165	414	8.0

Net loan loss provisions

Million euros			Variation
	Jan-Jun 06	Jan-Jun 05	Amount	(%)

Non performing loans	1,458	932	525	56.3

Country-risk	(90)	(0)	(90)	—

Recovery of written-off assets	(267)	(256)	(11)	4.3

Total	1,100	676	424	62.7

14	January - June 2006

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Consolidated financial report

Balance sheet

Million euros

			Variation
	30.06.06	30.06.05	Amount	(%)	31.12.05

Assets
Cash on hand and deposits at central banks	15,614	9,404	6,211	66.0	16,086

Trading portfolio	162,883	132,623	30,260	22.8	154,208

Debt securities	79,018	62,881	16,137	25.7	81,742

Loans and credits	32,409	20,183	12,226	60.6	26,480

Equities	10,104	7,807	2,297	29.4	8,078

Other	41,352	41,751	(399)	(1.0)	37,908

Other financial assets at fair value	46,459	44,110	2,348	5.3	48,862

Loans and credits	6,706	5,772	934	16.2	6,431

Other	39,753	38,339	1,414	3.7	42,431

Available-for-sale financial assets	37,872	46,689	(8,817)	(18.9)	73,945

Debt securities	31,227	41,699	(10,472)	(25.1)	68,054

Equities	6,645	4,990	1,655	33.2	5,891

Loans	496,787	431,389	65,398	15.2	459,784

Deposits at credit institutions	48,789	46,756	2,033	4.3	47,066

Loans and credits	437,477	377,177	60,299	16.0	402,918

Other	10,521	7,455	3,066	41.1	9,801

Investments	5,378	3,979	1,399	35.1	3,031

Intangible assets and property and equipment	12,272	12,046	226	1.9	12,204

Goodwill	13,959	15,871	(1,912)	(12.0)	14,018

Other	26,874	34,196	(7,322)	(21.4)	26,968

Total assets	818,096	730,306	87,790	12.0	809,107

Liabilities and shareholders’ equity
Trading portfolio	118,934	104,856	14,078	13.4	112,466

Customer deposits	14,135	12,810	1,325	10.3	14,039

Marketable debt securities	20,672	12,380	8,292	67.0	19,821

Other	84,127	79,666	4,461	5.6	78,607

Other financial liabilities at fair value	12,713	11,892	822	6.9	11,810

Customer deposits	246	—	246	—	—

Marketable debt securities	12,467	11,892	576	4.8	11,810

Other	—	—	—	—	—

Financial liabilities at amortized cost	568,296	497,605	70,691	14.2	565,652

Due to central banks and credit institutions	91,614	71,774	19,840	27.6	116,659

Customer deposits	291,400	285,568	5,832	2.0	291,727

Marketable debt securities	139,183	98,485	40,698	41.3	117,209

Subordinated debt	30,240	29,557	682	2.3	28,763

Other financial liabilities	15,859	12,220	3,639	29.8	11,293

Insurance liabilities	42,487	43,862	(1,375)	(3.1)	44,672

Provisions	18,861	19,524	(663)	(3.4)	19,823

Other liability accounts	11,833	11,258	575	5.1	10,748

Preferred securities	1,257	1,759	(501)	(28.5)	1,309

Minority interests	2,898	2,462	436	17.7	2,848

Equity adjustments by valuation	2,406	3,004	(598)	(19.9)	3,077

Capital stock	3,127	3,127	—	—	3,127

Reserves	32,737	28,989	3,747	12.9	29,098

Income attributable to the Group	3,216	2,551	665	26.1	6,220

Less: dividends	(669)	(581)	(87)	15.0	(1,744)

Total liabilities and shareholders’ equity	818,096	730,306	87,790	12.0	809,107

Off-balance-sheet managed funds	158,414	139,249	19,165	13.8	152,846

Total managed funds	976,511	869,555	106,956	12.3	961,953

January - June 2006	15

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Consolidated financial report

Customer loans

Million euros

			Variation
	30.06.06	30.06.05	Amount	(%)	31.12.05

Public sector	5,628	5,474	154	2.8	5,243

Other residents	175,294	140,018	35,276	25.2	153,727

Secured loans	96,576	70,626	25,950	36.7	81,343

Other loans	78,717	69,391	9,326	13.4	72,384

Non-resident sector	303,520	264,980	38,540	14.5	284,468

Secured loans	179,598	167,637	11,962	7.1	174,117

Other loans	123,922	97,344	26,578	27.3	110,352

Gross loans and credits	484,442	410,472	73,970	18.0	443,439

Credit loss allowance	7,852	7,340	511	7.0	7,610

Net loans and credits	476,591	403,132	73,459	18.2	435,829

Pro memoria: Doubtful loans	4,470	4,289	181	4.2	4,356

Public sector	19	1	18	—	3

Other residents	1,096	982	114	11.6	1,027

Non-resident sector	3,355	3,306	49	1.5	3,326

Credit risk management (*)

Million euros

			Variation
	30.06.06	30.06.05	Amount	(%)	31.12.05

Non-performing loans	4,489	4,328	161	3.7	4,342

NPL ratio (%)	0.83	0.98	(0.15 p.)		0.89

Credit loss allowances	8,335	7,554	781	10.3	7,902

Specific	3,139	3,145	(6)	(0.2)	3,177

General-purpose	5,197	4,410	787	17.8	4,725

NPL coverage (%)	185.69	174.55	11.14 p.		182.02

Credit cost (%) **	0.33	0.21	0.12 p.		0.24

Ordinary non-performing and doubtful loans ***	3,277	3,143	134	4.3	3,132

NPL ratio (%) ***	0.61	0.71	(0.10 p.)		0.64

NPL coverage (%) ***	254.39	240.37	14.02 p.		252.28

(*) Excluding country-risk

(**).- Annualised net specific allowance / loans

(***) Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Nonperforming loans by quarter

Million euros

		2005			2006
	Q1	Q2	Q3	Q4	Q1	Q2

Balance at beginning of period	4,115	4,427	4,328	4,375	4,342	4,370

+ Net additions	496	367	442	433	509	569

- Write-offs	(183)	(466)	(395)	(467)	(480)	(450)

Balance at period-end	4,427	4,328	4,375	4,342	4,370	4,489

16	January - June 2006

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Consolidated financial report

Customer funds under management

Million euros

			Variation
	30.06.06	30.06.05	Amount	(%)	31.12.05

Public sector	11,156	14,555	(3,399)	(23.4)	14,366

Other residents	87,421	81,827	5,593	6.8	83,392

Demand deposits	52,008	48,454	3,554	7.3	50,124

Time deposits	20,194	18,436	1,758	9.5	18,799

REPOs	15,219	14,938	281	1.9	14,470

Non-resident sector	207,205	201,996	5,209	2.6	208,008

Demand deposits	116,192	111,965	4,227	3.8	113,603

Time deposits	70,939	74,746	(3,807)	(5.1)	77,195

REPOs	17,405	11,613	5,792	49.9	14,366

Public Sector	2,669	3,672	(1,003)	(27.3)	2,844

Customer deposits	305,782	298,379	7,403	2.5	305,765

Debt securities	172,323	122,756	49,566	40.4	148,840

Subordinated debt	30,240	29,557	682	2.3	28,763

Insurance liabilities	42,487	43,862	(1,375)	(3.1)	44,672

On-balance-sheet customer funds	550,831	494,554	56,277	11.4	528,041

Mutual funds	113,618	104,686	8,932	8.5	109,480

Pension funds	27,709	24,797	2,912	11.7	28,619

Managed portfolios	17,088	9,766	7,321	75.0	14,746

Off-balance-sheet customer funds	158,414	139,249	19,165	13.8	152,846

Customer funds under management	709,245	633,803	75,442	11.9	680,887

Mutual funds. June 2006

Million euros

	Assets under management	Var. (%) s/ Jun. 05

Spain	76,677	4.4

Portugal	5,940	10.6

United Kingdom (Abbey)	6,638	17.6

Latin America	24,363	20.4

Total	113,618	8.5

Pensions funds. June 2006

Million euros

	Assets under management	Var. (%) s/ Jun. 05

Spain	8,887	16.8 *

Portugal	1,373	40.1

Latin America	17,449	7.7

Total	27,709	11.7

*	Excluding EPSV: +8.8%

Statement of changes in consolidated shareholders’ equity

Million euros

	Jan-Jun 06	Jan-Jun 05

Available-for-sale financial assets	160	(358)

Other financial liabilities at fair value	—	—

Cash flow hedges	(103)	3

Hedges of net investments in businesses abroad	149	(157)

Exchange differences	(876)	1,738

Long-term assets for sale	—	—

Net revenues recorded in shareholders’ equity	(671)	1,226

Net consolidated income (published)	3,546	2,811

Adjustments for changes in accounting criteria	—	—

Adjustments for misstatements	—	—

Net consolidated income	3,546	2,811

Parent Bank	2,545	3,778

Minority interests	330	260

Total revenues and expenses	2,875	4,037

January - June 2006	17

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Consolidated financial report

Shareholders' equity and minority interests

Million euros			Variation
	30.06.06	30.06.05	Amount	(%)	31.12.05

Capital stock	3,127	3,127	—	—	3,127

Additional paid-in surplus	20,370	20,370	—	—	20,370

Reserves	12,389	8,619	3,769	43.7	8,781

Treasury stock	(22)	(0)	(22)	—	(53)

On-balance-sheet shareholders' equity	35,864	32,116	3,747	11.7	32,225

Net attributable income	3,216	2,551	665	26.1	6,220

Interim dividend distributed	—	—	—	—	(1,163)

Shareholders' equity at period-end	39,080	34,667	4,413	12.7	37,283

Interim dividend not distributed	(669)	(581)	(87)	15.0	(1,442)

Shareholders' equity	38,411	34,086	4,325	12.7	35,841

Valuation adjustments	2,406	3,004	(598)	(19.9)	3,077

Minority interests	2,898	2,462	436	17.7	2,848

Preferred securities	1,257	1,759	(501)	(28.5)	1,309

Preferred securities in subordinated debt	6,286	6,797	(510)	(7.5)	6,773

Shareholders' equity and minority interests	51,258	48,107	3,151	6.6	49,848

Computable capital and BIS ratio

Million euros			Variation
	30.06.06	30.06.05	Amount	(%)	31.12.05

Computable basic capital	32,928	28,609	4,318	15.1	32,532

Computable supplementary capital	22,180	20,628	1,551	7.5	20,894

Computable capital	55,107	49,238	5,869	11.9	53,426

Risk-weighted assets	444,420	384,428	59,992	15.6	412,734

BIS ratio	12.40	12.81	(0.41)		12.94

Tier 1	7.41	7.44	(0.03)		7.88

Core capital	5.75	5.35	0.40		6.05

Cushion	19,554	18,484	1,070	5.8	20,407

18	January - June 2006

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Information by segments

Description of the segments

Grupo Santander maintained in 2006 the general criteria used in 2005, with two exceptions:

•

Expansion of the Global Customer Relationship Model, which includes 66 new customers, mainly from Latin America. This does not mean any changes in the geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).

•

New York’s business, which was included within Continental Europe, is incorporated to the perimeter of Latin America as this is the sphere of management which develops most of its activities. In the secondary segment, it remains within Global Wholesale Banking.

The figures for 2005 have been drawn up again and include both changes so that like-for-like comparisons can be made with 2006.

The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the financial statements are adapted to the new rules, applying the same general principles as those used in the Group.

In accordance with the International Financial Reporting Standards (IFRS), the business areas are structured into two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. The segments reported on are:

•

Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance and specific weight of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance and Portugal is also set out.

•	United Kingdom (Abbey). This only covers all of Abbey’s business, mainly focused on retail banking and insurance activity in the UK.
•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in

Santander Private Banking, as an independent and globally managed unit and the New York office. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also set out.

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:

•

Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom-Abbey and Latin America) as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Global Wholesale Banking. This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•

Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America which have their own distribution networks, the Group uses, and remunerates through agreements, the retail networks for the placement of these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional costs related to the Group’s functioning.

January - June 2006	19

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Information by principal segments

Income statement and balance sheet of principal segments

Million euros	Operating business areas			Continental Europe
	J-J 06	J-J 05	Var. (%)	J-J 06	J-J 05	Var. (%)

Income statement
Net interest income	6,437	5,267	22.2	2,971	2,617	13.5

Inc. from companies accounted by equity method	8	15	(44.3)	2	10	(80.8)

Net fees	3,521	2,967	18.7	1,742	1,605	8.5

Insurance activity	452	399	13.4	68	61	11.2

Commercial revenue	10,418	8,647	20.5	4,782	4,293	11.4

Gains (losses) on financial transactions	827	957	(13.6)	325	296	9.5

Gross operating income	11,245	9,604	17.1	5,107	4,589	11.3

Income from non-financial services (net) and other operating income	146	113	29.0	170	137	24.4

General administrative expenses	(4,814)	(4,529)	6.3	(1,929)	(1,802)	7.0

Personnel	(2,913)	(2,706)	7.6	(1,316)	(1,249)	5.4

Other administrative expenses	(1,901)	(1,823)	4.3	(612)	(553)	10.8

Depreciation and amortisation	(464)	(456)	1.9	(257)	(247)	4.1

Net operating income	6,113	4,733	29.1	3,092	2,677	15.5

Net loan loss provisions	(1,199)	(677)	77.0	(607)	(427)	42.0

Other income	(48)	(40)	20.2	83	(20)	—

Income before taxes	4,865	4,016	21.2	2,569	2,231	15.2

Income from ordinary activity	3,602	2,962	21.6	1,815	1,594	13.8

Net consolidated income	3,596	2,963	21.4	1,808	1,595	13.4

Attributable income to the Group	3,339	2,779	20.2	1,701	1,526	11.5

Balance sheet
Loans and credits*	475,897	402,274	18.3	240,044	193,284	24.2

Trading portfolio (w/o loans)	119,154	101,578	17.3	31,599	26,431	19.6

Available-for-sale financial assets	29,793	28,211	5.6	13,250	12,524	5.8

Due from credit institutions*	101,866	104,780	(2.8)	64,493	66,496	(3.0)

Intangible assets and property and equipment	11,262	10,579	6.5	4,983	4,032	23.6

Other assets	78,232	70,801	10.5	16,733	15,890	5.3

Total assets/liabilities & shareholders' equity	816,205	718,222	13.6	371,102	318,658	16.5

Customer deposits*	304,698	293,068	4.0	128,791	123,857	4.0

Marketable debt securities*	106,027	80,735	31.3	35,066	25,269	38.8

Subordinated debt	14,390	15,754	(8.7)	2,185	2,618	(16.5)

Insurance liabilities	42,487	43,862	(3.1)	7,133	5,378	32.6

Due to credit institutions*	178,137	133,271	33.7	85,141	72,204	17.9

Other liabilities	142,871	127,338	12.2	96,037	75,994	26.4

Shareholders' equity	27,595	24,195	14.1	16,748	13,338	25.6

Off-balance-sheet funds	158,414	139,249	13.8	100,939	91,541	10.3

Mutual funds	113,618	104,686	8.5	82,617	78,803	4.8

Pension funds	27,709	24,797	11.7	10,260	8,591	19.4

Managed portfolios	17,088	9,766	75.0	8,062	4,146	94.4

Customer funds under management	626,016	572,667	9.3	274,115	248,663	10.2

Total managed funds	974,619	857,471	13.7	472,041	410,199	15.1

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.57	24.20	(0.63 p.)	20.60	23.23	(2.63 p.)

Efficiency ratio	45.29	50.42	(5.13 p.)	40.48	42.58	(2.10 p.)

NPL ratio	0.81	0.94	(0.13 p.)	0.72	0.79	(0.07 p.)

Coverage ratio	184.20	172.81	11.39 p.	252.84	240.04	12.80 p.

Number of employees (direct & indirect)	129,274	127,237	1.6%	44,048	44,021	0.1%

Number of branches	10,439	9,997	4.4%	5,526	5,270	4.9%

20	January - June 2006

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Information by principal segments

			Income statement and balance sheet of principal segments
						Million euros
United Kingdom (Abbey)			Latin America
J-J 06	J-J 05	Var. (%)	J-J 06	J-J 05	Var. (%)

946	889	6.4	2,520	1,761	43.1	Income statement Net interest income

2	1	36.7	4	4	25.7	Inc. from companies accounted by equity method

510	435	17.3	1,269	927	36.9	Net fees

307	291	5.8	77	47	62.8	Insurance activity

1,766	1,616	9.2	3,870	2,739	41.3	Commercial revenue

199	197	1.0	303	463	(34.6)	Gains (losses) on financial transactions

1,965	1,813	8.3	4,173	3,202	30.3	Gross operating income

26	17	55.5	(51)	(41)	24.8	Income from non-financial services (net) and other operating income

(1,045)	(1,174)	(10.9)	(1,840)	(1,553)	18.5	General administrative expenses

(589)	(608)	(3.1)	(1,008)	(849)	18.7	Personnel

(457)	(566)	(19.3)	(832)	(704)	18.2	Other administrative expenses

(54)	(56)	(3.4)	(153)	(153)	0.2	Depreciation and amortisation

891	600	48.5	2,129	1,455	46.3	Net operating income

(204)	(159)	28.3	(389)	(91)	326.0	Net loan loss provisions

(4)	61	—	(127)	(81)	57.0	Other income

684	502	36.1	1,613	1,283	25.7	Income before taxes

491	350	40.3	1,296	1,018	27.3	Income from ordinary activity

491	350	40.3	1,296	1,018	27.3	Net consolidated income

491	350	40.3	1,147	903	27.0	Attributable income to the Group

						Balance sheet
182,597	164,251	11.2	53,256	44,739	19.0	Loans and credits*

62,873	55,216	13.9	24,682	19,931	23.8	Trading portfolio (w/o loans)

20	23	(10.6)	16,523	15,664	5.5	Available-for-sale financial assets

12,586	15,252	(17.5)	24,787	23,031	7.6	Due from credit institutions*

4,999	5,217	(4.2)	1,280	1,329	(3.7)	Intangible assets and property and equipment

46,303	41,539	11.5	15,196	13,372	13.6	Other assets

309,378	281,498	9.9	135,725	118,067	15.0	Total assets/liabilities & shareholders’ equity

110,225	109,379	0.8	65,681	59,831	9.8	Customer deposits*

64,696	51,076	26.7	6,264	4,391	42.7	Marketable debt securities*

10,640	12,295	(13.5)	1,565	840	86.3	Subordinated debt

33,528	37,071	(9.6)	1,825	1,412	29.3	Insurance liabilities

55,599	30,551	82.0	37,397	30,516	22.5	Due to credit institutions*

32,057	38,839	(17.5)	14,778	12,505	18.2	Other liabilities

2,633	2,286	15.2	8,215	8,572	(4.2)	Shareholders’ equity

6,638	5,646	17.6	50,837	42,062	20.9	Off-balance-sheet funds

6,638	5,646	17.6	24,363	20,237	20.4	Mutual funds

—	—	—	17,449	16,205	7.7	Pension funds

—	—	—	9,025	5,620	60.6	Managed portfolios

225,727	215,468	4.8	126,173	108,537	16.2	Customer funds under management

316,016	287,144	10.1	186,563	160,129	16.5	Total managed funds

				(*).- Includes all stock of concept classified in the balance sheet
						Ratios (%) and other data
34.00	30.61	3.39 p.	25.69	23.93	1.76 p.	ROE

55.24	67.20	(11.96 p.)	46.61	52.39	(5.78 p.)	Efficiency ratio

0.63	0.80	(0.17 p.)	1.77	2.09	(0.32 p.)	NPL ratio

81.98	73.73	8.25 p.	167.53	182.04	(14.51 p.)	Coverage ratio

19,846	22,689	(12.5%)	65,380	60,527	8.0%	Number of employees (direct & indirect)

712	716	(0.6%)	4,201	4,011	4.7%	Number of branches

January - June 2006	21

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Information by principal segments

Continental Europe

Continental Europe includes all activities carried out in this area: retail banking, global wholesale banking, asset management and insurance.

Attributable income in the first half increased 11.5% to EUR 1,701 million (51% of the Group’s total from its operating areas). The main drivers were the rise in revenues, mainly from net interest income, fees and gains on financial transactions with customers, and containment of costs. As a result, net operating income rose 15.5%.

Moreover, the growth in earnings came from a variety of sources: the four large retail units registered significant growth and generated record half yearly profits.

Net interest income was 13.5% higher than in the first half of 2005 at EUR 2,971 million. This was due to increased business volumes and the improvement in the customer spreads of the Santander Branch Network and Banesto. The trend is very favourable as net interest income grew for the fifth consecutive quarter, and that of the second quarter of 2006 was the one that rose the most over the preceding quarter (+4.1% excluding dividends). All the large units included in this area registered increases.

Net fees and insurance activity increased 8.6% to EUR 1,809 million. Of note were the rises in Portugal and Banif and, in contrast, the initial impact of the elimination in 2006 of fees and commissions linked to the strategic plan of the Santander network (“We want to be your Bank”). A positive note in the second quarter of 2006 was the pick-up in the growth trend of these revenues (EUR 922 million, 3.8% more than in the first quarter).

The main driving forces of the growth in fees are mutual funds, pension plans and insurance, backed by greater business activity and volumes. Those from securities and payment means also increased.

The higher gains on financial transactions reflect the stronger demand by customers for treasury products.

Gross operating income rose 11.3%. Operating costs increased 6.7%, a good performance if one bears in mind that they include some perimeter effect, the development of new products and new branch openings.

As a result of the revenue and costs performance, the efficiency ratio improved by 2.1 percentage points to 40.5%. The ratios of the Santander Branch Network, Banesto and Portugal were much better. Santander Consumer Finance which has the area’s best ratio (35.3%) increased 1.5 p.p as it was affected by the incorporation of less efficient businesses (consumer lending unit in the UK and Interbanco in Portugal.

Net operating income was 15.5% higher at EUR 3,092 million. The four main retail banking units, which generate 87% of total net operating income, registered double digit growth.

Net losses from the impairment of loans increased 42.0%, most of it generic provisions emanating from the growth in lending and guarantees, as credit risk quality continued to be excellent.

Lending excluding securitisations grew 22%. All retail banks did well: Banesto (+22%); Santander Network (+18%); Portugal (+11%) and Santander Consumer Finance (+29%).

Deposits, mutual funds and pension funds increased 5%

22	January - June 2006

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Information by principal segments

Continental Europe. Main units

Million euros	Santander network		Banesto		Santander Consumer Finance		Portugal
	J-J 06	Var. (%)	J-J 06	Var. (%)	J-J 06	Var. (%)	J-J 06	Var. (%)

Income statement
Net interest income	1,120	11.2	595	10.3	658	17.5	335	2.9

Inc. from companies accounted by equity method	—	—	(0)	—	2	11.6	—	—

Net fees	756	1.2	291	6.3	191	11.2	190	29.9

Insurance activity	—	—	20	32.0	—	—	9	(20.6)

Commercial revenue	1,876	6.9	905	9.2	851	16.0	535	10.5

Gains (losses) on financial transactions	139	10.0	68	21.2	25	33.6	17	(25.0)

Gross operating income	2,015	7.2	973	10.0	876	16.5	552	8.9

Income from non-financial services (net) and other operating income	6	126.1	157	30.3	14	(25.8)	(6)	17.1

General administrative expenses	(757)	1.7	(405)	2.2	(292)	20.9	(218)	0.8

Personnel	(578)	1.3	(307)	4.6	(132)	13.6	(142)	0.5

Other administrative expenses	(179)	3.0	(97)	(4.8)	(160)	27.6	(75)	1.4

Depreciation and amortisation	(116)	(2.3)	(59)	14.1	(28)	10.9	(31)	9.2

Net operating income	1,148	12.5	666	19.5	570	13.0	298	15.5

Net loan loss provisions	(204)	51.3	(92)	23.9	(186)	12.0	(19)	(50.8)

Other income	(11)	28.4	24	—	20	—	(7)	164.9

Income before taxes	934	6.4	598	24.8	405	21.7	272	25.2

Income from ordinary activity	673	6.5	405	23.5	284	23.6	217	25.2

Net consolidated income	673	6.5	405	23.5	284	23.6	217	25.2

Attributable income to the Group	673	6.6	302	16.4	280	22.3	216	25.3

Balance sheet

Loans and credits*	98,696	20.8	53,838	24.5	34,477	28.8	27,768	15.5**

Trading portfolio (w/o loans)	—	(100.0)	4,690	(13.4)	3	75.5	1,157	28.0

Available-for-sale financial assets	3	—	11,061	20.0	91	95.5	837	(56.1)

Due from credit institutions*	91	(49.8)	20,313	52.7	5,011	(21.0)	11,425	0.7

Intangible assets and property and equipment	2,073	27.3	1,599	6.6	619	72.1	445	1.1

Other assets	839	(19.3)	6,263	19.6	1,221	34.8	4,586	45.1

Total assets/liabilities & shareholders’ equity	101,702	20.3	97,764	25.5	41,423	20.3	46,218	10.6

Customer deposits*	45,923	12.3	38,357	12.8	14,197	6.9	11,839	(9.6)

Marketable debt securities*	—	(100.0)	21,283	40.4	5,961	40.1	5,825	82.4

Subordinated debt	—	—	1,566	(2.9)	160	70.1	424	72.5

Insurance liabilities	—	—	1,606	17.8	—	—	3,475	51.0

Due to credit institutions*	32	(58.7)	21,778	47.6	18,286	26.1	20,931	8.0

Other liabilities	48,552	28.5	10,379	22.2	1,501	19.4	2,137	7.1

Shareholders’ equity	7,195	24.8	2,794	10.7	1,318	26.8	1,587	0.8

Off-balance-sheet funds	53,810	5.1	16,434	20.7	332	22.7	7,677	17.4

Mutual funds	48,025	4.5	13,039	12.1	287	17.8	5,940	10.6

Pension funds	5,784	10.4	1,482	8.1	45	68.3	1,373	40.1

Managed portfolios	—	—	1,913	214.3	—	—	364	92.7

Customer funds under management	99,733	8.3	79,246	20.5	20,650	15.4	29,240	15.2

Total managed funds	155,512	14.6	114,197	24.8	41,755	20.3	53,895	11.5

(*) - Includes all stock of concept classified in the balance sheet
(**) - Impacted by reclassification from available-for-sale financial assets. In like-for-like terms: +11.2%
Ratios (%) and other data
ROE	20.09	(3.04 p.)	20.74	0.96 p.	34.66	(11.21 p.)	23.04	3.27 p.

Efficiency ratio	41.92	(3.14 p.)	39.72	(3.44 p.)	35.29	1.47 p.	45.04	(3.15 p.)

NPL ratio	0.55	(0.04 p.)	0.45	(0.09 p.)	2.46	0.28 p.	0.56	(0.47 p.)

Coverage ratio	313.42	38.90 p.	393.44	43.94 p.	119.46	(9.17 p.)	301.39	84.46 p.

Number of employees (direct & indirect)	18,849	(1.8%)	10,629	(2.4%)	5,304	5.0%	6,272	(1.4%)

Number of branches	2,706	4.8%	1,729	1.6%	278	9.0%	721	6.5%

January - June 2006	23

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Information by principal segments

Santander network

The Santander Branch Network was very active in the second quarter and generated strong earnings. Net interest income, gross operating income, net operating income and attributable income all set new quarterly records. Attributable income in the first half was EUR 673 million, 6.6% more than in the same period of 2005, spurred by net operating income which increased 12.5%.

The key factors were larger business volumes, appropriate management of prices, and costs that remained almost flat within a strategy of expanding the business capacity.

Particularly noteworthy was net interest income of EUR 1,120 million in the first half, 11.2% more than in the same period of 2005 and the quarter’s results were 13.4% higher than in Q2’05. This faster pace of growth reflected the combination of higher volumes and improved customer spreads.

Net fees and gains on financial transactions with customers amounted to EUR 1,043 million, 4.8% more than in the first half of 2005. The performance of each component depended on the type. Financial fees (included in net interest income) rose 21.4%, those from mutual and pension funds and insurance increased 20.0%, and gains on financial transactions with customers were up 10.0%. On the other hand, fees from services, which felt the initial impact of the “We want to be your Bank” strategy, declined 10.3% (some EUR 40 million).

Total revenues in the first half were EUR 2,015 million, 7.2% more than in the same period of 2005.

Costs remained virtually flat (+1.2% over the first half of 2005), absorbing inflation and the increase of 124 branches.

The efficiency ratio (including depreciation and amortisation) was 41.9% (-3.2 p.p.)

Business volumes grew more briskly in the second quarter: 5.7% in lending and 4.9% in deposits over the first quarter. Growth, moreover, was sustained and diversified by products and segments.

Lending increased 21% in the year to June, (+18% deducting securitisations effect) with no deterioration in risk quality. The NPL ratio was 0.55%, lower than in June 2005, although loan-loss provisions rose 51.3%, mainly generic ones. By products, mortgages grew 18%, credits and loans 20%, commercial bills 8% and leasing/renting 17%. By segments, loans to companies increased 23% and to individuals 18%. Noteworthy was the brisk growth of the latter (14% year-on-year in March)

Also noteworthy were the new loans for the first half, which as a whole, were 20% higher than those for same period of 2005: 37,000 mortgages, 140,000 consumer loans, 49,800 loans to companies and 26,800 leasing and renting operations.

Of note in customer funds (+8%), was the 12% rise in deposits, clearly higher than in previous quarters, particularly current accounts (+18%) and savings (+14%). Time deposits increased 5% for the quarter. On the other hand, the year-on-year growth of mutual funds and pension plans (+4% and +10% respectively) was affected by the recent evolution of the equities market.

Just over five months since the launch of the “We want to be your Bank” strategic plan, we can confirm the favourable trends mentioned in the previous quarter, showing a very positive impact on commercial activity. This pace of business is solid and sustained, making us optimistic about earnings in coming months and years.

24	January - June 2006

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Information by principal segments

Banesto

Banesto’s business model of profitable and efficient growth continued to produce excellent results during the first half of 2006. The Banesto Group generated quality earnings during this period, with significant improvements in net interest income, gross operating income and net operating income and better ratios, and in line with the goals set for this year. The quarterly performance was also very positive, underscored by the setting of new records in the second quarter for all the aforementioned items and attributable income.

Like other segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 19 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.

Net interest income was 10.3% higher than in the first half of 2005 at EUR 595 million, thanks to balanced and sustained growth in business and appropriate management of prices and spreads.

Net fees and revenue from insurance rose 7.6% to EUR 311 million. Those from services increased 9.0%, with balanced growth by components. Fees from mutual and pension funds grew 3.6% year-on-year consolidating the trend of improvement shown in the first quarter. Insurance revenues were up 32.0%.

The distribution of treasury products to customers continues to be the main factor behind the rise in gains on financial transactions. They amounted to EUR 68 million, 21.2% more than in the first half of 2005.

Operating costs grew 3.6%, consistent with the Group’s discipline in cost control and within the objectives of efficiency and profitability set in the expansion plan for Banesto’s branch network. This, combined with the 10.0% rise in higher gross operating income, produced a further improvement in the efficiency ratio (to 39.7% from 43.2% in June 2005).

Net operating income amounted to EUR 666 million, 19.5% more than in the first half of 2005.

The net loan-loss provision of EUR 92 million was 23.9% more than in the first half of 2005. It was higher largely because of the growth in lending, as the generic provisions of EUR 78 million represented 85% of this item. As a result of the continued low levels of non-performing loans, specific allowances, net of loan loss recoveries, only amounted to EUR 14 million.

Income before taxes was up 24.8% at EUR 598 million. Attributable income, after corporate income tax and minority interests, was EUR 302 million, 16.4% higher year-on-year.

Lending, adjusted for securitisations, amounted to EUR 55,570 million at the end of June (+22% y-o-y).

Lending growth went hand in hand with careful control of credit risk quality. The ratio of non-performing loans was 0.45% (0.54% in June 2005). NPL coverage increased from 350% in June 2005 to 393%.

Total managed funds amounted to EUR 79,246 million, 21% more than in the first half of 2005, with on-balance sheet funds and off-balance sheet ones growing at the same rate.

January - June 2006	25

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Information by principal segments

Santander Consumer Finance

Consumer finance in Europe in the second quarter registered strong growth in activity and earnings. Net interest income, gross operating income, net operating income and attributable income reached new records. Attributable income in the first half rose 22.3% to EUR 280 million.

This was entirely due to the organic growth of traditional units, given the still small contribution from new acquisitions, and the impact of growth projects on costs.

Noteworthy among these projects is the auto finance company in the UK, which is growing strongly in new business and whose loans are of high quality. Also of note was the capturing of deposits in Italy which, by exploiting the network’s expansion, improved the ratio of deposits/loans and the development of the quick loans business in Spain done through the consolidation of the Credi Agil brand.

In the second quarter Santander Consumer Finance formalised the purchase of 70% of Italy’s Unifin for EUR 43.7 million, with an option to acquire the remaining 30% in 2009. Unifin is one of the main Italian consumer finance companies specialised in personal loans linked to the future salary of the debtor (“CQS”), a sector with great growth potential because of the recent regulatory changes in Italy, and which notably increases the collective of customers who are the target of this product.

Additionally, Hispamer Portugal and Interbanco are being integrated into a company which will be 60% controlled by Santander Consumer Finance and 40% by SAG. The new company will be Portugal’s leader in auto finance (market share of around 13% in new vehicles).

Gross operating income amounted to EUR 876 million, 16.5% more than in the first half of 2005. Operating costs increased 19.9% to EUR 321 million, due to the impact of the incorporation of Interbanco (with an efficiency ratio double that of the area) and the launch of new businesses and projects like that in the UK and branch openings, etc.

Net operating income grew 13.0% (17% in like-for-like terms, deducting the perimeter effect and the new projects).

Loan-loss provisions increased slightly below the growth in lending, thanks to the success in recoveries, including the sale of non-performing loans portfolio, and risk control.

All lending lines performed well as did all countries where we operate. New lending increased 20.4% year-on-year in the first half and the creditworthiness ratios remained good (NPLs: 2.46%; coverage: 119%).

Of note by products was the financing of new and used cars, revolving credit and direct loans, the latter two registered growth of more than 35%. Customer deposits increased 7% to EUR 14,197 million (41% of the portfolio of loans excluding securitisations).

26	January - June 2006

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Information by principal segments

Portugal

Santander Totta generated attributable income of EUR 216 million in the first half, 25.3% more than in the same period of 2005.

The first half of 2006 is marked by the growth in recurrent revenues from retail business, strict control of costs and the improved quality of risks.

Commercial revenue rose 10.5%, spurred by growth of 29.9% in net fees, particularly those related to current accounts, insurance, mortgages and investment banking.

Costs remained controlled and only rose 1.8%, below the inflation rate and absorbing the opening of 44 new branches in the last 12 months. This produced a further gain in the efficiency ratio to 45.0% (48.2% in June 2005).

As a result, net operating income was 15.5% higher at EUR 298 million.

The ratio of non-performing loans was 0.56% (1.03% in June 2005) and coverage rose from 217% in the first half of 2005 to 301%. The improved credit quality was due both to the risks policy as well as that of loan-loss recoveries, including sales of portfolios.

Lending rose 11% year-on-year to EUR 27,768 million. Mortgages (+11%) and consumer finance (+17%) led lending to individuals. The 25% growth in loans to SMEs underscores the success of Santander Totta’s strategy in this segment.

In customer funds, capitalisation insurance plans (+51%) and mutual funds (+11%) continued to lead the way.

For the fifth year running, Euromoney chose Santander Totta as the “Best Bank in Portugal.”

Others

The rest of businesses included (Wholesale Banking, Asset Management and Insurance and Banif) generated double digit growth, with a net operating income of EUR 411 million, 21.6% more than in the first half of 2005.

Income before taxes grew 11.3%, due to the strong increase in generic loan-loss provisions in Wholesale Banking business.

Finally, attributable income reached EUR 230 million, 1.5% lower than in the first half of 2005, because of corporate tax.

Banif, thanks to its strategy in private banking, increased its net operating income by 46.4% and attributable income by 54.5% over the first half of 2005.

January - June 2006	27

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Information by principal segments

United Kingdom (Abbey)

Abbey generated attributable income of EUR 491 million, 40.3% more than in the first half of 2005, driven by a 48.5% rise in net operating income. Its efficiency, profitability and credit risk quality ratios were all much better.

Like the other segments, Abbey’s figures have been restated according to the criteria on page 19 of this report. As a result the figures given below do not coincide with those published by Abbey.

Abbey’s performance is within the framework of its three-year plan, largely focused on revenue growth and cost savings and which will significantly improve efficiency and profitability.

Gross operating income increased 8.3% year-on-year (+8.5% excluding the exchange rate impact). The main drivers were a 6.4% rise in net interest income and 17.3% in net fees (larger business volume and better price management). Other revenues include stable gains on financial transactions and a 5.8% increase from insurance activity revenues, a business whose production is in the process of being transferred to Resolution, once the June 7 agreement is fine tuned.

Operating costs were 10.6% lower than in the first half of 2005 and, coupled with higher gross operating income, produced a strong improvement of 12 points in the efficiency ratio. However, the ratio of 55.2% is still far from the target set for the medium term.

Loan-loss provisions increased 28.3% because of greater lending and the evolution of personal loans, as the quality of mortgages is higher than the market’s. Abbey’s NPL ratio was 0.63% at the end of June and coverage was 82%.

Customer loans stood at EUR 182,600 million at the end of June (+11%) and customer funds EUR 225,800 million (+5%).

In mortgages, greater business is being combined with a slight improvement in spreads. In personal loans the emphasis is on quality and the return. Lastly, in savings management is concentrating more on prices than on volumes. Investment products, pensions and flexible accounts performed well. The main figures in lending were:

•

Gross mortgage lending was 37% higher than in 2005. Despite the still large volume of early repayments, the market share in net mortgages rose to 8.4% (0.3% in the first half of 2005). In the second quarter, the market share was in line with the 10% target of the three-year plan.

•

UPLs increased 29%, with growth focused in branches (+65%). Net inflows of savings amounted to £1,300 million during the first half, the opening of new accounts rose 10% (switchers tripled) and sales of investment products grew 20%.

This performance benefited from the business actions developed and from further gains in the productivity of banking and mortgage advisors, both emanating from the progress made in the Customer Relationship Model of branches.

During the quarter, we made progress in the MIS roll-out of the branches and will continue the process in other distribution channels. Also, commercial tools such as the Customer Portal and Commercial Portal (Commercial Agenda) are fully operational and will be very useful to improve productivity and cross sales in branches.

28	January - June 2006

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Information by principal segments

Latin America

Grupo Santander generated attributable income in Latin America of EUR 1,147 million in the first half of 2005, 27.0% more than in the same period of 2005 (+14.1% excluding the exchange rate impact).

Retail Banking continued to be the driving force of the Group’s growth in the region, reflecting the strategic focus of boosting business and earnings from customers, particularly individuals, SMEs and companies. As a result, income before taxes rose 48.7% year-on-year (+33.4% excluding the exchange rate impact).

These results were achieved in an expanding economic environment, and one with good prospects. After two years (2004-2005) of the strongest economic growth in 25 years, the region’s GDP is forecast to expand 4% in 2006. The drivers of this growth are robust domestic demand and exports.

In this favourable environment, the uncertainty over further interest rate hikes in the US led in the second quarter to a rise in volatility in global financial markets and a correction in asset prices on emerging markets, which began in May and eased to a large extent in June.

Latin America’s economic fundamentals remain solid: public and current account balances at healthy levels, and expectations of stable or declining inflation.

Latin America’s financial systems have been channelling the demand for investment and consumer products via a stronger drive in loans to companies and, above all, to individual customers. The average nominal growth in savings (on-balance sheet deposits + mutual funds) was 22% in local currency, and 23% in loans (+28% to individuals), and within individuals, growth in non-mortgage products was 35% (34% a year ago).

These growth rates, above that of nominal GDP growth, underscore the region’s increasing level of “bankarisation”, a process in which Grupo Santander is playing a leading role.

Santander’s strategy in 2006 continues to focus on developing its retail franchise by increasing the number of customers and their degree of linkage. The anchor products in this process are credit cards, consumer loans, insurance and payrolls. The objectives are to achieve business growth higher than the market’s (especially with individuals and SMEs) and consolidate strong growth in commercial revenues, thereby increasing their contribution to total gross operating income.

This also involves maintaining control of risks and costs as other key elements of the strategy. The priority focus on the retail segment will increase the risk premium, but this is being compensated by the higher revenues generated. The objective in costs is to limit their increase – including depreciation and amortisation - to a nominal rise in local currency similar to that in inflation.

Grupo Santander has 4,201 branches in Latin America, 21.4 million customers (including more than 850,000 companies), 8 million participants in pension funds and 65,380 employees. Its share of the region’s banking business (loans + deposits + mutual funds) is 9.2% (weighted average of the market share in each of the countries where the Group operates). Additionally the Group has a 12.0% market share in pension funds.

The main developments of the Group’s activity in Latin America during the first half of 2006 were (all percentage changes without exchange rate impact):

•

Strong growth in lending (+24%), particularly to individuals and SMEs (combined growth of 38%). The total market share in lending is 10.5% (excluding IPAB paper in Mexico) and 10.1% in individual customers.

January - June 2006	29

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Information by principal segments
•	Savings increased 17%. Deposits excluding REPOs grew 14% and mutual funds 23%. Our market share of savings is 8.5%. Lastly, pension funds increased 15%.
•

Net interest income rose 27.2%, spurred by the strong growth in business with customers and overall spreads which remained flat, although their evolution varied from country to country depending on interest rate movements. In general, the lower interest rates in countries where we have large portfolios (Brazil and Mexico, for example) positively affected the spreads of these positions as the financing cost was reduced.

•	Net fees increased 22.6%, thanks to the Group’s emphasis on developing products and services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance).
•

Net gains on financial transactions were 43.5% lower, due to higher capital gains in June 2005 from the sale of the stake of AES Tietê in Brazil (EUR 100 million) and the impact in the second quarter of 2006 of higher long-term interest rates on the value of debt portfolios and other treasury positions.

•	Operating costs increased 4.0%, below the inflation rate (4.8%), and include the investments and costs (technology, promotion, ...) of our subsidiaries’ specific business expansion programmes.
•	The efficiency ratio improved by 5.8 percentage points to 46.6% and net operating income was 29.8% higher.
•

Loan-loss provisions grew 266.6%. This increase was due to the sharp rise in lending and to the change of mix (focused more on products and segments with a higher return, but also with a greater risk premium). The ratio of non-performing loans was 1.77%, 32 b.p. better than in

June 2005 and NPL coverage was 168% (182% for the same period in 2005).
•

By businesses, Retail Banking’s net operating income increased 51.3% and income before taxes 33.4%. Global Wholesale Banking and Asset Management and Insurance also registered changes in income before taxes of -17.7% (impact of AES Tietê in Brazil) and -1.6%, respectively.

The following factors regarding the impact of interest rates and exchange rates on business and converting accounts into euros should be taken into account when analysing the financial information:

•

Average short-term interest rates, for the region as a whole, remained almost flat between the first half of 2005 and the same period of 2006, although the movements varied from country to country. They dropped in Brazil (-13.5%), Mexico (-20.8%), Venezuela (-8.8%) and Colombia (-1.9%) and increased in Chile (+65.7%), Puerto Rico (+74.2%) and Argentina (+86.7%).

•

The earnings performance in euros was positively affected by exchange rates. The dollar, the currency used to manage the area, appreciated 4.6% against the euro between the two periods. In addition, all Latin American currencies strengthened against the dollar, notably the Brazilian real and, to a lesser extent, the Chilean and Mexican pesos. The average exchange rate of the Brazilian real appreciated from 3.29 to 2.69 per euro; the Chilean peso from 745 to 647 and the Mexican peso from 14.2 to 13.4.

Lastly, in the first quarter we acquired the assets and offices of Island Finance in Puerto Rico and paid a premium of US$137 million over their value.

Latin America. Results

Million euros

	Gross operating income		Net operating income		Attributable income to the Group
	J-J 06	Var. (%)	J-J 06	Var. (%)	J-J 06	Var. (%)

Brazil	1,592	30.6	806	45.8	355	11.9

Mexico	985	35.1	509	66.5	277	45.9

Chile	697	38.4	411	48.6	237	51.4

Puerto Rico	151	12.0	52	6.7	16	(39.2)

Venezuela	226	12.4	112	13.9	86	22.8

Colombia	45	(18.4)	6	(73.7)	12	(46.5)

Argentina	245	38.0	121	55.5	73	90.3

Rest	98	24.9	32	100.4	20	(31.4)

Subtotal	4,039	30.4	2,048	46.6	1,075	26.6

Santander Private Banking	134	29.1	81	39.4	72	34.0

Total	4,173	30.3	2,129	46.3	1,147	27.0

30	January - June 2006

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Information by principal segments

Latin America. Main units

Million euros

	Brazil		Mexico		Chile
	J-J 06	Var. (%)	J-J 06	Var. (%)	J-J 06	Var. (%)

Income statement
Net interest income	918	59.2	687	43.8	460	36.6

Inc. from companies accounted by equity method	1	113.1	—	(100.0)	1	103.4

Net fees	471	55.4	268	20.1	169	48.4

Insurance activity	25	65.8	12	34.4	19	96.2

Commercial revenue	1,415	58.1	967	36.2	650	40.9

Gains (losses) on financial transactions	177	(45.3)	18	(4.3)	47	12.2

Gross operating income	1,592	30.6	985	35.1	697	38.4

Income from non-financial services (net) and other operating income	8	737.9	(37)	17.1	(6)	555.8

General administrative expenses	(738)	23.5	(406)	12.0	(249)	21.8

Personnel	(391)	22.2	(207)	13.7	(154)	22.9

Other administrative expenses	(347)	25.1	(199)	10.4	(94)	20.0

Depreciation and amortisation	(56)	(20.0)	(32)	13.4	(32)	43.3

Net operating income	806	45.8	509	66.5	411	48.6

Net loan loss provisions	(219)	306.4	(69)	175.7	(66)	73.3

Other income	(69)	935.6	(13)	39.3	(18)	(4.9)

Income before taxes	518	5.2	428	57.4	326	49.0

Income from ordinary activity	361	11.4	365	39.9	277	53.9

Net consolidated income	361	11.4	365	39.9	277	53.9

Attributable income to the Group	355	11.9	277	45.9	237	51.4

Balance sheet
Loans and credits*	11,222	34.3	12,939	5.8	14,902	23.4

Trading portfolio (w/o loans)	5,756	80.8	15,844	13.0	1,076	(33.1)

Available-for-sale financial assets	5,851	1.7	5,616	16.2	1,197	1.7

Due from credit institutions*	7,663	6.4	7,241	(5.9)	3,656	58.2

Intangible assets and property and equipment	376	(13.1)	291	(6.2)	286	0.3

Other assets	6,876	33.7	4,054	18.2	1,828	(28.2)

Total assets/liabilities & shareholders’ equity	37,744	25.5	45,985	8.2	22,945	14.7

Customer deposits*	11,244	19.3	23,172	4.0	13,224	16.4

Marketable debt securities*	1,058	92.2	2,580	92.2	1,618	6.6

Subordinated debt	936	—	60	(4.7)	570	(26.7)

Insurance liabilities	1,207	36.5	70	29.3	44	26.7

Due to credit institutions*	13,769	36.1	13,623	(3.0)	5,177	39.3

Other liabilities	6,943	10.7	4,280	52.3	916	(30.0)

Shareholders’ equity	2,588	(8.1)	2,200	14.9	1,397	8.6

Off-balance-sheet funds	13,376	28.5	10,120	15.1	9,760	19.7

Mutual funds	12,759	28.7	7,138	27.4	2,795	27.5

Pension funds	—	—	2,982	(6.6)	6,965	16.8

Managed portfolios	617	23.7	—	—	—	—

Customer funds under management	27,820	30.8	36,002	10.6	25,215	15.4

Total managed funds	51,120	26.3	56,105	9.3	32,705	16.1

(*).- Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	25.84	0.67 p.	24.13	2.04 p.	29.50	5.33 p.

Efficiency ratio	47.09	(5.64 p.)	44.31	(9.15 p.)	40.24	(4.72 p.)

NPL ratio	3.06	0.17 p.	0.89	—	1.90	(1.08 p.)

Coverage ratio	109.28	(55.34 p.)	251.48	(35.08 p.)	174.22	33.10 p.

Number of employees (direct & indirect)	21,080	(1.6%)	14,379	12.6%	11,376	2.7%

Number of branches	1,880	(0.3%)	1,017	0.4%	415	18.2%

January - June 2006	31

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Information by principal segments

Brazil

Santander Banespa is one of the main franchises in Brazil. It has a market share of 4%-5% for the country as a whole and double that in the south-southeast of Brazil, the strategically key area for the Group. The Group has 1,880 branches and 7.0 million customers.

The Brazilian economy ended 2005 with much improved fundamentals and very good prospects for 2006. GDP grew at an annual rate of 3.4% in the first quarter. The central bank, after bringing inflation under control, began to reduce interest rates during the second half of 2005. The benchmark SELIC rate was 15.2% at the end of June 2006, 458 b.p. lower than the high reached a year earlier. The country risk index (EMBI Plus) was 243 points.

The Group continues to focus on growth in retail businesses. IT integration, completed in April, and brand unification (Santander Banespa) will also help to make business more dynamic.

Lending rose 30% excluding the exchange rate impact. Particularly noteworthy was the growth in lending to individual customers (credit cards, loans linked to payrolls, auto finance, etc.), SMEs and companies which, overall, increased 25%. These growth rates produced a gain in market share to 5.8%. Deposits (excluding REPOs) and mutual funds increased 20% (market share of 4.5%), while that of mutual funds reached a market share of 8.1%.

Attributable income in the first half was 11.9% higher than a year earlier at EUR 355 million (-8.6% excluding the exchange rate impact). These changes were strongly affected by the capital gains from the sale of AES Tietê in the second quarter of 2005. Excluding them, attributable income was 41% higher in euros and 15% in local currency.

As a result of the big impact of exchange rates, all the growth figures below are in local currency. Commercial revenue increased 29.1%, aided by the strong rise in business volumes, while spreads, against a background of lower interest rates, were basically flat. Net fee income rose 26.9%.

Net gains on financial transactions were heavily down by 55.3%, due to the aforementioned capital gains generated in the second quarter of 2005 as well as the impact of volatility in the markets in the second quarter of 2006, which reduced the value of positions (portfolios of securities and derivatives). The prices of these positions began to recover in June.

Costs, including depreciation and amortisation, dropped 2.8%, in spite of ongoing business development plans. Net operating income was 19.1% higher.

Lastly, loan-loss provisions increased 232%, as a result of greater lending and the refocusing of the business model on products and segments with a higher risk, but also with a greater return and some deterioration in the credit quality of the financial system.

Retail Banking is the driver of revenue growth. Its net operating income increased 64.8% and income before taxes 10.8%.

The efficiency ratio was 47.1% (5.6 points better), the recurrence ratio was 63.9% (+13.1 p.p.) and ROE reached 25.8%. The NPL ratio stood at 3.06% and NPL coverage was 109%.

32	January - June 2006

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Information by principal segments

Mexico

Santander Serfin is the third largest banking group in Mexico by business volume, with a market share in loans of 14.9%, 16.5% in deposits and mutual funds and 7.1% in pensions. The Group has 1,017 branches, 6.8 million customers (+1.3 million since the end of 2004) and 3.0 million participants in pension funds.

The Mexican economy remains buoyant. GDP grew 5.5% in the first quarter of 2006. The central bank’s control of inflation enabled it at the end of 2005 to begin to cut interest rates. The short-term rate (28-day TIIE) was 7.3% at the end of June. The comfortable balance of payments situation and the high level of international reserves helped to achieve a stable exchange rate.

The strategic focus in 2006 continues to be on developing and linking customers, and profitable business growth. The two main engines for increasing the number of customers are the payrolls and credit cards. In the first half of 2006, 73,000 new payrolls were captured.

Lending, (excluding IPAB, the former mortgage portfolio and restructured loans), grew 32% in local currency. Retail banking products were still the most dynamic. Growth in consumer loans and credit cards was 66% higher year-on-year, which produced a gain of 0.9 points in the market share of these products over June 2005. Loans to SMEs and companies (excluding corporate banking clients) increased 39%.

Deposits and mutual funds (excluding the exchange rate impact) grew 19%. Of note was the 26% rise in demand deposits, which improved its market share by 71 b.p. over the last 12 months. The gain in the total market share of savings deposits was 63 basis points over the same period.

Attributable income was EUR 277 million, 45.9% more than in the first half of 2005 (+37.1% excluding the exchange rate impact). All the growth figures below exclude the exchange rate impact.

Commercial revenue increased 27.9%. Net interest income was up 35.1%, positively benefiting from the strong growth in business volumes and focusing lending on products and segments with a higher return (better mix of assets). The fall in interest rates (on average, from 9.7% to 7.7%) eroded spreads on bank savings. This reduction in short-term interest rates, however, fostered a rise in net interest income from financial business because of the lower cost of financing. Net fees and insurance grew 13.3%.

The strong growth in revenues, coupled with the moderate rise in costs (+5.3%), pushed up net operating income by 56.3%.

The shift in lending towards high return products and segments pushed up loan-loss provisions by 158.9% in the year to June 2006. As a result of this and the higher corporate tax rate, attributable income was 37.1% higher.

Retail Banking continued to be the main factor behind the growth in earnings. Net operating income was 91.8% higher and income before taxes 80.8%.

The efficiency ratio improved by 9.2 points to 44.3%, the recurrence ratio was 65.9% and ROE 24.1%. The non-performing loans ratio of 0.89% and coverage of 251% continued to underline the high credit risk quality.

January - June 2006	33

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Information by principal segments

Chile

Santander Santiago is the largest financial group in the country and has the most solid and diversified banking franchise. Its market shares are: 23.0% in loans, 22.6% in deposits and mutual funds and 12.0% in pensions. It has 415 branches (64 of which were opened over the last 12 months), 2.3 million banking customers and 684,000 participants in pension funds.

The economic outlook continues to be very positive, with strong growth in 2006, though slightly lower than initially expected according to forecasts. Particularly noteworthy was the robust increase in investment, the main engine of economic growth. The central bank has gradually increased its key rate (to 5.25% in June 2006).

Santander Santiago continued to focus on increasing the number of customers and their degree of linkage, which should enable it to grow faster than the market in retail businesses, particularly with individual customers and SMEs. Lending increased 22% (+28% to individuals), while deposits (excluding REPOs) and mutual funds grew 18% year-on-year, excluding the exchange-rate impact.

These growth rates produced a market share of 25.0% in lending to individuals, 0.8 points more than a year earlier (+0.4 points in consumer loans and via credit cards and +0.9 points in mortgages). Deposits and mutual funds increased their market share by 1.2 points to 22.6%.

Attributable income amounted to EUR 237 million, 51.4% more than in the first half of 2005 (+31.5% eliminating the exchange rate impact). The strong growth in the most profitable segments of retail banking produced a 20.3% rise in gross operating income (excluding the exchange rate impact), while costs increased moderately (+7.7%), despite the development of business infrastructure.

Retail Banking, the main driver of the growth in earnings, increased its income before taxes by 37.7% (excluding the exchange rate impact).

The efficiency ratio improved by 4.7 points to 40.2%, the recurrence ratio reached 68.2% and ROE 29.5%. The ratio of non-performing loans and coverage were 1.90% and 174%, respectively.

Others countries

Puerto Rico

Santander Puerto Rico is one of the largest financial institutions in Puerto Rico. It has 139 branches and a market share of 10.4% in loans, 11.7% in deposits and 22.3% in mutual funds.

Since February 28, Puerto Rico’s figures include the assets and offices of Island Finance, the island’s second largest consumer finance company with 200,000 customers and 70 branches. This acquisition boosts the Group’s presence in one of the most dynamic and strategically important segments of the market.

The Group is focusing in 2006 on developing business with individual customers (consumer loans and mortgages) and

34	January - June 2006

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Information by principal segments

companies, in an environment of low economic growth and, consequently, a moderate slowdown in the pace of business growth. Lending increased 5% year-on-year, without the exchange rate, while deposits (excluding REPOs) and mutual funds rose 2%. This market share of deposits plus mutual funds was 14.6%.

Attributable income dropped 39.2% to EUR 16 million (-41.8% excluding the exchange rate impact). This decline was due to the high gains on financial transactions in the first half of 2005.

The efficiency ratio was 66.5%, the recurrence ratio 39.4% and ROE 7.4%. The ratio of non-performing loans was 2.16% and coverage 148%.

Venezuela

Banco de Venezuela is one of the country’s largest banks, with market shares of 12.9% in loans and 11.1% in deposits. It has 256 branches and 3.0 million customers.

The positive external scenario, thanks to high oil prices, continued to greatly improve the public sector accounts. The economy is expected to grow in 2006 above its potential rate. Excess liquidity in the financial system continued to exert downward pressure on interest rates.

The main focus of management in 2006 is to maximise the profitability of business and boost recurrent revenues, through growth in lending to individuals especially, transactional deposits and fee-generating services. Lending rose 37% year-on-year (double to individual customers) and the aggregate of deposits (excluding REPOs) and mutual funds grew 25%.

Attributable income increased 22.8% to EUR 86 million (+21.8% excluding the exchange rate impact) because of the rise in commercial revenue and reduced loan-loss provisions.

The efficiency and recurrence ratios were 43.7% and 62.5%, respectively. ROE was 41.3%, the NPL ratio stood at 1.23% and coverage was 428%.

Colombia

The Group’s market shares in Colombia are 3.6% in loans and 3.3% in deposits and mutual funds.

Against a backdrop of economic and financial stability, the Group is focusing on developing its franchise and business growth, particularly in the retail segments. Lending to individual customers and SMEs rose 59% and deposits and mutual funds 20% (excluding the exchange rate impact).

Attributable income was EUR 12 million in the first half of 2006, 46.5% less than in the same period first of 2005 (-48.9% excluding the exchange rate impact), largely because of the release of loan-loss provisions in the first half of 2005 and losses on financial transactions in the first half of 2006. The credit risk quality indicators remained excellent (NPL ratio of 0.66% and coverage of 318%).

Argentina

The country’s economic indicators continued to be positive in 2006, although inflation is slightly higher. The Group’s markets shares are 9.4% in lending and 10.2% in deposits and mutual funds. It has 356 branches and 1.7 million customers.

The strategy in 2006 continues to focus on completing the cleaning up of the local balance sheet (done in Spain in 2002) and developing customer business. During the first half government securities were sold for around US$160 million, and the US$250 million loan to the public sector was restructured as it was exchanged for bonds guaranteed by the Argentine government (Bogar 2020).

Lending to the private sector rose 24% and was very focused on SMEs and individuals, while deposits and mutual funds increased 23% (both excluding the exchange rate impact).

Attributable income amounted to EUR 73 million, 90.3% more than in the first half of 2005 (+92.3% excluding the exchange rate impact). The efficiency ratio improved by 5.1 points to 50.1% and the recurrence ratio was 92.5%. The NPL ratio and coverage were 1.28% and 279%, respectively.

Others

Uruguay’s attributable income was EUR 16 million and Peru’s EUR 5 million.

Santander Private Banking

This unit’s attributable income was 34.0% higher at EUR 72 million. This performance falls within the strategy of growth in gross operating income (+29.1%) with contained costs, which produced a 39.4% increase in net operating income and improved the efficiency ratio by 4.7 points.

The main objectives in 2006 are to increase the volume of managed assets, which already stand at EUR 20,400 million, and provide customers with a consistently high quality service. In this line, Santander Private Banking began the second quarter with a business expansion plan.

January - June 2006	35

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Information by principal segments

Financial Management and Equity Stakes

Million euros			Variation
	J-J 06	J-J 05	Amount	(%)

Income statement
Net interest income (w/o dividends)	(604)	(421)	(183)	43.4

Dividends	126	94	32	34.3

Net interest income	(478)	(328)	(151)	46.0

Inc. from companies accounted by equity method	233	315	(82)	(26.1)

Net fees	(7)	(29)	22	(76.7)

Insurance activity	3	(2)	5	—

Commercial revenue	(250)	(43)	(206)	477.5

Gains (losses) on financial transactions	108	(88)	196	—

Gross operating income	(142)	(132)	(10)	7.9

Income from non-financial services (net) and other operating income	(9)	(8)	(1)	16.0

General administrative expenses	(207)	(166)	(41)	24.6

Personnel	(99)	(86)	(13)	15.3

Other administrative expenses	(108)	(80)	(28)	34.6

Depreciation and amortisation	(94)	(14)	(80)	564.9

Net operating income	(452)	(320)	(132)	41.4

Net loan loss provisions	99	1	98	—

Other results	20	(226)	246	—

Income before taxes	(333)	(545)	211	(38.8)

Net income from ordinary activity	(49)	(152)	103	(67.9)

Net consolidated income	(49)	(152)	103	(67.6)

Attributable income to the Group	(123)	(228)	104	(45.9)

Balance sheet
Trading portfolio (w/o loans)	1,071	1,349	(278)	(20.6)

Available-for-sale financial assets	8,079	18,478	(10,400)	(56.3)

Investments	5,234	3,796	1,438	37.9

Goodwill	13,951	15,858	(1,907)	(12.0)

Liquidity lent to the Group	62,212	42,516	19,696	46.3

Capital assigned to Group areas	27,595	24,195	3,401	14.1

Other assets	37,520	29,717	7,804	26.3

Total assets/liabilities & shareholders' equity	155,662	135,908	19,754	14.5

Customer deposits*	1,084	5,311	(4,227)	(79.6)

Marketable debt securities*	66,296	42,021	24,275	57.8

Subordinated debt	15,850	13,804	2,046	14.8

Preferred securities	—	438	(438)	(100.0)

Other liabilities	36,569	42,218	(5,649)	(13.4)

Group capital and reserves	35,864	32,116	3,747	11.7

Off-balance-sheet funds	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds under management	83,229	61,135	22,094	36.1

Total managed funds	155,662	135,908	19,754	14.5

(*).- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,514	1,335	179	13.4

36	January - June 2006

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Information by principal segments

Financial Management and Equity Stakes

This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 19 of this report.

The cost of liquidity, via the transfer of funds to different businesses, is done at the short-term market rate, which was 2.60% in the first half of 2006 (2.09% in the same period of 2005).

•	Equity Stakes: this area centralises the management of equity stakes in financial and industrial companies.

During the second quarter the investment agreement in Sovereign Bancorp, announced in October 2005, came into effect. At the end of June, the stake was 21.97% and the investment EUR 2,046 million (US$2,600 million).

The main development in the first half of 2005 was the sale of 2.57% of The Royal Bank of Scotland for a capital gain of EUR 717 million, but with no impact on the bottom line as a fund of the same amount was established to cover possible contingencies.

In industrial stakes, the 14.10% stake in AC Hoteles, the 30.23% stake in Islalink and the 25% stake in Redesur were sold, as well as smaller stakes such as Doncasters Group and Submarino. Gross consolidated capital gains from these sales amounted to EUR 32 million, which added to other items (income by the equity accounted method, dividends, etc) made a contribution to attributable income of EUR 171 million.

At the end of June, the capital gains from stakes in listed financial and industrial companies maintained in the portfolio amounted to more than EUR 4,000 million.

•	Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages shareholders’ equity.

The cost of hedging the capital of the Group’s non-euro denominated investments is another activity of this sub-area. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange risk, except for Brazil, continued to be hedged in 2005 and 2006.

The gains on financial transactions in the first half of 2006 came from the difference between the positive impact (all in Q2’06) of the position for hedging earnings in dollars and the cleaning up of the structural interest rate risk hedging portfolios. The impact of the exchange rate position in H1’05 was negative.

This sub-area also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments.

Operating costs were EUR 121 million higher (+67.1%) than in the first half of 2005, due to higher expenses in corporate projects (+EUR 35 million), particularly in technology, and amortisation of intangibles (+EUR 76 million), basically from Abbey as in the first half of 2005 no charge was made for this item.

Loss on impairment of assets in the first half reflects the release of country risk provisions due to intragroup operations.

Lastly, there are other negative items such as the amortisation of the initial excess of pension funds of the subsidiaries over the fluctuation band.

All of these factors mean that this area’s overall contribution to earnings is normally negative.

This area also recorded in the first quarter of 2005 the fund established for the same amount as the capital gains from the sale of the stake in The Royal Bank of Scotland.

January - June 2006	37

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Information by secondary segments

Income statement and business volumes secondary segments

Million euros	Operating busines areas		Retail Banking		Global Wholesale Banking		Asset Management and Insurance
	J-J 06	Var. (%)	J-J 06	Var. (%)	J-J 06	Var. (%)	J-J 06	Var. (%)

Income statement

Net interest income	6,437	22.2	5,939	19.1	559	57.3	(61)	(16.4)

Inc. from companies accounted by equity method	8	(44.3)	8	(44.3)	—	—	—	—

Net fees	3,521	18.7	2,885	18.4	284	18.9	351	21.0

Insurance activity	452	13.4	—	—	—	—	452	13.4

Commercial revenue	10,418	20.5	8,833	18.8	843	41.9	742	20.5

Gains (losses) on financial transactions	827	(13.6)	553	2.3	248	(37.1)	26	15.5

Gross operating income	11,245	17.1	9,385	17.6	1,091	10.4	768	20.4

Income from non-financial services (net) and other operating income	146	29.0	161	31.7	(15)	70.9	0	—

General administrative expenses	(4,814)	6.3	(4,189)	6.0	(313)	12.6	(312)	4.3

Personnel	(2,913)	7.6	(2,547)	6.2	(196)	16.3	(170)	22.7

Other administrative expenses	(1,901)	4.3	(1,642)	5.7	(117)	7.0	(142)	(11.5)

Depreciation and amortisation	(464)	1.9	(423)	0.9	(30)	10.1	(11)	20.3

Net operating income	6,113	29.1	4,935	32.3	732	8.7	445	35.0

Net loan loss provisions	(1,199)	77.0	(1,082)	61.9	(117)	—	(0)	(63.1)

Other income	(48)	20.2	(95)	54.9	51	321.2	(5)	—

Income before taxes	4,865	21.2	3,757	25.3	667	(1.5)	441	30.1

Business volumes

Total assets	816,205	13.6	668,173	15.8	137,695	3.3	10,337	27.8

Loans and credits	475,897	18.3	441,431	18.0	34,308	23.2	158	(36.4)

Customer deposits	304,698	4.0	271,269	4.8	33,427	(2.1)	2	(93.3)

Retail Banking

The Group’s Retail Banking generated 83% of the operating areas’ total gross operating income and 77% of income before taxes in the first half of 2006.

Gross operating income was 17.6% higher than in the first half of 2005 at EUR 9,385 million (+13.0% excluding the exchange rate impact). Strict control of operating costs, which only increased 1.0% (excluding the exchange rate impact), together with the rise in gross operating income, pushed up net operating income by 32.3% to EUR 4,935 million.

As a result, the efficiency ratio for all Retail Banking improved by 5.9 points to 47.1% (53.0% in the first half of 2005).

Income before taxes increased 25.3% to EUR 3,757 million, with a good performance in Continental Europe as well as in Abbey and Latin America.

Customer loans grew 18%, while deposits increased 5% year-on-year.

•

Retail Banking in Continental Europe continued its growth trends in volume and earnings. Net interest income rose 13.1%, net operating income increased 15.6% and income before taxes was up 16.6%. All units (Santander Branch Network, Banesto Retail, Santander Consumer Finance, Portugal Retail and Banif) grew at a brisk pace.

There were three main drivers: business growth (+24% in lending and +8% in deposits), the good management of prices in an environment of rising interest rates is neutralising the negative impact which, in the short term, rapid rises in interest rates tend to have on spreads and, lastly, selective cost control. The efficiency ratio was only 41.1% (43.5% in the first half of 2005).

•

The income before taxes generated by Abbey’s Retail Banking was 23.9% higher, spurred by growth of 40.0% in net operating income. There were two elements to the latter’s increase: first the rise of 5.5% in gross operating income because of the good performance of net interest income and net fees, and second, a 10.9% reduction in operating costs. The combined effect was an improvement in the efficiency

38	January - June 2006

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Information by secondary segments

Retail Banking. Results

Million euros
	Gross operating income		Net operating income		Income before taxes
	J-J 06	Var. (%)	J-J 06	Var. (%)	J-J 06	Var. (%)

Continental Europe	4,432	10.8	2,662	15.6	2,168	16.6

o/w: Spain	3,303	10.2	1,990	15.9	1,661	15.6

Portugal	482	7.3	246	13.1	219	23.8

United Kingdom (Abbey)	1,644	5.5	734	40.0	528	23.9

Latin America	3,309	36.9	1,539	70.7	1,061	48.7

o/w: Brazil	1,294	43.5	577	101.8	297	35.7

Mexico	784	43.7	370	104.2	293	92.5

Chile	563	39.2	317	52.0	233	58.4

Total Retail Banking	9,385	17.6	4,935	32.3	3,757	25.3

ratio from 66.7% in the first half of 2005 to 56.1% in the same period of this year.

•

The good earnings performance of Retail Banking in Latin America was based on strong growth in customer business, the good performance in net interest income and net fees, and costs whose growth was below that of the region’s average inflation. Commercial revenue increased 39.4%, net operating income 70.7% and income before taxes, after deducting loan-loss provisions, 48.7% (all in euros). The respective increases, excluding the exchange rate impact, remained excellent at 23.9%, 51.3% and 33.4% respectively.

The increasing proportion of customer business in all countries, due to the strong development of business in previous quarters, was generally reflected in significant rises in commercial revenue, net operating income and income before taxes.

The performance of the three main countries (Brazil, Mexico and Chile) was very good. Overall, gross operating income (in euros) grew 42.6%, a pace which reached 87.1% in net operating income and 58.8% in income before taxes. Excluding the exchange rate impact, the growth rates were 23.3%, 61.8% and 39.3% respectively.

Private banking generated income before taxes of EUR 88 million, 37.2% higher than in the first half of 2005 and largely thanks to the good performance of commercial revenue (+32.5%).

January - June 2006	39

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Information by secondary segments

Global Wholesale Banking

This segment contributed 10% of gross operating income and 14% of income before taxes. The latter amounted to EUR 667 million, 1.5% less than in the first half of 2005, after an increase of 10.4% in gross operating income and 8.7% in net operating income. All these percentages are impacted by the sale of the stake in AES Tietê in the second quarter of 2005. Excluding this extraordinary impact the percentage changes are the following: +23% gross operating income; +28% net operating income; and +15% income before tax.

The main drivers were the increasing contribution of value-added businesses with customers, the success of new treasury projects and investment banking.

Gross operating income from customers increased 42% year-on-year and accounted for 80% of the area’s total.

Operating costs grew 12.4%, due to the development of projects in Europe and Latin America, such as Santander Global Connect and Santander Global Markets, among others.

Loan-loss provisions increased significantly in the first half and amounted to EUR 117 million (EUR 9 million in the same period of 2005), mainly generic (+EUR 106 million). These generic provisions are due to the greater lending and temporary guarantees for corporate operations.

Global Wholesale Banking deepened the global focus of its business by increasing the number of globally managed customers and strengthening the area’s product management capacities. Its business model is structured in a double customer-product vector.

In the customer vector, the Global Customer Relationship Model, which manages the main corporate and institutional customers, increased its gross operating income by 22% to EUR 329 million.

The product vector consists of three large areas:

1) Global transactional services. This embraces various corporate products: global cash management, trade finance, custody and basic financing. Gross operating income rose 21% year-on-year, with an increasing relative share from the first two items.

Progress was made during the second quarter in installing the unified management model in the main countries where the Group operates. Spain, Brazil, Mexico and Chile have the same management structures and systems, producing growth rates in Cash Management business in Latin America of more than 40%. Global Trade Finance strengthened its role as a generator of deals for Latin America (e.g. the transaction signed with the Metro in Chile),

2) Investment Banking. This covers corporate finance (M&A, ECM and DCM) and structured financing (project finance and syndicated loans). Gross operating income increased 23% year-on-year.

In Corporate Finance, Santander acted as financial advisor in some of the main mergers and acquisitions announced and closed during the first half (total value of EUR 37,500 million). Of note among the operations during the second quarter was the advice provided to the government of Tunisia over the privatisation of Tunis Telecom, to Southern Cross in the purchase of assets from Thames Water and in the IPOs of Mastercard and Renta Corporación. Also significant was the advice to Sonae in its takeover bid for Portugal Telecom, still ongoing.

In acquisition finance the deals amounted to EUR 1,500 million and in syndicated loans around EUR 1,300 million. Of note was the mandate to be the MLA and Bookrunner for the financing of the acquisition of BAA by a Ferrovial led consortium, as well as the operations of Sogecable-Prisa and Metrovacesa.

3) Markets. This covers equities and treasuries. Of note is the strong growth in gross operating income with customers in all its businesses (+65% y-o-y) which was affected by the impact of the sales of stakes and portfolios during the first half of 2005 and by more volatile Latin American markets during the second quarter.

By businesses, gross operating income from equities was 52% higher, exploiting its leadership in brokerage activity in Spain (14% market share including Banesto Bolsa). In treasury, recurrent customer revenues (+68%) sustained the good business performance, both in Europe and Latin America.

Treasury activity in Spain with customers enjoyed another excellent quarter. Gross operating income was on a par with that for the whole of 2005, the result of the growth of Santander Global Connect (retail customers) and of Santander Global Markets (wholesale). Portugal also maintained its focus on activity with customers, reflected in the faster pace of growth compared to previous quarters.

In Latin America, customers’ treasury activity registered strong business and results, doubling those registered in the same period of the previous year. For the third year running, Euromoney awarded the Group its Best Treasury in Latin America award, endorsing our leadership in the region.

In Brazil, despite the complex environment, we gained market share in foreign exchange and derivatives. In Chile, we consolidated as the leaders in the foreign exchange,

40	January - June 2006

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Information by secondary segments

fixed income and derivatives markets, while the SGC project is beginning to generate greater sales of derivatives by the Bank’s branch network. In Mexico, treasury remained focused on activity with customers, and we maintained leadership positions in the foreign exchange and fixed income markets where we are one of the main market makers.

Lastly, in New York the second quarter was the best one of recent years in terms of sales, drawing on our strength in operations involving local Latin American products with US institutional customers and underscoring our capacity to exploit the synergies originating in the Group’s position as one of the main players in the Latin American markets.

Asset Management and Insurance

This segment accounted for 7% of the gross operating income of the Group’s areas in the first half of 2006 and 9% of income before taxes. The latter was 30.1% higher than in the same period of 2005 at EUR 441 million.

Total revenues from mutual and pension funds and insurance activity, including that recorded by the distribution networks, amounted to EUR 2,019 million, 15.5% more than in 2005. Total managed assets in mutual and pension funds increased 9.1% over June 2005, to more than EUR 141,000 million and the liabilities from insurance contracts totalled EUR 42,500 million (-3.1%), after the decrease in Abbey.

Asset Management. The global business of mutual and pension funds generated total fees in the first half for the Group of EUR 1,012 million, (+10.5% year-on-year), 90% generated in Spain and Latin America. Income before taxes, after the contribution from the mutual funds business (+11.9%) and the reduction in pension plans (-10.0%), was EUR 174 million (+1.2% y-o-y), due to lower charged fees in Mexico and an increase in structures in Latin America. The division’s strategy continued to focus on constantly improving the mix of assets and coming up with innovative products, as well as optimising the levels of efficiency to improve the operating margins.

In Spain, Santander Asset Management manages more than EUR 77,000 million in funds and investment companies, making it the sector’s leader (market share of 24.6%, according to Inverco). Despite the correction of equity markets, the capturing of funds concentrated on higher value-added products, specifically global and mix funds, to the detriment of more conservative products. This enabled us to further improve average revenues in terms of managed assets. Of note was the good performance of the portfolios of mutual funds (Elite, Premier and Banesto Selection), which led the net capturing of funds.

In alternative management, Optimal’s assets increased 44.8% to EUR 5,400 million, confirming investors’ interest in “free investment funds.” The approval last November of the new regulations for collective investment institutions, for the launch and establishment in Spain of this type of product, puts Santander Asset Management in a privileged position for beginning to offer these products to the retail segment. The Group remained the leader in Spain in real estate funds with close to EUR 4,200 million (market share of 49%, according to Inverco). Pension plans reached EUR 8,900 million (+16.8% y-o-y), spurred by ones with individuals (80% of the total).

In Latin America, Santander Asset Management manages EUR 24,400 million of mutual funds, 20.4% more than in June 2005 (+22.6% excluding the exchange rate impact).

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Information by secondary segments

Asset Management and Insurance. Income statement

Million euros

	Gross operating income		Net operating income		Income before taxes
	J-J 06	Var. (%)	J-J 06	Var. (%)	J-J 06	Var. (%)

Mutual funds	155	18.3	99	13.7	98	11.9

Pension funds	147	3.3	73	(13.3)	76	(10.0)

Insurance	466	27.7	273	72.2	267	59.8

Total Asset Management and Insurance	768	20.4	445	35.0	441	30.1

Particularly noteworthy was the strong growth in local currency in Brazil (+24.8%), Mexico (+40.3%) and Chile (+26.3%), the three main countries (more than 90% of the managed funds).

The volume of pension plans amounted to EUR 17,500 million at the end of June, 7.7% higher than a year earlier (+14.6% excluding the exchange rate impact). Of note was the good performance of Argentina and Colombia, which grew more than 20% in local currency, and Chile the most important country in pension funds in the region increased 15.7%

Insurance. Total revenues generated by the Group’s insurance companies (revenues plus commissions) amounted to EUR 1,007 million (+20.9% y-o-y). They were evenly distributed among the main areas: 36% in Continental Europe (20% in Spain), 44% in Abbey and 20% in Latin America. The total contribution to the Group, including income before taxes of the insurance subsidiaries (EUR 267 million) and commissions and fees for the network, was EUR 819 million (+36.5% year-on-year).

The Group’s insurance business is largely focused on distributing high value added products to individual customers via retail banking networks. This strategy, conducted by the Global Insurance Unit, aims to obtain further synergies in revenues and costs. Of note among its actions were the centralisation of reinsurance management and the merger of Santander Seguros and Banesto Seguros.

In Continental Europe, the merged company makes Santander one of the leaders in bankassurance in Spain, where its two key products, individual life-risk and household, have market shares of around 19% and 15%, respectively. Their joint contribution to the Group during the first half increased 45.4% year-on-year to EUR 156 million, backed by rise in premium income from savings and risk products. In Portugal, the strong drive in the distribution of capitalisation insurance increased its total contribution by 31% to EUR 38 million. Santander Consumer’s various units increased premium income and revenues generated by around 26% year-on-year.

Abbey’s total contribution amounted to EUR 291 million, (+42% year-on-year) because of higher contribution from “closed books” business, together with new general insurance business (+14% household and +27% unemployment), and investment products (+38%). The Group reached an agreement in the second quarter to sell its life assurance business in the UK to Resolution plc, thereby enabling Abbey to focus just on sales of these products through specific distribution agreements,

In Latin America, the Group continued to distribute insurance products via local banks. The total contribution to the Group was EUR 178 million (+26% y-o-y excluding the exchange rate impact). Business performed well in all countries. A new general insurance company was created in Chile which will enable us to assume business which is currently outsourced.

42	January - June 2006

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Corporate Governance

The AGM of June 17 approved the appointment of Mr. Jay S. Sidhu, Chairman and CEO of Sovereign Bancorp and of Sovereign Bank, as a director and the re-election of the following as directors: Mr. Fernando de Asúa Álvarez, Mr. Alfredo Sáenz Abad, Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr. Rodrigo Echenique Gordillo and Lord Burns. Mr. Sidhu’s appointment brings the number of nationalities on the Board to four.

As at the AGM in 2005, shareholders were able to vote separately on each of the candidates, whose CVs were made public on the Group’s website as of the date of the publication of the notification of the Meeting.

Changes to the corporate by-laws were also approved: (i) making it possible to delegate voting in Meetings in someone who is not a shareholder; (ii) increasing from 15 days to one month the minimum notification period for publishing the calling of Meetings; (iii) reduce from 30 to 22 the maximum number of directors and increase from three to five years the duration period of directors, a change that means that the board will be renewed every year, but by fifths as opposed to thirds; and (iv) reduce from 5% to 1% the maximum participation of directors in each year’s profits on the basis of by-law stipulated emoluments. Shareholders were also able to vote separately on each of the aforementioned changes to the by-laws. Also approved, and again separately, were the changes in the Board’s Regulations needed to bring it into line with the modifications to the by-laws.

Shareholders at the AGM, as has been the custom at Santander, were also able to attend from afar and exercise their rights through Internet.

This measure and others implemented in prior Meetings, such as making available the possibility of voting and delegating through Internet, is part of a continuous effort to facilitate and promote the informed participation of shareholders.

Corporate Social Responsibility

Cooperation agreements with universities

At the end of June, Santander had 525 bilateral agreements with universities in Spain, Portugal and Latin America to support education and research.

During the second quarter, various steps were taken regarding R&D&i in Spain, including:

•

Collaboration agreement with the Institute of Family-owned Companies to sponsor the activities of technology transfer and innovation of the Chairs of Family-owned Companies, at the Universities of Jaén, Malaga and Granada.

•	Renewal of the agreement with the Polytechnic University of Valencia, which includes Santander’s cooperation in the Innova scientific park.
•	The meeting with the scientists of 70 teams from the Complutense University who are receiving grants from Santander for their research work.

The Group signed a cooperation agreement with the Conference of Rectors of Spanish Universities (CRUE) and with the Latin American University Council (CUIB) to create and consolidate a common Latin American knowledge space.

In Latin America, Santander progressed in its special measures plans for higher education. A new official announcement was made in Brazil regarding Santander Banespa’s scholarships for graduates and postgraduates. In Mexico, the II Edition of the Santander Prize for Business Innovation was launched, and in Argentina the third edition of Banco Río scholarships and prizes.

The University of Coimbra in Portugal delivered 30 Santander Totta scholarships.

Universia

The Universia Network embraces 985 education institutions in 11 countries (more than 9 million students). On May 5, the VI AGM of Shareholders of Universia Spain was attended by representatives from 60 Spanish universities and higher education institutions.

Miguel de Cervantes virtual library

The Miguel de Cervantes virtual library presented the new design of www.cervantesvirtual.com, which enables users to freely access more than 20,000 books and documents.

Global service of Socially Responsible Investment (SRI)

Santander launched a service to analyse socially responsible investments based on the EIRIS tool, which evaluates companies’ intangible values such as corporate governance, the environmental policy and relations with society. This tool is already being used in the two ethical funds (Santander Responsabilidad and Santander Dividendo Solidario), as well as in the “Premier Instituciones” portfolios.

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Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander.
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

www.gruposantander.com

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Item 4

Key consolidated data in 2006
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%	2005
Balance sheet (million euros)
Total assets	818,096	730,306	87,790	12.0	809,107
Customer loans	476,591	403,132	73,459	18.2	435,829
Customer funds under management	709,245	633,803	75,442	11.9	680,887
Shareholders' equity	38,411	34,086	4,325	12.7	35,841
Total managed funds	976,511	869,555	106,956	12.3	961,953

Capital and NPL ratios (%)
BIS ratio	12.40	12.81			12.94
Tier I	7.41	7.44			7.88
NPL ratio	0.83	0.98			0.89
NPL coverage	185.69	174.55			182.02

Income statement (million euros)
Net interest income (w/o dividends)	5,721	4,731	990	20.9	10,158
Commercial revenue	10,168	8,604	1,564	18.2	18,242
Gross operating income	11,103	9,473	1,630	17.2	19,807
Net operating income	5,661	4,413	1,247	28.3	9,285
Attributable income to the Group (ordinary)	3,216	2,551	665	26.1	5,212
Attributable income to the Group	3,216	2,551	665	26.1	6,220

Profitability and efficiency (%)
ROE	18.23	16.20			16.64 *
ROA	0.87	0.80			0.78 *
RORWA	1.65	1.55			1.51 *
Efficiency ratio (1)	48.55	53.00			52.55

(1). - (general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254	6,254
Share price (euros)	11.42	9.59	11.15
Market capitalisation (million euros)	71,424	59,979	69,735
EPS (euro)	0.5147	0.4088	0.8351 *
Diluted EPS (euro)	0.5130	0.4080	0.8320 *
Book value (euro)	6.14	5.45	5.73
Price / Book value (X)	1.86	1.76	1.95
P/E ratio (X)	11.09	11.73	13.35 *

Other data
Shareholders (number)	2,393,463	2,528,398	2,443,831
Number of employees	130,788	128,572	129,196
Continental Europe	44,048	44,021	43,612
United Kingdom (Abbey)	19,846	22,689	21,121
Latin America	65,380	60,527	63,001
Financial management and equity stakes	1,514	1,335	1,462
Number of branches	10,439	9,997	10,201
Continental Europe	5,526	5,270	5,389
United Kingdom (Abbey)	712	716	712
Latin America	4,201	4,011	4,100

(*) Over Group attributable ordinary income (not including extraordinary capital gains nor allowances).

Note: The published information has not been audited. However, the preparation of the consolidation accounts has been done in accordance to general acceptable accounting criteria and principles.

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Income statement
Million euros
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%

Net interest income (w/o dividends)	5,721	4,731	990	20.9
Dividends	237	208	29	13.7
Net interest income	5,958	4,940	1,019	20.6
Income from companies accounted for by the equity method	241	329	(89)	(26.9)
Net fees	3,514	2,938	576	19.6
Insurance activity	455	397	58	14.6
Commercial revenue	10,168	8,604	1,564	18.2
Gains (losses) on financial transactions	934	869	66	7.6
Gross operating income	11,103	9,473	1,630	17.2
Income from non-financial services	231	223	9	3.8
Non-financial expenses	(51)	(77)	26	(33.6)
Other operating income	(44)	(41)	(3)	7.1
Operating costs	(5,579)	(5,165)	(414)	8.0
General administrative expenses	(5,021)	(4,695)	(326)	6.9
Personnel	(3,012)	(2,792)	(220)	7.9
Other administrative expenses	(2,009)	(1,903)	(106)	5.6
Depreciation and amortisation	(558)	(470)	(88)	18.8
Net operating income	5,661	4,413	1,247	28.3
Impairment loss on assets	(1,133)	(697)	(437)	62.7
Loans	(1,100)	(676)	(424)	62.7
Goodwill	(5)	—	(5)	—
Other assets	(28)	(21)	(8)	37.6
Other income	5	(246)	251	—
Income before taxes	4,532	3,471	1,061	30.6
Corporate income tax	(979)	(661)	(317)	48.0
Net income from ordinary activity	3,553	2,810	743	26.5
Net income from discontinued operations	(7)	1	(8)	—
Net consolidated income	3,546	2,811	736	26.2
Minority interests	330	260	71	27.2
Attributable income to the Group	3,216	2,551	665	26.1

Pro memoria:
Average total assets	817,605	702,876	114,728	16.3
Average shareholders' equity	35,286	31,488	3,797	12.1

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Quarterly
Million euros
	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06

Net interest income (w/o dividends)	2,321	2,411	2,623	2,803	2,843	2,878
Dividends	36	172	70	57	50	187
Net interest income	2,357	2,583	2,694	2,860	2,893	3,065
Income from companies accounted for by the equity method	141	189	153	136	131	110
Net fees	1,416	1,522	1,655	1,721	1,749	1,765
Insurance activity	214	183	215	203	210	245
Commercial revenue	4,127	4,477	4,717	4,920	4,983	5,185
Gains (losses) on financial transactions	408	461	313	384	410	524
Gross operating income	4,535	4,938	5,030	5,304	5,393	5,710
Income from non-financial services	111	112	76	127	119	112
Non-financial expenses	(35)	(42)	(16)	(30)	(26)	(25)
Other operating income	(9)	(32)	(27)	(36)	(23)	(21)
Operating costs	(2,557)	(2,608)	(2,677)	(2,881)	(2,807)	(2,771)
General administrative expenses	(2,321)	(2,373)	(2,438)	(2,569)	(2,526)	(2,494)
Personnel	(1,387)	(1,405)	(1,437)	(1,515)	(1,514)	(1,498)
Other administrative expenses	(935)	(969)	(1,001)	(1,053)	(1,012)	(997)
Depreciation and amortisation	(235)	(235)	(239)	(312)	(281)	(277)
Net operating income	2,045	2,368	2,387	2,484	2,655	3,005
Impairment loss on assets	(293)	(403)	(418)	(692)	(512)	(621)
Loans	(283)	(393)	(399)	(540)	(501)	(599)
Goodwill	—	—	—	—	—	(5)
Other assets	(10)	(10)	(19)	(152)	(12)	(17)
Other income	(137)	(108)	(137)	96	(14)	19
Income before taxes (ordinary)	1,615	1,856	1,832	1,888	2,128	2,404
Corporate income tax	(311)	(350)	(373)	(402)	(468)	(511)
Net income from ordinary activity	1,303	1,506	1,459	1,486	1,660	1,893
Net income from discontinued operations	0	0	(15)	0	(5)	(2)
Net consolidated income (ordinary)	1,304	1,507	1,445	1,486	1,655	1,891
Minority interests	119	141	118	152	162	169
Attributable income to the Group (ordinary)	1,185	1,366	1,327	1,334	1,493	1,723
Net extraordinary gains and writedowns	—	—	—	1,008	—	—
Attributable income to the Group	1,185	1,366	1,327	2,342	1,493	1,723

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Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Jan.-Jun. 06	Jan.-Jun. 05	30.06.06	31.12.05	30.06.05
US$	1.2283	1.2848	1.2713	1.1797	1.2092
Pound sterling	0.6871	0.6859	0.6921	0.6853	0.6742
Brazilian real	2.6896	3.2929	2.7498	2.7446	2.8351
New Mexican peso	13.3531	14.2189	14.3333	12.5845	13.0152
Chilean peso	647.2618	744.8512	694.0662	604.7732	700.7314
Venezuelan bolivar	2,637.6177	2,659.4330	2,729.8625	2,533.1698	2,596.5152
Argentine peso	3.7842	3.7455	3.9458	3.5907	3.4931

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Net fees and insurance business
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Commissions for services	2,137	1,722	415	24.1
Credit and debit cards	324	285	40	13.9
Insurance	552	436	116	26.5
Account management	272	244	28	11.6
Commercial bills	114	104	10	9.5
Guarantees and other contingent liabilities	145	122	23	18.6
Other transactions	730	531	198	37.3
Mutual & pension funds	1,012	916	96	10.5
Securities services	365	300	65	21.6
Net fees	3,514	2,938	576	19.6
Insurance activity	455	397	58	14.6
Net fees and insurance business	3,969	3,335	634	19.0

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Operating costs
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Personnel expenses	3,012	2,792	220	7.9
General expenses:	2,009	1,903	106	5.6
Information technology	189	232	(43)	(18.6)
Communications	183	186	(4)	(2.0)
Advertising	239	192	47	24.2
Buildings and premises	410	369	41	11.1
Printed and office material	62	57	4	7.8
Taxes (other than income tax)	114	82	33	40.0
Other expenses	812	784	28	3.6
Personnel and general expenses	5,021	4,695	326	6.9
Depreciation and amortisation	558	470	88	18.8
Total operating expenses	5,579	5,165	414	8.0

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Net loan loss provisions
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Non performing loans	1,458	932	525	56.3
Country-risk	(90)	(0)	(90)	—
Recovery of written-off assets	(267)	(256)	(11)	4.3
Total	1,100	676	424	62.7

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Balance sheet
Million euros

			Variation
	30.06.06	30.06.05	Amount	%	31.12.05
Assets
Cash on hand and deposits at central banks	15,614	9,404	6,211	66.0	16,086
Trading portfolio	162,883	132,623	30,260	22.8	154,208
Debt securities	79,018	62,881	16,137	25.7	81,742
Loans and credits	32,409	20,183	12,226	60.6	26,480
Equities	10,104	7,807	2,297	29.4	8,078
Other	41,352	41,751	(399)	(1.0)	37,908
Other financial assets at fair value	46,459	44,110	2,348	5.3	48,862
Loans and credits	6,706	5,772	934	16.2	6,431
Other	39,753	38,339	1,414	3.7	42,431
Available-for-sale financial assets	37,872	46,689	(8,817)	(18.9)	73,945
Debt securities	31,227	41,699	(10,472)	(25.1)	68,054
Equities	6,645	4,990	1,655	33.2	5,891
Loans	496,787	431,389	65,398	15.2	459,784
Deposits at credit institutions	48,789	46,756	2,033	4.3	47,066
Loans and credits	437,477	377,177	60,299	16.0	402,918
Other	10,521	7,455	3,066	41.1	9,801
Investments	5,378	3,979	1,399	35.1	3,031
Intangible assets and property and equipment	12,272	12,046	226	1.9	12,204
Goodwill	13,959	15,871	(1,912)	(12.0)	14,018
Other	26,874	34,196	(7,322)	(21.4)	26,968
Total assets	818,096	730,306	87,790	12.0	809,107

Liabilities and shareholders’ equity
Trading portfolio	118,934	104,856	14,078	13.4	112,466
Customer deposits	14,135	12,810	1,325	10.3	14,039
Marketable debt securities	20,672	12,380	8,292	67.0	19,821
Other	84,127	79,666	4,461	5.6	78,607
Other financial liabilities at fair value	12,713	11,892	822	6.9	11,810
Customer deposits	246	—	246	—	—
Marketable debt securities	12,467	11,892	576	4.8	11,810
Other	—	—	—	—	—
Financial liabilities at amortized cost	568,296	497,605	70,691	14.2	565,652
Due to central banks and credit institutions	91,614	71,774	19,840	27.6	116,659
Customer deposits	291,400	285,568	5,832	2.0	291,727
Marketable debt securities	139,183	98,485	40,698	41.3	117,209
Subordinated debt	30,240	29,557	682	2.3	28,763
Other financial liabilities	15,859	12,220	3,639	29.8	11,293
Insurance liabilities	42,487	43,862	(1,375)	(3.1)	44,672
Provisions	18,861	19,524	(663)	(3.4)	19,823
Other liability accounts	11,833	11,258	575	5.1	10,748
Preferred securities	1,257	1,759	(501)	(28.5)	1,309
Minority interests	2,898	2,462	436	17.7	2,848
Equity adjustments by valuation	2,406	3,004	(598)	(19.9)	3,077
Capital stock	3,127	3,127	—	—	3,127
Reserves	32,737	28,989	3,747	12.9	29,098
Income attributable to the Group	3,216	2,551	665	26.1	6,220
Less: dividends	(669)	(581)	(87)	15.0	(1,744)
Total liabilities and shareholders' equity	818,096	730,306	87,790	12.0	809,107
Off-balance-sheet managed funds	158,414	139,249	19,165	13.8	152,846
Total managed funds	976,511	869,555	106,956	12.3	961,953

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Balance sheet
Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Assets
Cash on hand and deposits at central banks	10,205	9,404	9,207	16,086	12,089	15,614
Trading portfolio	127,677	132,623	155,522	154,208	153,965	162,883
Debt securities	58,664	62,881	74,247	81,742	75,559	79,018
Loans and credits	19,754	20,183	29,847	26,480	28,746	32,409
Equities	6,066	7,807	7,330	8,078	10,676	10,104
Other	43,193	41,751	44,099	37,908	38,984	41,352
Other financial assets at fair value	46,132	44,110	46,456	48,862	47,269	46,459
Loans and credits	5,483	5,772	5,866	6,431	6,446	6,706
Other	40,649	38,339	40,590	42,431	40,823	39,753
Available-for-sale financial assets	41,084	46,689	59,535	73,945	73,025	37,872
Debt securities	35,179	41,699	54,302	68,054	66,432	31,227
Equities	5,904	4,990	5,233	5,891	6,594	6,645
Loans	415,259	431,389	446,558	459,784	472,658	496,787
Deposits at credit institutions	49,107	46,756	50,544	47,066	46,440	48,789
Loans and credits	355,317	377,177	386,487	402,918	416,205	437,477
Other	10,835	7,455	9,527	9,801	10,012	10,521
Investments	3,817	3,979	3,011	3,031	3,076	5,378
Intangible assets and property and equipment	11,141	12,046	10,272	12,204	12,162	12,272
Goodwill	15,382	15,871	15,864	14,018	14,025	13,959
Other	33,073	34,196	35,151	26,968	26,470	26,874
Total assets	703,770	730,306	781,577	809,107	814,738	818,096

Liabilities and shareholders’ equity
Trading portfolio	104,454	104,856	120,811	112,466	112,684	118,934
Customer deposits	7,730	12,810	15,233	14,039	13,430	14,135
Marketable debt securities	14,810	12,380	13,956	19,821	17,247	20,672
Other	81,915	79,666	91,622	78,607	82,007	84,127
Other financial liabilities at fair value	11,543	11,892	12,507	11,810	13,314	12,713
Customer deposits	—	—	—	—	261	246
Marketable debt securities	11,543	11,892	12,507	11,810	13,052	12,467
Other	—	—	—	—	—	—
Financial liabilities at amortized cost	470,885	497,605	527,842	565,652	569,114	568,296
Due to central banks and credit institutions	65,614	71,774	88,374	116,659	105,255	91,614
Customer deposits	270,821	285,568	290,623	291,727	290,563	291,400
Marketable debt securities	95,983	98,485	106,303	117,209	130,401	139,183
Subordinated debt	27,335	29,557	29,304	28,763	28,984	30,240
Other financial liabilities	11,132	12,220	13,238	11,293	13,911	15,859
Insurance liabilities	40,516	43,862	44,099	44,672	44,569	42,487
Provisions	18,674	19,524	20,883	19,823	19,535	18,861
Other liability accounts	18,700	11,258	12,631	10,748	10,800	11,833
Preferred securities	1,641	1,759	1,589	1,309	1,293	1,257
Minority interests	2,283	2,462	2,628	2,848	2,944	2,898
Equity adjustments by valuation	1,735	3,004	3,089	3,077	3,191	2,406
Capital stock	3,127	3,127	3,127	3,127	3,127	3,127
Reserves	30,863	28,989	29,074	29,098	35,279	32,737
Income attributable to the Group	1,185	2,551	3,878	6,220	1,493	3,216
Less: dividends	(1,837)	(581)	(581)	(1,744)	(2,605)	(669)
Total liabilities and shareholders' equity	703,770	730,306	781,577	809,107	814,738	818,096
Off-balance-sheet managed funds	131,311	139,249	149,920	152,846	160,144	158,414
Total managed funds	835,081	869,555	931,497	961,953	974,882	976,511

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Customer loans
Million euros
			Variation
			Variation
	30.06.06	30.06.05	Amount	%	31.12.05

Public sector	5,628	5,474	154	2.8	5,243
Other residents	175,294	140,018	35,276	25.2	153,727
Secured loans	96,576	70,626	25,950	36.7	81,343
Other loans	78,717	69,391	9,326	13.4	72,384
Non-resident sector	303,520	264,980	38,540	14.5	284,468
Secured loans	179,598	167,637	11,962	7.1	174,117
Other loans	123,922	97,344	26,578	27.3	110,352
Gross loans and credits	484,442	410,472	73,970	18.0	443,439
Credit loss allowance	7,852	7,340	511	7.0	7,610
Net loans and credits	476,591	403,132	73,459	18.2	435,829
Pro memoria: Doubtful loans	4,470	4,289	181	4.2	4,356
Public sector	19	1	18	—	3
Other residents	1,096	982	114	11.6	1,027
Non-resident sector	3,355	3,306	49	1.5	3,326

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Customer loans
Million euros
	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06

Public sector	5,760	5,474	5,803	5,243	5,465	5,628
Other residents	130,321	140,018	142,028	153,727	162,722	175,294
Secured loans	65,593	70,626	74,830	81,343	89,385	96,576
Other loans	64,728	69,391	67,198	72,384	73,337	78,717
Non-resident sector	251,668	264,980	281,844	284,468	290,952	303,520
Secured loans	162,396	167,637	168,223	174,117	175,682	179,598
Other loans	89,272	97,344	113,621	110,352	115,270	123,922
Gross loans and credits	387,749	410,472	429,674	443,439	459,139	484,442
Credit loss allowance	7,195	7,340	7,475	7,610	7,742	7,852
Net loans and credits	380,554	403,132	422,200	435,829	451,397	476,591
Pro memoria: Doubtful loans	4,498	4,289	4,371	4,356	4,362	4,470
Public sector	2	1	1	3	7	19
Other residents	907	982	1,001	1,027	1,033	1,096
Non-resident sector	3,589	3,306	3,369	3,326	3,321	3,355

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Credit risk management (*)
Million euros
			Variation
	30.06.06	30.06.05	Amount	%	31.12.05

Non-performing loans	4,489	4,328	161	3.7	4,342
NPL ratio (%)	0.83	0.98	(0.15 p.)		0.89
Credit loss allowances	8,335	7,554	781	10.3	7,902
Specific	3,139	3,145	(6)	(0.2)	3,177
General-purpose	5,197	4,410	787	17.8	4,725
NPL coverage (%)	185.69	174.55	11.14 p.		182.02
Credit cost (%) **	0.33	0.21	0.12 p.		0.24

Ordinary non-performing and doubtful loans ***	3,277	3,143	134	4.3	3,132
NPL ratio (%) ***	0.61	0.71	(0.10 p.)		0.64
NPL coverage (%) ***	254.39	240.37	14.02 p.		252.28

(*) Excluding country-risk
(**).- Annualised net specific allowance / loans
(***) Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

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Credit risk management (*)

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06

Non-performing loans	4,427	4,328	4,375	4,342	4,370	4,489
NPL ratio (%)	1.05	0.98	0.93	0.89	0.86	0.83
Credit loss allowances	7,167	7,554	7,605	7,902	8,075	8,335
Specific	3,207	3,145	3,146	3,177	3,148	3,139
General-purpose	3,959	4,410	4,459	4,725	4,927	5,197
NPL coverage (%)	161.88	174.55	173.83	182.02	184.80	185.69
Credit cost (%) **	0.22	0.21	0.22	0.24	0.30	0.33

(*) Excluding country-risk
(**).- Annualised net specific allowance / loans

Nonperforming loans by quarter

Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06

Balance at beginning of period	4,115	4,427	4,328	4,375	4,342	4,370
+ Net additions	496	367	442	433	509	569
- Write-offs	(183)	(466)	(395)	(467)	(480)	(450)
Balance at period-end	4,427	4,328	4,375	4,342	4,370	4,489

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Customer funds under management
Million euros

			Variation
	30.06.06	30.06.05	Amount	%	31.12.05

Public sector	11,156	14,555	(3,399)	(23.4)	14,366
Other residents	87,421	81,827	5,593	6.8	83,392
Demand deposits	52,008	48,454	3,554	7.3	50,124
Time deposits	20,194	18,436	1,758	9.5	18,799
REPOs	15,219	14,938	281	1.9	14,470
Non-resident sector	207,205	201,996	5,209	2.6	208,008
Demand deposits	116,192	111,965	4,227	3.8	113,603
Time deposits	70,939	74,746	(3,807)	(5.1)	77,195
REPOs	17,405	11,613	5,792	49.9	14,366
Public Sector	2,669	3,672	(1,003)	(27.3)	2,844
Customer deposits	305,782	298,379	7,403	2.5	305,765
Debt securities	172,323	122,756	49,566	40.4	148,840
Subordinated debt	30,240	29,557	682	2.3	28,763
Insurance liabilities	42,487	43,862	(1,375)	(3.1)	44,672
On-balance-sheet customer funds	550,831	494,554	56,277	11.4	528,041
Mutual funds	113,618	104,686	8,932	8.5	109,480
Pension funds	27,709	24,797	2,912	11.7	28,619
Managed portfolios	17,088	9,766	7,321	75.0	14,746
Off-balance-sheet customer funds	158,414	139,249	19,165	13.8	152,846
Customer funds under management	709,245	633,803	75,442	11.9	680,887

Mutual funds
Million euros

			Variation
	30.06.06	30.06.05	Amount	%	31.12.05

Spain	76,677	73,432	3,245	4.4	75,126
Portugal	5,940	5,371	569	10.6	5,858
United Kingdom (Abbey)	6,638	5,646	992	17.6	5,999
Latin America	24,363	20,237	4,126	20.4	22,497
Total	113,618	104,686	8,932	8.5	109,480

Pension funds
Million euros

			Variation
	30.06.06	30.06.05	Amount	%	31.12.05

Spain	8,887	7,611	1,276	16.8	8,913
Portugal	1,373	980	393	40.1	1,011
Latin America	17,449	16,205	1,244	7.7	18,695
Total	27,709	24,797	2,912	11.7	28,619

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Customer funds under management
Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06

Public sector	18,172	14,555	17,613	14,366	15,121	11,156
Other residents	76,924	81,827	80,531	83,392	83,180	87,421
Demand deposits	46,123	48,454	47,536	50,124	49,120	52,008
Time deposits	17,146	18,436	18,140	18,799	18,460	20,194
REPOs	13,655	14,938	14,856	14,470	15,600	15,219
Non-resident sector	183,455	201,996	207,711	208,008	205,954	207,205
Demand deposits	98,380	111,965	111,402	113,603	115,499	116,192
Time deposits	72,600	74,746	77,870	77,195	71,255	70,939
REPOs	9,818	11,613	15,246	14,366	16,365	17,405
Public Sector	2,658	3,672	3,193	2,844	2,835	2,669
Customer deposits	278,551	298,379	305,856	305,765	304,255	305,782
Debt securities	122,335	122,756	132,765	148,840	160,700	172,323
Subordinated debt	27,335	29,557	29,304	28,763	28,984	30,240
Insurance liabilities	40,516	43,862	44,099	44,672	44,569	42,487
On-balance-sheet customer funds	468,737	494,554	512,024	528,041	538,507	550,831
Mutual funds	99,043	104,686	109,248	109,480	114,174	113,618
Pension funds	22,709	24,797	27,380	28,619	29,190	27,709
Managed portfolios	9,559	9,766	13,292	14,746	16,781	17,088
Off-balance-sheet customer funds	131,311	139,249	149,920	152,846	160,144	158,414
Customer funds under management	600,048	633,803	661,945	680,887	698,652	709,245

Mutual funds
Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06

Spain	71,243	73,432	75,312	75,126	77,463	76,677
Portugal	5,250	5,371	5,681	5,858	5,922	5,940
United Kingdom (Abbey)	5,785	5,646	6,378	5,999	5,904	6,638
Latin America	16,765	20,237	21,878	22,497	24,885	24,363
Total	99,043	104,686	109,248	109,480	114,174	113,618

Pension funds
Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06

Spain	7,429	7,611	8,298	8,913	9,047	8,887
Portugal	986	980	986	1,011	1,032	1,373
Latin America	14,294	16,205	18,096	18,695	19,110	17,449
Total	22,709	24,797	27,380	28,619	29,190	27,709

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Shareholders' equity and minority interests
Million euros

			Variation
	30.06.06	30.06.05	Amount	%	31.12.05

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	12,389	8,619	3,769	43.7	8,781
Treasury stock	(22)	(0)	(22)	—	(53)
On-balance-sheet shareholders' equity	35,864	32,116	3,747	11.7	32,225
Net attributable income	3,216	2,551	665	26.1	6,220
Interim dividend distributed	—	—	—	—	(1,163)
Shareholders' equity at period-end	39,080	34,667	4,413	12.7	37,283
Interim dividend not distributed	(669)	(581)	(87)	15.0	(1,442)
Shareholders' equity	38,411	34,086	4,325	12.7	35,841
Valuation adjustments	2,406	3,004	(598)	(19.9)	3,077
Minority interests	2,898	2,462	436	17.7	2,848
Preferred securities	1,257	1,759	(501)	(28.5)	1,309
Preferred securities in subordinated debt	6,286	6,797	(510)	(7.5)	6,773
Shareholders' equity and
minority interests	51,258	48,107	3,151	6.6	49,848

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Computable capital and BIS ratio

Million euros

			Variation
	30.06.06	30.06.05	Amount	%	31.12.05

Computable basic capital	32,928	28,609	4,318	15.1	32,532
Computable supplementary capital	22,180	20,628	1,551	7.5	20,894
Computable capital	55,107	49,238	5,869	11.9	53,426
Risk-weighted assets	444,420	384,428	59,992	15.6	412,734
BIS ratio	12.40	12.81	(0.41)		12.94
Tier 1	7.41	7.44	(0.03)		7.88
Core capital	5.75	5.35	0.40		6.05
Cushion	19,554	18,484	1,070	5.8	20,407

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Statement of changes in consolidated shareholders' equity

Million euros

	Jan.-Jun. 06	Jan.-Jun. 05

Available-for-sale financial assets	160	(358)
Other financial liabilities at fair value	—	—
Cash flow hedges	(103)	3
Hedges of net investments in businesses abroad	149	(157)
Exchange differences	(876)	1,738
Long-term assets for sale	—	—
Net revenues recorded in shareholders' equity	(671)	1,226
Net consolidated income (published)	3,546	2,811
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—
Net consolidated income	3,546	2,811
Parent Bank	2,545	3,778
Minority interests	330	260
Total revenues and expenses	2,875	4,037

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Operating areas
Million euros
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	6,437	5,267	1,170	22.2
Income from companies accounted for by the equity method	8	15	(7)	(44.3)
Net fees	3,521	2,967	554	18.7
Insurance activity	452	399	53	13.4
Commercial revenue	10,418	8,647	1,770	20.5
Gains (losses) on financial transactions	827	957	(130)	(13.6)
Gross operating income	11,245	9,604	1,640	17.1
Income from non-financial services (net) and other operating income	146	113	33	29.0
General administrative expenses	(4,814)	(4,529)	(285)	6.3
Personnel	(2,913)	(2,706)	(207)	7.6
Other administrative expenses	(1,901)	(1,823)	(78)	4.3
Depreciation and amortisation	(464)	(456)	(8)	1.9
Net operating income	6,113	4,733	1,380	29.1
Net loan loss provisions	(1,199)	(677)	(522)	77.0
Other income	(48)	(40)	(8)	20.2
Income before taxes	4,865	4,016	850	21.2
Income from ordinary activity	3,602	2,962	640	21.6
Net consolidated income	3,596	2,963	633	21.4
Attributable income to the Group	3,339	2,779	561	20.2

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	475,897	402,274	73,623	18.3
Trading portfolio (w/o loans)	119,154	101,578	17,577	17.3
Available-for-sale financial assets	29,793	28,211	1,583	5.6
Due from credit institutions*	101,866	104,780	(2,913)	(2.8)
Intangible assets and property and equipment	11,262	10,579	683	6.5
Other assets	78,232	70,801	7,431	10.5
Total assets/liabilities & shareholders' equity	816,205	718,222	97,983	13.6
Customer deposits*	304,698	293,068	11,630	4.0
Marketable debt securities*	106,027	80,735	25,291	31.3
Subordinated debt	14,390	15,754	(1,363)	(8.7)
Insurance liabilities	42,487	43,862	(1,375)	(3.1)
Due to credit institutions*	178,137	133,271	44,866	33.7
Other liabilities	142,871	127,338	15,533	12.2
Shareholders' equity	27,595	24,195	3,401	14.1
Off-balance-sheet funds	158,414	139,249	19,165	13.8
Mutual funds	113,618	104,686	8,932	8.5
Pension funds	27,709	24,797	2,912	11.7
Managed portfolios	17,088	9,766	7,321	75.0
Customer funds under management	626,016	572,667	53,348	9.3
Total managed funds	974,619	857,471	117,148	13.7

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.57	24.20	(0.63 p.)
Efficiency ratio	45.29	50.42	(5.13 p.)
NPL ratio	0.81	0.94	(0.13 p.)
Coverage ratio	184.20	172.81	11.39 p.
Number of employees (direct & indirect)	129,274	127,237	2,037	1.60
Number of branches	10,439	9,997	442	4.42

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Operating areas
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	2,538	2,729	2,883	3,085	3,134	3,302
Income from companies accounted for by the equity method	7	8	9	11	5	4
Net fees	1,441	1,526	1,647	1,719	1,753	1,768
Insurance activity	214	184	213	202	210	242
Commercial revenue	4,200	4,447	4,751	5,018	5,102	5,316
Gains (losses) on financial transactions	415	542	318	338	536	290
Gross operating income	4,615	4,989	5,069	5,356	5,638	5,606
Income from non-financial services (net) and other operating income	71	42	41	71	72	74
General administrative expenses	(2,229)	(2,300)	(2,339)	(2,479)	(2,415)	(2,399)
Personnel	(1,336)	(1,369)	(1,385)	(1,470)	(1,455)	(1,457)
Other administrative expenses	(893)	(930)	(955)	(1,009)	(960)	(941)
Depreciation and amortisation	(223)	(232)	(243)	(249)	(227)	(237)
Net operating income	2,233	2,500	2,528	2,699	3,067	3,045
Net loan loss provisions	(296)	(381)	(371)	(515)	(500)	(699)
Other income	(26)	(14)	(96)	(214)	17	(65)
Income before taxes	1,911	2,105	2,061	1,970	2,584	2,281
Income from ordinary activity	1,406	1,556	1,498	1,505	1,889	1,713
Net consolidated income	1,407	1,556	1,483	1,506	1,884	1,712
Attributable income to the Group	1,319	1,459	1,399	1,393	1,760	1,579

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	380,180	402,274	421,651	435,013	450,694	475,897
Trading portfolio (w/o loans)	86,417	101,578	110,350	116,173	111,186	119,154
Available-for-sale financial assets	26,766	28,211	29,182	28,931	30,491	29,793
Due from credit institutions*	125,012	104,780	110,256	107,127	107,546	101,866
Intangible assets and property and equipment	10,378	10,579	8,930	10,808	11,063	11,262
Other assets	72,527	70,801	73,917	80,323	77,001	78,232
Total assets/liabilities & shareholders' equity	701,281	718,222	754,286	778,375	787,981	816,205
Customer deposits*	276,467	293,068	300,563	303,838	303,637	304,698
Marketable debt securities*	82,228	80,735	83,593	95,687	98,498	106,027
Subordinated debt	13,635	15,754	15,257	14,798	14,372	14,390
Insurance liabilities	40,516	43,862	44,086	44,672	44,569	42,487
Due to credit institutions*	137,529	133,271	162,781	173,311	163,925	178,137
Other liabilities	127,439	127,338	123,977	120,819	133,665	142,871
Shareholders' equity	23,466	24,195	24,029	25,250	29,315	27,595
Off-balance-sheet funds	131,311	139,249	149,920	152,846	160,144	158,414
Mutual funds	99,043	104,686	109,248	109,480	114,174	113,618
Pension funds	22,709	24,797	27,380	28,619	29,190	27,709
Managed portfolios	9,559	9,766	13,292	14,746	16,781	17,088
Customer funds under management	544,158	572,667	593,419	611,841	621,220	626,016
Total managed funds	832,592	857,471	904,206	931,221	948,125	974,619

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.02	0.94	0.89	0.86	0.83	0.81
NPL coverage	161.12	172.81	174.32	182.33	184.72	184.20
Risk-weighted assets	322,356	344,784	357,051	377,143	397,901	410,460

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Continental Europe
Million euros
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	2,971	2,617	354	13.5
Income from companies accounted for by the equity method	2	10	(8)	(80.8)
Net fees	1,742	1,605	137	8.5
Insurance activity	68	61	7	11.2
Commercial revenue	4,782	4,293	490	11.4
Gains (losses) on financial transactions	325	296	28	9.5
Gross operating income	5,107	4,589	518	11.3
Income from non-financial services (net) and other operating income	170	137	33	24.4
General administrative expenses	(1,929)	(1,802)	(126)	7.0
Personnel	(1,316)	(1,249)	(67)	5.4
Other administrative expenses	(612)	(553)	(59)	10.8
Depreciation and amortisation	(257)	(247)	(10)	4.1
Net operating income	3,092	2,677	415	15.5
Net loan loss provisions	(607)	(427)	(179)	42.0
Other income	83	(20)	103	—
Income before taxes	2,569	2,231	339	15.2
Income from ordinary activity	1,815	1,594	221	13.8
Net consolidated income	1,808	1,595	213	13.4
Attributable income to the Group	1,701	1,526	175	11.5

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	240,044	193,284	46,760	24.2
Trading portfolio (w/o loans)	31,599	26,431	5,168	19.6
Available-for-sale financial assets	13,250	12,524	726	5.8
Due from credit institutions*	64,493	66,496	(2,003)	(3.0)
Intangible assets and property and equipment	4,983	4,032	950	23.6
Other assets	16,733	15,890	843	5.3
Total assets/liabilities & shareholders' equity	371,102	318,658	52,444	16.5
Customer deposits*	128,791	123,857	4,934	4.0
Marketable debt securities*	35,066	25,269	9,798	38.8
Subordinated debt	2,185	2,618	(433)	(16.5)
Insurance liabilities	7,133	5,378	1,755	32.6
Due to credit institutions*	85,141	72,204	12,937	17.9
Other liabilities	96,037	75,994	20,043	26.4
Shareholders' equity	16,748	13,338	3,410	25.6
Off-balance-sheet funds	100,939	91,541	9,398	10.3
Mutual funds	82,617	78,803	3,814	4.8
Pension funds	10,260	8,591	1,669	19.4
Managed portfolios	8,062	4,146	3,916	94.4
Customer funds under management	274,115	248,663	25,452	10.2
Total managed funds	472,041	410,199	61,842	15.1

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.60	23.23	(2.63 p.)
Efficiency ratio	40.48	42.58	(2.10 p.)
NPL ratio	0.72	0.79	(0.07 p.)
Coverage ratio	252.84	240.04	12.80 p.
Number of employees (direct & indirect)	44,048	44,021	27	0.1
Number of branches	5,526	5,270	256	4.9

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Continental Europe
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	1,268	1,350	1,362	1,390	1,440	1,532
Income from companies accounted for by the equity method	5	4	7	9	2	0
Net fees	788	817	824	862	855	887
Insurance activity	31	30	28	26	33	35
Commercial revenue	2,092	2,201	2,221	2,288	2,329	2,454
Gains (losses) on financial transactions	151	146	64	144	229	95
Gross operating income	2,243	2,346	2,285	2,432	2,558	2,549
Income from non-financial services (net) and other operating income	72	65	63	81	83	87
General administrative expenses	(892)	(910)	(913)	(948)	(959)	(969)
Personnel	(620)	(630)	(620)	(640)	(654)	(663)
Other administrative expenses	(272)	(281)	(293)	(308)	(305)	(307)
Depreciation and amortisation	(120)	(127)	(127)	(118)	(125)	(132)
Net operating income	1,303	1,374	1,308	1,447	1,557	1,535
Net loan loss provisions	(179)	(249)	(206)	(316)	(228)	(379)
Other income	(10)	(9)	(8)	(45)	25	58
Income before taxes	1,114	1,117	1,094	1,085	1,355	1,214
Income from ordinary activity	786	808	770	779	951	864
Net consolidated income	786	809	756	780	946	863
Attributable income to the Group	753	773	730	724	898	803

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	181,341	193,284	198,529	210,299	223,323	240,044
Trading portfolio (w/o loans)	18,882	26,431	24,863	26,315	24,243	31,599
Available-for-sale financial assets	12,225	12,524	12,228	12,604	14,384	13,250
Due from credit institutions*	73,556	66,496	61,609	69,622	63,549	64,493
Intangible assets and property and equipment	3,990	4,032	4,094	4,219	4,655	4,983
Other assets	21,195	15,890	17,052	15,709	15,628	16,733
Total assets/liabilities & shareholders' equity	311,190	318,658	318,374	338,767	345,782	371,102
Customer deposits*	122,945	123,857	124,862	127,356	127,670	128,791
Marketable debt securities*	23,489	25,269	26,268	27,011	31,112	35,066
Subordinated debt	2,037	2,618	1,962	2,241	2,251	2,185
Insurance liabilities	5,161	5,378	5,527	6,414	6,820	7,133
Due to credit institutions*	72,585	72,204	72,702	90,341	78,508	85,141
Other liabilities	71,405	75,994	73,521	70,527	82,675	96,037
Shareholders' equity	13,568	13,338	13,532	14,878	16,748	16,748
Off-balance-sheet funds	88,812	91,541	95,052	97,141	101,227	100,939
Mutual funds	76,493	78,803	80,993	80,984	83,385	82,617
Pension funds	8,415	8,591	9,284	9,924	10,080	10,260
Managed portfolios	3,905	4,146	4,775	6,232	7,762	8,062
Customer funds under management	242,445	248,663	253,671	260,162	269,079	274,115
Total managed funds	400,002	410,199	413,426	435,908	447,009	472,041

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.83	0.79	0.77	0.76	0.76	0.72
NPL coverage	227.46	240.04	246.03	246.60	247.61	252.84
Risk-weighted assets	183,244	195,856	198,308	212,605	223,842	243,647

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Santander Network
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	1,120	1,007	113	11.2
Income from companies accounted for by the equity method	—	—	—	—
Net fees	756	747	9	1.2
Insurance activity	—	—	—	—
Commercial revenue	1,876	1,754	122	6.9
Gains (losses) on financial transactions	139	127	13	10.0
Gross operating income	2,015	1,880	135	7.2
Income from non-financial services (net) and other operating income	6	3	3	126.1
General administrative expenses	(757)	(744)	(13)	1.7
Personnel	(578)	(570)	(8)	1.3
Other administrative expenses	(179)	(174)	(5)	3.0
Depreciation and amortisation	(116)	(119)	3	(2.3)
Net operating income	1,148	1,020	128	12.5
Net loan loss provisions	(204)	(135)	(69)	51.3
Other income	(11)	(8)	(2)	28.4
Income before taxes	934	877	56	6.4
Income from ordinary activity	673	632	41	6.5
Net consolidated income	673	632	41	6.5
Attributable income to the Group	673	631	42	6.6

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	98,696	81,675	17,021	20.8
Trading portfolio (w/o loans)	—	1	(1)	(100.0)
Available-for-sale financial assets	3	—	3	—
Due from credit institutions*	91	181	(90)	(49.8)
Intangible assets and property and equipment	2,073	1,629	444	27.3
Other assets	839	1,040	(201)	(19.3)
Total assets/liabilities & shareholders' equity	101,702	84,525	17,177	20.3
Customer deposits*	45,923	40,887	5,036	12.3
Marketable debt securities*	—	5	(5)	(100.0)
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	32	77	(45)	(58.7)
Other liabilities	48,552	37,791	10,761	28.5
Shareholders' equity	7,195	5,765	1,430	24.8
Off-balance-sheet funds	53,810	51,210	2,600	5.1
Mutual funds	48,025	45,969	2,056	4.5
Pension funds	5,784	5,241	543	10.4
Managed portfolios	—	—	—	—
Customer funds under management	99,733	92,101	7,631	8.3
Total managed funds	155,512	135,735	19,777	14.6

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.09	23.13	(3.04 p.)
Efficiency ratio	41.92	45.06	(3.14 p.)
NPL ratio	0.55	0.59	(0.04 p.)
Coverage ratio	313.42	274.52	38.90 p.
Number of employees (direct & indirect)	18,849	19,204	(355)	(1.8)
Number of branches	2,706	2,582	124	4.8

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Santander Network
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	492	515	533	542	537	583
Income from companies accounted for by the equity method	—	—	—	—	—	—
Net fees	369	378	391	409	359	397
Insurance activity	—	—	—	—	—	—
Commercial revenue	862	892	924	951	896	980
Gains (losses) on financial transactions	40	86	29	42	71	69
Gross operating income	902	979	953	993	967	1,048
Income from non-financial services (net) and other operating income	1	1	2	(0)	2	4
General administrative expenses	(371)	(373)	(369)	(380)	(377)	(380)
Personnel	(285)	(285)	(279)	(285)	(289)	(289)
Other administrative expenses	(86)	(88)	(90)	(95)	(88)	(91)
Depreciation and amortisation	(59)	(60)	(61)	(56)	(58)	(58)
Net operating income	474	547	524	557	533	615
Net loan loss provisions	(48)	(87)	(71)	(100)	(65)	(139)
Other income	(3)	(5)	1	(4)	(4)	(7)
Income before taxes	423	454	454	453	464	469
Income from ordinary activity	305	327	327	327	334	339
Net consolidated income	305	327	327	327	334	339
Attributable income to the Group	305	327	327	326	334	339

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	77,356	81,675	83,751	88,659	92,777	98,696
Trading portfolio (w/o loans)	0	1	0	0	0	0
Available-for-sale financial assets	1	0	1	3	2	3
Due from credit institutions*	94	181	96	103	94	91
Intangible assets and property and equipment	1,585	1,629	1,652	1,675	1,931	2,073
Other assets	833	1,040	842	537	761	839
Total assets/liabilities & shareholders' equity	79,869	84,525	86,341	90,977	95,565	101,702
Customer deposits*	40,071	40,887	41,009	44,122	43,860	45,923
Marketable debt securities*	23	5	3	2	1	0
Subordinated debt	0	0	0	0	0	0
Insurance liabilities	0	0	0	0	0	0
Due to credit institutions*	27	77	28	29	37	32
Other liabilities	34,142	37,791	39,325	40,447	45,004	48,552
Shareholders' equity	5,606	5,765	5,976	6,377	6,664	7,195
Off-balance-sheet funds	50,065	51,210	52,569	53,504	55,320	53,810
Mutual funds	44,750	45,969	47,156	47,952	49,431	48,025
Pension funds	5,315	5,241	5,413	5,551	5,889	5,784
Managed portfolios	0	0	0	0	0	0
Customer funds under management	90,159	92,101	93,581	97,627	99,181	99,733
Total managed funds	129,934	135,735	138,910	144,481	150,886	155,512

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.60	0.59	0.59	0.59	0.56	0.55
NPL coverage	267.12	274.52	284.78	289.26	299.75	313.42
Risk-weighted assets	69,944	71,968	74,609	79,622	83,185	89,836

Spread	2.93	2.93	2.94	3.00	3.10	3.16
Spread loans	1.40	1.43	1.45	1.46	1.39	1.29
Spread deposits	1.53	1.50	1.49	1.54	1.71	1.87

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Banesto
Million euros
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	595	539	55	10.3
Income from companies accounted for by the equity method	(0)	1	(1)	—
Net fees	291	274	17	6.3
Insurance activity	20	15	5	32.0
Commercial revenue	905	829	76	9.2
Gains (losses) on financial transactions	68	56	12	21.2
Gross operating income	973	885	88	10.0
Income from non-financial services (net) and other operating income	157	120	36	30.3
General administrative expenses	(405)	(396)	(9)	2.2
Personnel	(307)	(294)	(14)	4.6
Other administrative expenses	(97)	(102)	5	(4.8)
Depreciation and amortisation	(59)	(52)	(7)	14.1
Net operating income	666	557	109	19.5
Net loan loss provisions	(92)	(74)	(18)	23.9
Other income	24	(4)	28	—
Income before taxes	598	479	119	24.8
Income from ordinary activity	405	328	77	23.5
Net consolidated income	405	328	77	23.5
Attributable income to the Group	302	259	43	16.4

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	53,838	43,233	10,606	24.5
Trading portfolio (w/o loans)	4,690	5,415	(725)	(13.4)
Available-for-sale financial assets	11,061	9,217	1,844	20.0
Due from credit institutions*	20,313	13,301	7,012	52.7
Intangible assets and property and equipment	1,599	1,499	100	6.6
Other assets	6,263	5,238	1,025	19.6
Total assets/liabilities & shareholders' equity	97,764	77,902	19,861	25.5
Customer deposits*	38,357	33,996	4,361	12.8
Marketable debt securities*	21,283	15,162	6,121	40.4
Subordinated debt	1,566	1,612	(47)	(2.9)
Insurance liabilities	1,606	1,363	243	17.8
Due to credit institutions*	21,778	14,750	7,028	47.6
Other liabilities	10,379	8,495	1,884	22.2
Shareholders' equity	2,794	2,523	271	10.7
Off-balance-sheet funds	16,434	13,613	2,820	20.7
Mutual funds	13,039	11,634	1,405	12.1
Pension funds	1,482	1,371	111	8.1
Managed portfolios	1,913	609	1,304	214.3
Customer funds under management	79,246	65,748	13,499	20.5
Total managed funds	114,197	91,515	22,682	24.8

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.74	19.78	0.96 p.
Efficiency ratio	39.72	43.16	(3.44 p.)
NPL ratio	0.45	0.54	(0.09 p.)
Coverage ratio	393.44	349.50	43.94 p.
Number of employees (direct & indirect)	10,629	10,885	(256)	(2.4)
Number of branches	1,729	1,701	28	1.6

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Banesto
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	265	274	284	292	296	299
Income from companies accounted for by the equity method	0	0	(0)	1	0	(0)
Net fees	135	139	135	138	144	147
Insurance activity	7	8	7	7	8	11
Commercial revenue	408	421	425	438	448	457
Gains (losses) on financial transactions	30	26	23	24	34	33
Gross operating income	438	447	447	462	483	490
Income from non-financial services (net) and other operating income	63	57	54	72	75	82
General administrative expenses	(197)	(199)	(199)	(202)	(204)	(200)
Personnel	(146)	(148)	(147)	(150)	(151)	(156)
Other administrative expenses	(52)	(51)	(52)	(52)	(53)	(45)
Depreciation and amortisation	(25)	(27)	(27)	(24)	(26)	(33)
Net operating income	279	278	276	307	327	339
Net loan loss provisions	(39)	(35)	(34)	(43)	(44)	(47)
Other income	(6)	2	(9)	(9)	4	19
Income before taxes	235	245	232	255	287	311
Income from ordinary activity	159	170	151	168	194	211
Net consolidated income	159	170	151	168	194	211
Attributable income to the Group	126	133	126	113	148	154

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	39,042	43,233	44,950	47,851	49,502	53,838
Trading portfolio (w/o loans)	4,795	5,415	4,944	5,595	4,513	4,690
Available-for-sale financial assets	8,773	9,217	8,809	8,882	10,788	11,061
Due from credit institutions*	15,996	13,301	14,070	18,447	17,670	20,313
Intangible assets and property and equipment	1,462	1,499	1,542	1,568	1,565	1,599
Other assets	7,705	5,238	6,086	5,864	5,622	6,263
Total assets/liabilities & shareholders' equity	77,773	77,902	80,403	88,208	89,661	97,764
Customer deposits*	28,266	33,996	35,009	34,865	37,076	38,357
Marketable debt securities*	14,385	15,162	17,148	17,860	19,385	21,283
Subordinated debt	1,570	1,612	1,615	1,620	1,580	1,566
Insurance liabilities	1,374	1,363	1,357	1,832	1,769	1,606
Due to credit institutions*	18,139	14,750	14,365	20,539	17,449	21,778
Other liabilities	11,308	8,495	8,384	8,980	9,382	10,379
Shareholders' equity	2,731	2,523	2,524	2,511	3,019	2,794
Off-balance-sheet funds	13,308	13,613	14,285	15,054	15,991	16,434
Mutual funds	11,524	11,634	11,860	12,269	12,647	13,039
Pension funds	1,342	1,371	1,406	1,513	1,527	1,482
Managed portfolios	442	609	1,019	1,272	1,817	1,913
Customer funds under management	58,903	65,748	69,415	71,231	75,801	79,246
Total managed funds	91,081	91,515	94,688	103,262	105,652	114,197
(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.57	0.54	0.49	0.49	0.46	0.45
NPL coverage	336.68	349.50	380.09	371.55	392.62	393.44
Risk-weighted assets	44,254	49,491	49,251	49,715	55,413	56,929

Spread (Retail Banking)	2.80	2.79	2.75	2.84	2.92	3.00
Spread loans	1.50	1.48	1.46	1.43	1.38	1.36
Spread deposits	1.30	1.31	1.29	1.41	1.54	1.64

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Santander Consumer Finance
Million euros
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	658	560	98	17.5
Income from companies accounted for by the equity method	2	2	0	11.6
Net fees	191	172	19	11.2
Insurance activity	—	—	—	—
Commercial revenue	851	733	118	16.0
Gains (losses) on financial transactions	25	19	6	33.6
Gross operating income	876	752	124	16.5
Income from non-financial services (net) and other operating income	14	20	(5)	(25.8)
General administrative expenses	(292)	(242)	(50)	20.9
Personnel	(132)	(116)	(16)	13.6
Other administrative expenses	(160)	(125)	(35)	27.6
Depreciation and amortisation	(28)	(26)	(3)	10.9
Net operating income	570	504	66	13.0
Net loan loss provisions	(186)	(166)	(20)	12.0
Other income	20	(6)	26	—
Income before taxes	405	333	72	21.7
Income from ordinary activity	284	229	54	23.6
Net consolidated income	284	229	54	23.6
Attributable income to the Group	280	229	51	22.3

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	34,477	26,770	7,706	28.8
Trading portfolio (w/o loans)	3	2	1	75.5
Available-for-sale financial assets	91	47	45	95.5
Due from credit institutions*	5,011	6,341	(1,330)	(21.0)
Intangible assets and property and equipment	619	360	259	72.1
Other assets	1,221	906	316	34.8
Total assets/liabilities & shareholders' equity	41,423	34,425	6,997	20.3
Customer deposits*	14,197	13,279	918	6.9
Marketable debt securities*	5,961	4,255	1,707	40.1
Subordinated debt	160	94	66	70.1
Insurance liabilities	—	—	—	—
Due to credit institutions*	18,286	14,502	3,785	26.1
Other liabilities	1,501	1,257	244	19.4
Shareholders' equity	1,318	1,039	279	26.8
Off-balance-sheet funds	332	270	61	22.7
Mutual funds	287	244	43	17.8
Pension funds	45	27	18	68.3
Managed portfolios	—	—	—	—
Customer funds under management	20,650	17,898	2,752	15.4
Total managed funds	41,755	34,696	7,059	20.3
(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	34.66	45.87	(11.21 p.)
Efficiency ratio	35.29	33.82	1.47 p.
NPL ratio	2.46	2.18	0.28 p.
Coverage ratio	119.46	128.63	(9.17 p.)
Number of employees (direct & indirect)	5,304	5,051	253	5.0
Number of branches	278	255	23	9.0

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Santander Consumer Finance
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	267	292	304	316	322	336
Income from companies accounted for by the equity method	1	1	1	2	1	1
Net fees	80	92	89	82	94	96
Insurance activity	—	—	—	—	—	—
Commercial revenue	348	385	394	399	417	433
Gains (losses) on financial transactions	11	8	14	25	12	14
Gross operating income	359	393	408	424	429	447
Income from non-financial services (net) and other operating income	10	9	10	9	10	5
General administrative expenses	(116)	(126)	(136)	(141)	(142)	(150)
Personnel	(57)	(60)	(63)	(64)	(65)	(67)
Other administrative expenses	(59)	(66)	(73)	(77)	(77)	(83)
Depreciation and amortisation	(13)	(13)	(13)	(11)	(14)	(14)
Net operating income	240	264	269	281	283	287
Net loan loss provisions	(75)	(91)	(92)	(114)	(94)	(92)
Other income	(7)	1	1	(1)	(4)	25
Income before taxes	159	174	178	165	184	220
Income from ordinary activity	107	122	123	115	127	157
Net consolidated income	107	122	123	115	127	157
Attributable income to the Group	107	122	123	115	126	155

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	24,689	26,770	28,046	29,535	32,457	34,477
Trading portfolio (w/o loans)	3	2	1	6	51	3
Available-for-sale financial assets	53	47	48	41	42	91
Due from credit institutions*	5,108	6,341	4,468	5,023	5,415	5,011
Intangible assets and property and equipment	358	360	355	376	479	619
Other assets	940	906	1,085	1,474	1,244	1,221
Total assets/liabilities & shareholders' equity	31,151	34,425	34,003	36,454	39,689	41,423
Customer deposits*	12,350	13,279	13,280	13,598	13,752	14,197
Marketable debt securities*	3,887	4,255	4,221	4,869	6,752	5,961
Subordinated debt	156	94	102	87	103	160
Insurance liabilities	0	0	0	0	0	0
Due to credit institutions*	12,955	14,502	14,122	15,053	16,308	18,286
Other liabilities	728	1,257	1,217	1,248	1,079	1,501
Shareholders' equity	1,075	1,039	1,062	1,600	1,696	1,318
Off-balance-sheet funds	255	270	298	315	343	332
Mutual funds	229	244	263	273	298	287
Pension funds	26	27	35	43	45	45
Managed portfolios	0	0	0	0	0	0
Customer funds under management	16,648	17,898	17,900	18,868	20,949	20,650
Total managed funds	31,406	34,696	34,301	36,770	40,032	41,755

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.36	2.18	2.28	2.40	2.41	2.46
NPL coverage	127.23	128.63	124.66	125.20	124.43	119.46
Risk-weighted assets	24,875	26,890	27,795	28,474	28,405	31,810

Spread loans	5.14	5.00	5.08	4.81	4.79	4.58

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Portugal
Million euros
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	335	326	9	2.9
Income from companies accounted for by the equity method	—	—	—	—
Net fees	190	146	44	29.9
Insurance activity	9	12	(2)	(20.6)
Commercial revenue	535	484	51	10.5
Gains (losses) on financial transactions	17	22	(6)	(25.0)
Gross operating income	552	507	45	8.9
Income from non-financial services (net) and other operating income	(6)	(5)	(1)	17.1
General administrative expenses	(218)	(216)	(2)	0.8
Personnel	(142)	(142)	(1)	0.5
Other administrative expenses	(75)	(74)	(1)	1.4
Depreciation and amortisation	(31)	(28)	(3)	9.2
Net operating income	298	258	40	15.5
Net loan loss provisions	(19)	(38)	19	(50.8)
Other income	(7)	(3)	(4)	164.9
Income before taxes	272	217	55	25.2
Income from ordinary activity	217	173	44	25.2
Net consolidated income	217	173	44	25.2
Attributable income to the Group	216	172	44	25.3

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	27,768	24,037	3,731	15.5 **
Trading portfolio (w/o loans)	1,157	903	253	28.0
Available-for-sale financial assets	837	1,907	(1,070)	(56.1)
Due from credit institutions*	11,425	11,346	79	0.7
Intangible assets and property and equipment	445	440	5	1.1
Other assets	4,586	3,161	1,424	45.1
Total assets/liabilities & shareholders' equity	46,218	41,796	4,422	10.6
Customer deposits*	11,839	13,097	(1,258)	(9.6)
Marketable debt securities*	5,825	3,193	2,631	82.4
Subordinated debt	424	246	178	72.5
Insurance liabilities	3,475	2,302	1,173	51.0
Due to credit institutions*	20,931	19,389	1,542	8.0
Other liabilities	2,137	1,995	142	7.1
Shareholders' equity	1,587	1,574	13	0.8
Off-balance-sheet funds	7,677	6,541	1,137	17.4
Mutual funds	5,940	5,371	569	10.6
Pension funds	1,373	980	393	40.1
Managed portfolios	364	189	175	92.7
Customer funds under management	29,240	25,378	3,862	15.2
Total managed funds	53,895	48,336	5,559	11.5

(*).- Includes all stock of concept classified in the balance sheet
(*).- Impacted by reclasification from available-for-sale financial assets. In like-for-like terms: +11.2%
Ratios (%) and other data
ROE	23.04	19.77	3.27 p.
Efficiency ratio	45.04	48.19	(3.15 p.)
NPL ratio	0.56	1.03	(0.47 p.)
Coverage ratio	301.39	216.93	84.46 p.
Number of employees (direct & indirect)	6,272	6,362	(90)	(1.4)
Number of branches	721	677	44	6.5

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Portugal
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	156	170	153	162	163	172
Income from companies accounted for by the equity method	—	—	—	—	—	—
Net fees	74	73	83	74	94	96
Insurance activity	5	7	6	4	5	4
Commercial revenue	235	250	242	240	262	273
Gains (losses) on financial transactions	18	4	5	2	13	3
Gross operating income	253	254	247	242	276	276
Income from non-financial services (net) and other operating income	(2)	(2)	(2)	2	(3)	(3)
General administrative expenses	(106)	(109)	(108)	(109)	(108)	(110)
Personnel	(70)	(71)	(70)	(67)	(70)	(72)
Other administrative expenses	(36)	(38)	(38)	(42)	(37)	(38)
Depreciation and amortisation	(14)	(14)	(15)	(15)	(15)	(16)
Net operating income	130	128	122	119	150	148
Net loan loss provisions	(3)	(35)	(13)	(2)	3	(22)
Other income	1	(4)	2	(18)	(5)	(2)
Income before taxes	129	89	111	100	148	124
Income from ordinary activity	94	79	95	78	115	102
Net consolidated income	94	79	95	78	115	102
Attributable income to the Group	94	79	95	78	114	102

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	23,036	24,037	24,418	25,861	25,505	27,768
Trading portfolio (w/o loans)	566	903	977	826	883	1,157
Available-for-sale financial assets	2,465	1,907	2,111	2,482	2,292	837
Due from credit institutions*	10,172	11,346	9,413	10,023	10,952	11,425
Intangible assets and property and equipment	436	440	442	447	439	445
Other assets	2,975	3,161	3,345	3,653	3,750	4,586
Total assets/liabilities & shareholders' equity	39,650	41,796	40,705	43,293	43,820	46,218
Customer deposits*	11,444	13,097	12,583	12,809	11,669	11,839
Marketable debt securities*	3,968	3,193	3,163	3,294	3,372	5,825
Subordinated debt	311	246	245	533	532	424
Insurance liabilities	2,108	2,302	2,437	2,795	3,213	3,475
Due to credit institutions*	16,922	19,389	18,338	20,866	20,675	20,931
Other liabilities	3,003	1,995	2,356	1,520	2,256	2,137
Shareholders' equity	1,894	1,574	1,583	1,475	2,104	1,587
Off-balance-sheet funds	6,409	6,541	6,942	7,182	7,310	7,677
Mutual funds	5,250	5,371	5,681	5,858	5,922	5,940
Pension funds	986	980	986	1,011	1,032	1,373
Managed portfolios	174	189	276	312	355	364
Customer funds under management	24,240	25,378	25,370	26,613	26,096	29,240
Total managed funds	46,059	48,336	47,648	50,475	51,130	53,895

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.23	1.03	0.87	0.78	0.71	0.56
NPL coverage	182.44	216.93	244.38	243.19	258.04	301.39
Risk-weighted assets	22,156	21,569	22,320	22,960	22,891	23,022

Spread (Retail Banking)	2.94	2.95	2.92	2.84	2.85	2.84
Spread loans	1.86	1.84	1.78	1.72	1.66	1.63
Spread deposits	1.08	1.11	1.14	1.12	1.19	1.21

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United Kingdom (Abbey)
Million euros
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	946	889	57	6.4
Income from companies accounted for by the equity method	2	1	1	36.7
Net fees	510	435	75	17.3
Insurance activity	307	291	17	5.8
Commercial revenue	1,766	1,616	149	9.2
Gains (losses) on financial transactions	199	197	2	1.0
Gross operating income	1,965	1,813	151	8.3
Income from non-financial services (net) and other operating income	26	17	9	55.5
General administrative expenses	(1,045)	(1,174)	128	(10.9)
Personnel	(589)	(608)	19	(3.1)
Other administrative expenses	(457)	(566)	109	(19.3)
Depreciation and amortisation	(54)	(56)	2	(3.4)
Net operating income	891	600	291	48.5
Net loan loss provisions	(204)	(159)	(45)	28.3
Other income	(4)	61	(65)	—
Income before taxes	684	502	181	36.1
Income from ordinary activity	491	350	141	40.3
Net consolidated income	491	350	141	40.3
Attributable income to the Group	491	350	141	40.3

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	182,597	164,251	18,346	11.2
Trading portfolio (w/o loans)	62,873	55,216	7,658	13.9
Available-for-sale financial assets	20	23	(2)	(10.6)
Due from credit institutions*	12,586	15,252	(2,666)	(17.5)
Intangible assets and property and equipment	4,999	5,217	(218)	(4.2)
Other assets	46,303	41,539	4,763	11.5
Total assets/liabilities & shareholders' equity	309,378	281,498	27,880	9.9
Customer deposits*	110,225	109,379	846	0.8
Marketable debt securities*	64,696	51,076	13,621	26.7
Subordinated debt	10,640	12,295	(1,655)	(13.5)
Insurance liabilities	33,528	37,071	(3,544)	(9.6)
Due to credit institutions*	55,599	30,551	25,048	82.0
Other liabilities	32,057	38,839	(6,783)	(17.5)
Shareholders' equity	2,633	2,286	347	15.2
Off-balance-sheet funds	6,638	5,646	992	17.6
Mutual funds	6,638	5,646	992	17.6
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	225,727	215,468	10,260	4.8
Total managed funds	316,016	287,144	28,872	10.1

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	34.00	30.61	3.39 p.
Efficiency ratio	55.24	67.20	(11.96 p.)
NPL ratio	0.63	0.80	(0.17 p.)
Coverage ratio	81.98	73.73	8.25 p.
Number of employees (direct & indirect)	19,846	22,689	(2,843)	(12.5)
Number of branches	712	716	(4)	(0.6)

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United Kingdom (Abbey)
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	422	467	492	510	465	480
Income from companies accounted for by the equity method	1	1	0	1	1	1
Net fees	214	221	262	261	253	258
Insurance activity	161	129	152	146	144	164
Commercial revenue	797	819	906	918	863	903
Gains (losses) on financial transactions	71	126	72	77	110	89
Gross operating income	868	945	978	995	973	992
Income from non-financial services (net) and other operating income	18	(1)	8	12	14	13
General administrative expenses	(598)	(575)	(555)	(570)	(531)	(515)
Personnel	(310)	(298)	(295)	(325)	(297)	(291)
Other administrative expenses	(289)	(277)	(259)	(245)	(233)	(223)
Depreciation and amortisation	(29)	(28)	(28)	(33)	(27)	(28)
Net operating income	260	341	404	404	429	463
Net loan loss provisions	(58)	(101)	(86)	(74)	(88)	(115)
Other income	19	41	4	12	(3)	(1)
Income before taxes	221	281	322	341	337	346
Income from ordinary activity	146	204	215	246	244	247
Net consolidated income	146	204	215	246	244	247
Attributable income to the Group	146	204	215	246	244	247

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	160,433	164,251	174,901	171,796	173,841	182,597
Trading portfolio (w/o loans)	50,461	55,216	62,668	64,014	61,735	62,873
Available-for-sale financial assets	15	23	22	18	20	20
Due from credit institutions*	29,953	15,252	20,670	13,070	16,575	12,586
Intangible assets and property and equipment	5,220	5,217	3,463	5,197	5,044	4,999
Other assets	39,803	41,539	42,459	47,420	42,529	46,303
Total assets/liabilities & shareholders' equity	285,885	281,498	304,184	301,515	299,744	309,378
Customer deposits*	103,285	109,379	112,237	110,776	109,039	110,225
Marketable debt securities*	53,156	51,076	51,988	62,462	61,049	64,696
Subordinated debt	10,824	12,295	12,026	11,428	11,045	10,640
Insurance liabilities	34,197	37,071	36,964	36,521	35,912	33,528
Due to credit institutions*	35,976	30,551	52,565	40,761	43,371	55,599
Other liabilities	46,183	38,839	36,160	37,259	36,240	32,057
Shareholders' equity	2,264	2,286	2,244	2,307	3,088	2,633
Off-balance-sheet funds	5,785	5,646	6,378	5,999	5,904	6,638
Mutual funds	5,785	5,646	6,378	5,999	5,904	6,638
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Customer funds under management	207,247	215,468	219,592	227,188	222,949	225,727
Total managed funds	291,670	287,144	310,562	307,514	305,648	316,016

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.84	0.80	0.74	0.67	0.64	0.63
NPL coverage	71.81	73.73	70.69	77.72	79.32	81.98
Risk-weighted assets	92,025	92,903	102,634	101,567	107,817	103,030

Spread (Retail Banking)	1.46	1.44	1.46	1.45	1.44	1.47
Spread loans	0.71	0.70	0.72	0.72	0.72	0.73
Spread deposits	0.75	0.74	0.74	0.73	0.72	0.74

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United Kingdom (Abbey)
Million pound sterling
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	650	610	40	6.6
Income from companies accounted for by the equity method	1	1	0	36.9
Net fees	351	298	52	17.5
Insurance activity	211	199	12	6.0
Commercial revenue	1,213	1,109	105	9.4
Gains (losses) on financial transactions	137	135	2	1.2
Gross operating income	1,350	1,244	106	8.5
Income from non-financial services (net) and other operating income	18	12	6	55.7
General administrative expenses	(718)	(805)	87	(10.8)
Personnel	(404)	(417)	12	(3.0)
Other administrative expenses	(314)	(388)	74	(19.2)
Depreciation and amortisation	(37)	(39)	1	(3.2)
Net operating income	613	412	201	48.7
Net loan loss provisions	(140)	(109)	(31)	28.5
Other income	(3)	42	(44)	—
Income before taxes	470	344	125	36.3
Income from ordinary activity	338	240	97	40.6
Net consolidated income	338	240	97	40.6
Attributable income to the Group	338	240	97	40.6

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	126,375	110,738	15,637	14.1
Trading portfolio (w/o loans)	43,515	37,226	6,288	16.9
Available-for-sale financial assets	14	15	(1)	(8.2)
Due from credit institutions*	8,711	10,283	(1,572)	(15.3)
Intangible assets and property and equipment	3,460	3,517	(58)	(1.6)
Other assets	32,046	28,006	4,040	14.4
Total assets/liabilities & shareholders' equity	214,121	189,786	24,335	12.8
Customer deposits*	76,287	73,743	2,543	3.4
Marketable debt securities*	44,776	34,435	10,341	30.0
Subordinated debt	7,364	8,290	(925)	(11.2)
Insurance liabilities	23,205	24,994	(1,789)	(7.2)
Due to credit institutions*	38,480	20,598	17,882	86.8
Other liabilities	22,186	26,185	(3,999)	(15.3)
Shareholders' equity	1,823	1,541	281	18.3
Off-balance-sheet funds	4,594	3,807	787	20.7
Mutual funds	4,594	3,807	787	20.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	156,226	145,268	10,957	7.5
Total managed funds	218,714	193,592	25,122	13.0

(*).- Includes all stock of concept classified in the balance sheet

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United Kingdom (Abbey)
Million pound sterling

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	292	317	336	347	319	331
Income from companies accounted for by the equity method	0	1	0	0	1	1
Net fees	148	150	179	178	173	177
Insurance activity	112	87	104	99	99	113
Commercial revenue	553	556	619	625	592	621
Gains (losses) on financial transactions	49	86	49	52	75	61
Gross operating income	602	642	669	677	667	683
Income from non-financial services (net) and other operating income	13	(1)	5	8	9	9
General administrative expenses	(415)	(390)	(379)	(388)	(364)	(354)
Personnel	(215)	(202)	(202)	(221)	(204)	(200)
Other administrative expenses	(200)	(188)	(177)	(167)	(160)	(154)
Depreciation and amortisation	(20)	(19)	(19)	(22)	(18)	(19)
Net operating income	180	232	276	275	294	318
Net loan loss provisions	(40)	(69)	(58)	(50)	(61)	(79)
Other income	13	28	3	8	(2)	(1)
Income before taxes	153	191	220	232	231	238
Income from ordinary activity	101	139	147	167	167	170
Net consolidated income	101	139	147	167	167	170
Attributable income to the Group	101	139	147	167	167	170

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	110,458	110,738	119,274	117,732	121,063	126,375
Trading portfolio (w/o loans)	34,742	37,226	42,736	43,869	42,992	43,515
Available-for-sale financial assets	10	15	15	12	14	14
Due from credit institutions*	20,622	10,283	14,096	8,957	11,543	8,711
Intangible assets and property and equipment	3,594	3,517	2,362	3,562	3,513	3,460
Other assets	27,404	28,006	28,955	32,497	29,617	32,046
Total assets/liabilities & shareholders' equity	196,832	189,786	207,438	206,628	208,742	214,121
Customer deposits*	71,111	73,743	76,540	75,915	75,935	76,287
Marketable debt securities*	36,598	34,435	35,453	42,806	42,514	44,776
Subordinated debt	7,452	8,290	8,201	7,831	7,691	7,364
Insurance liabilities	23,545	24,994	25,208	25,028	25,009	23,205
Due to credit institutions*	24,770	20,598	35,847	27,934	30,203	38,480
Other liabilities	31,797	26,185	24,660	25,533	25,238	22,186
Shareholders' equity	1,559	1,541	1,530	1,581	2,151	1,823
Off-balance-sheet funds	3,983	3,807	4,349	4,111	4,111	4,594
Mutual funds	3,983	3,807	4,349	4,111	4,111	4,594
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Customer funds under management	142,689	145,268	149,751	155,692	155,261	156,226
Total managed funds	200,815	193,592	211,788	210,739	212,853	218,714

(*).- Includes all stock of concept classified in the balance sheet

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Latin America
Million euros
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	2,520	1,761	759	43.1
Income from companies accounted for by the equity method	4	4	1	25.7
Net fees	1,269	927	342	36.9
Insurance activity	77	47	30	62.8
Commercial revenue	3,870	2,739	1,131	41.3
Gains (losses) on financial transactions	303	463	(161)	(34.6)
Gross operating income	4,173	3,202	971	30.3
Income from non-financial services (net) and other operating income	(51)	(41)	(10)	24.8
General administrative expenses	(1,840)	(1,553)	(287)	18.5
Personnel	(1,008)	(849)	(159)	18.7
Other administrative expenses	(832)	(704)	(128)	18.2
Depreciation and amortisation	(153)	(153)	(0)	0.2
Net operating income	2,129	1,455	673	46.3
Net loan loss provisions	(389)	(91)	(297)	326.0
Other income	(127)	(81)	(46)	57.0
Income before taxes	1,613	1,283	330	25.7
Income from ordinary activity	1,296	1,018	278	27.3
Net consolidated income	1,296	1,018	278	27.3
Attributable income to the Group	1,147	903	244	27.0

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	53,256	44,739	8,517	19.0
Trading portfolio (w/o loans)	24,682	19,931	4,751	23.8
Available-for-sale financial assets	16,523	15,664	859	5.5
Due from credit institutions*	24,787	23,031	1,756	7.6
Intangible assets and property and equipment	1,280	1,329	(49)	(3.7)
Other assets	15,196	13,372	1,825	13.6
Total assets/liabilities & shareholders' equity	135,725	118,067	17,659	15.0
Customer deposits*	65,681	59,831	5,850	9.8
Marketable debt securities*	6,264	4,391	1,873	42.7
Subordinated debt	1,565	840	725	86.3
Insurance liabilities	1,825	1,412	413	29.3
Due to credit institutions*	37,397	30,516	6,881	22.5
Other liabilities	14,778	12,505	2,273	18.2
Shareholders' equity	8,215	8,572	(357)	(4.2)
Off-balance-sheet funds	50,837	42,062	8,775	20.9
Mutual funds	24,363	20,237	4,126	20.4
Pension funds	17,449	16,205	1,244	7.7
Managed portfolios	9,025	5,620	3,405	60.6
Customer funds under management	126,173	108,537	17,636	16.2
Total managed funds	186,563	160,129	26,434	16.5

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	25.69	23.93	1.76 p.
Efficiency ratio	46.61	52.39	(5.78 p.)
NPL ratio	1.77	2.09	(0.32 p.)
Coverage ratio	167.53	182.04	(14.51 p.)
Number of employees (direct & indirect)	65,380	60,527	4,853	8.0
Number of branches	4,201	4,011	190	4.7

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Latin America
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	849	912	1,029	1,185	1,230	1,290
Income from companies accounted for by the equity method	1	2	2	2	2	2
Net fees	438	489	561	596	645	623
Insurance activity	22	25	32	30	33	44
Commercial revenue	1,311	1,428	1,624	1,812	1,910	1,960
Gains (losses) on financial transactions	193	270	182	116	197	106
Gross operating income	1,504	1,698	1,806	1,929	2,107	2,065
Income from non-financial services (net) and other operating income	(20)	(21)	(30)	(21)	(25)	(26)
General administrative expenses	(739)	(814)	(872)	(961)	(925)	(915)
Personnel	(407)	(442)	(469)	(506)	(504)	(503)
Other administrative expenses	(332)	(372)	(403)	(455)	(421)	(411)
Depreciation and amortisation	(75)	(78)	(88)	(98)	(76)	(77)
Net operating income	671	785	817	849	1,081	1,048
Net loan loss provisions	(59)	(32)	(79)	(125)	(184)	(205)
Other income	(35)	(46)	(92)	(180)	(5)	(122)
Income before taxes	576	707	646	543	892	721
Income from ordinary activity	474	543	512	480	694	602
Net consolidated income	474	543	512	480	694	602
Attributable income to the Group	420	483	454	423	618	529

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	38,406	44,739	48,221	52,919	53,530	53,256
Trading portfolio (w/o loans)	17,074	19,931	22,820	25,844	25,209	24,682
Available-for-sale financial assets	14,526	15,664	16,932	16,308	16,087	16,523
Due from credit institutions*	21,503	23,031	27,977	24,436	27,421	24,787
Intangible assets and property and equipment	1,168	1,329	1,373	1,392	1,364	1,280
Other assets	11,530	13,372	14,405	17,194	18,844	15,196
Total assets/liabilities & shareholders' equity	104,207	118,067	131,727	138,093	142,455	135,725
Customer deposits*	50,237	59,831	63,465	65,706	66,929	65,681
Marketable debt securities*	5,583	4,391	5,338	6,213	6,337	6,264
Subordinated debt	775	840	1,268	1,130	1,077	1,565
Insurance liabilities	1,158	1,412	1,594	1,737	1,837	1,825
Due to credit institutions*	28,968	30,516	37,514	42,208	42,047	37,397
Other liabilities	9,852	12,505	14,296	13,033	14,751	14,778
Shareholders' equity	7,635	8,572	8,253	8,066	9,479	8,215
Off-balance-sheet funds	36,713	42,062	48,491	49,705	53,014	50,837
Mutual funds	16,765	20,237	21,878	22,497	24,885	24,363
Pension funds	14,294	16,205	18,096	18,695	19,110	17,449
Managed portfolios	5,654	5,620	8,517	8,514	9,018	9,025
Customer funds under management	94,466	108,537	120,156	124,492	129,193	126,173
Total managed funds	140,920	160,129	180,219	187,799	195,469	186,563

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.64	2.09	1.90	1.82	1.71	1.77
NPL coverage	160.86	182.04	185.01	186.50	183.37	167.53
Risk-weighted assets	47,086	56,025	56,109	62,972	66,242	63,784

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Latin America
Million dollars
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	3,095	2,263	832	36.8
Income from companies accounted for by the equity method	5	5	1	20.2
Net fees	1,558	1,191	368	30.9
Insurance activity	95	61	34	55.7
Commercial revenue	4,754	3,519	1,235	35.1
Gains (losses) on financial transactions	372	595	(223)	(37.5)
Gross operating income	5,126	4,114	1,012	24.6
Income from non-financial services (net) and other operating income	(63)	(53)	(10)	19.3
General administrative expenses	(2,260)	(1,995)	(265)	13.3
Personnel	(1,238)	(1,090)	(147)	13.5
Other administrative expenses	(1,022)	(905)	(117)	13.0
Depreciation and amortisation	(188)	(196)	8	(4.2)
Net operating income	2,615	1,870	745	39.8
Net loan loss provisions	(477)	(117)	(360)	307.3
Other income	(157)	(104)	(52)	50.1
Income before taxes	1,981	1,648	333	20.2
Income from ordinary activity	1,592	1,308	284	21.7
Net consolidated income	1,592	1,308	284	21.7
Attributable income to the Group	1,409	1,160	249	21.4

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	67,705	54,099	13,606	25.2
Trading portfolio (w/o loans)	31,378	24,101	7,277	30.2
Available-for-sale financial assets	21,006	18,941	2,065	10.9
Due from credit institutions*	31,512	27,849	3,663	13.2
Intangible assets and property and equipment	1,627	1,608	20	1.2
Other assets	19,319	16,169	3,150	19.5
Total assets/liabilities & shareholders' equity	172,548	142,766	29,781	20.9
Customer deposits*	83,501	72,348	11,152	15.4
Marketable debt securities*	7,964	5,309	2,654	50.0
Subordinated debt	1,989	1,016	974	95.9
Insurance liabilities	2,321	1,708	613	35.9
Due to credit institutions*	47,543	36,900	10,643	28.8
Other liabilities	18,787	15,121	3,666	24.2
Shareholders' equity	10,443	10,365	79	0.8
Off-balance-sheet funds	64,630	50,862	13,768	27.1
Mutual funds	30,973	24,471	6,502	26.6
Pension funds	22,183	19,595	2,587	13.2
Managed portfolios	11,474	6,796	4,678	68.8
Customer funds under management	160,404	131,243	29,161	22.2
Total managed funds	237,177	193,628	43,549	22.5

(*).- Includes all stock of concept classified in the balance sheet

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Latin America
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	1,113	1,149	1,258	1,423	1,478	1,617
Income from companies accounted for by the equity method	2	3	2	2	3	3
Net fees	575	616	686	714	776	783
Insurance activity	29	32	40	35	40	55
Commercial revenue	1,719	1,800	1,986	2,174	2,296	2,458
Gains (losses) on financial transactions	253	342	218	133	237	135
Gross operating income	1,972	2,142	2,205	2,307	2,533	2,593
Income from non-financial services (net) and other operating income	(26)	(27)	(37)	(25)	(30)	(33)
General administrative expenses	(969)	(1,027)	(1,064)	(1,151)	(1,112)	(1,148)
Personnel	(533)	(557)	(572)	(605)	(606)	(632)
Other administrative expenses	(435)	(469)	(492)	(546)	(506)	(516)
Depreciation and amortisation	(98)	(98)	(107)	(118)	(91)	(97)
Net operating income	879	991	997	1,014	1,299	1,316
Net loan loss provisions	(78)	(40)	(97)	(152)	(221)	(256)
Other income	(46)	(58)	(114)	(221)	(6)	(150)
Income before taxes	756	893	785	641	1,072	909
Income from ordinary activity	622	686	623	569	834	758
Net consolidated income	622	686	623	569	834	758
Attributable income to the Group	551	610	552	501	743	666

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	49,790	54,099	58,067	62,429	64,792	67,705
Trading portfolio (w/o loans)	22,134	24,101	27,480	30,488	30,513	31,378
Available-for-sale financial assets	18,832	18,941	20,390	19,239	19,472	21,006
Due from credit institutions*	27,877	27,849	33,690	28,827	33,190	31,512
Intangible assets and property and equipment	1,514	1,608	1,653	1,642	1,651	1,627
Other assets	14,947	16,169	17,347	20,284	22,809	19,319
Total assets/liabilities & shareholders' equity	135,094	142,766	158,626	162,909	172,428	172,548
Customer deposits*	65,127	72,348	76,424	77,513	81,010	83,501
Marketable debt securities*	7,238	5,309	6,428	7,330	7,671	7,964
Subordinated debt	1,005	1,016	1,527	1,333	1,303	1,989
Insurance liabilities	1,501	1,708	1,920	2,049	2,223	2,321
Due to credit institutions*	37,554	36,900	45,175	49,793	50,893	47,543
Other liabilities	12,771	15,121	17,215	15,375	17,854	18,787
Shareholders' equity	9,897	10,365	9,938	9,515	11,473	10,443
Off-balance-sheet funds	47,595	50,862	58,393	58,637	64,168	64,630
Mutual funds	21,734	24,471	26,346	26,539	30,121	30,973
Pension funds	18,531	19,595	21,791	22,054	23,131	22,183
Managed portfolios	7,330	6,796	10,256	10,044	10,916	11,474
Customer funds under management	122,466	131,243	144,692	146,863	156,375	160,404
Total managed funds	182,689	193,628	217,019	221,546	236,595	237,177

(*).- Includes all stock of concept classified in the balance sheet

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Latin America. Results
Million euros
	Gross operating income		Net operating income		Attributable income to the Group
	Jan.-Jun. 06	Var. (%)	Jan.-Jun. 06	Var. (%)	Jan.-Jun. 06	Var. (%)

Brazil	1,592	30.6	806	45.8	355	11.9
Mexico	985	35.1	509	66.5	277	45.9
Chile	697	38.4	411	48.6	237	51.4
Puerto Rico	151	12.0	52	6.7	16	(39.2)
Venezuela	226	12.4	112	13.9	86	22.8
Colombia	45	(18.4)	6	(73.7)	12	(46.5)
Argentina	245	38.0	121	55.5	73	90.3
Rest	98	24.9	32	100.4	20	(31.4)
Subtotal	4,039	30.4	2,048	46.6	1,075	26.6
Santander Private Banking	134	29.1	81	39.4	72	34.0
Total	4,173	30.3	2,129	46.3	1,147	27.0

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Latin America. Results
Million dollars
	Gross operating income		Net operating income		Attributable income to the Group
	Jan.-Jun. 06	Var. (%)	Jan.-Jun. 06	Var. (%)	Jan.-Jun. 06	Var. (%)

Brazil	1,956	24.8	990	39.4	436	7.0
Mexico	1,210	29.2	625	59.1	340	39.5
Chile	856	32.4	504	42.1	291	44.7
Puerto Rico	185	7.1	64	2.0	20	(41.8)
Venezuela	278	7.5	137	8.9	105	17.4
Colombia	55	(22.0)	7	(74.9)	15	(48.9)
Argentina	300	31.9	148	48.7	89	81.9
Rest	120	19.4	39	91.6	24	(34.4)
Subtotal	4,961	24.6	2,515	40.1	1,320	21.0
Santander Private Banking	165	23.4	100	33.3	88	28.1
Total	5,126	24.6	2,615	39.8	1,409	21.4

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Brazil
Million euros
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	918	576	341	59.2
Income from companies accounted for by the equity method	1	1	1	113.1
Net fees	471	303	168	55.4
Insurance activity	25	15	10	65.8
Commercial revenue	1,415	895	520	58.1
Gains (losses) on financial transactions	177	324	(147)	(45.3)
Gross operating income	1,592	1,219	373	30.6
Income from non-financial services (net) and other operating income	8	1	7	737.9
General administrative expenses	(738)	(597)	(141)	23.5
Personnel	(391)	(320)	(71)	22.2
Other administrative expenses	(347)	(277)	(70)	25.1
Depreciation and amortisation	(56)	(70)	14	(20.0)
Net operating income	806	553	253	45.8
Net loan loss provisions	(219)	(54)	(165)	306.4
Other income	(69)	(7)	(62)	935.6
Income before taxes	518	492	26	5.2
Income from ordinary activity	361	324	37	11.4
Net consolidated income	361	324	37	11.4
Attributable income to the Group	355	317	38	11.9

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	11,222	8,356	2,866	34.3
Trading portfolio (w/o loans)	5,756	3,184	2,572	80.8
Available-for-sale financial assets	5,851	5,752	99	1.7
Due from credit institutions*	7,663	7,203	460	6.4
Intangible assets and property and equipment	376	433	(57)	(13.1)
Other assets	6,876	5,141	1,735	33.7
Total assets/liabilities & shareholders' equity	37,744	30,070	7,674	25.5
Customer deposits*	11,244	9,427	1,817	19.3
Marketable debt securities*	1,058	550	508	92.2
Subordinated debt	936	—	936	—
Insurance liabilities	1,207	884	323	36.5
Due to credit institutions*	13,769	10,120	3,649	36.1
Other liabilities	6,943	6,274	669	10.7
Shareholders' equity	2,588	2,815	(227)	(8.1)
Off-balance-sheet funds	13,376	10,411	2,965	28.5
Mutual funds	12,759	9,912	2,847	28.7
Pension funds	—	—	—	—
Managed portfolios	617	499	118	23.7
Customer funds under management	27,820	21,272	6,548	30.8
Total managed funds	51,120	40,481	10,639	26.3

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	25.84	25.17	0.67 p.
Efficiency ratio	47.09	52.73	(5.64 p.)
NPL ratio	3.06	2.89	0.17 p.
Coverage ratio	109.28	164.62	(55.34 p.)
Number of employees (direct & indirect)	21,080	21,433	(353)	(1.6)
Number of branches	1,880	1,886	(6)	(0.3)

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Brazil
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	284	292	359	445	467	450
Income from companies accounted for by the equity method	0	0	0	1	1	0
Net fees	139	164	199	214	239	232
Insurance activity	10	5	13	15	8	16
Commercial revenue	433	462	571	676	715	699
Gains (losses) on financial transactions	95	230	121	109	89	88
Gross operating income	528	691	693	785	804	788
Income from non-financial services (net) and other operating income	2	(1)	(2)	2	3	5
General administrative expenses	(283)	(314)	(340)	(376)	(369)	(369)
Personnel	(156)	(164)	(185)	(197)	(197)	(195)
Other administrative expenses	(127)	(150)	(155)	(179)	(173)	(174)
Depreciation and amortisation	(35)	(34)	(42)	(46)	(29)	(27)
Net operating income	211	342	308	364	409	397
Net loan loss provisions	(33)	(21)	(39)	(72)	(102)	(117)
Other income	16	(23)	(41)	(150)	(0)	(69)
Income before taxes	194	299	228	142	307	211
Income from ordinary activity	138	186	154	125	201	160
Net consolidated income	138	186	154	125	201	160
Attributable income to the Group	135	182	151	123	198	157

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	6,273	8,356	9,559	10,667	11,211	11,222
Trading portfolio (w/o loans)	3,206	3,184	3,335	5,048	8,375	5,756
Available-for-sale financial assets	5,275	5,752	5,971	5,942	6,307	5,851
Due from credit institutions*	5,572	7,203	10,691	6,932	8,005	7,663
Intangible assets and property and equipment	354	433	462	364	379	376
Other assets	4,463	5,141	5,983	8,560	9,318	6,876
Total assets/liabilities & shareholders' equity	25,143	30,070	36,002	37,513	43,595	37,744
Customer deposits*	7,155	9,427	10,441	11,041	11,554	11,244
Marketable debt securities*	499	550	438	688	939	1,058
Subordinated debt	—	—	408	420	404	936
Insurance liabilities	684	884	1,010	1,124	1,209	1,207
Due to credit institutions*	9,827	10,120	14,052	16,036	19,648	13,769
Other liabilities	4,622	6,274	7,015	6,062	6,911	6,943
Shareholders' equity	2,356	2,815	2,637	2,142	2,930	2,588
Off-balance-sheet funds	8,083	10,411	11,381	11,728	13,070	13,376
Mutual funds	7,681	9,912	10,815	11,151	12,456	12,759
Pension funds	—	—	—	—	—	—
Managed portfolios	403	499	565	577	614	617
Customer funds under management	16,421	21,272	23,678	25,001	27,177	27,820
Total managed funds	33,226	40,481	47,382	49,241	56,665	51,120

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.70	2.89	2.92	2.88	2.76	3.06
NPL coverage	188.11	164.62	147.80	138.52	126.24	109.28
Risk-weighted assets	10,025	14,186	13,606	14,979	16,811	15,303

Spread (Retail Banking)	17.49	17.06	17.83	18.33	20.17	19.84
Spread loans	14.68	14.15	15.12	15.87	17.71	17.78
Spread deposits	2.81	2.91	2.71	2.46	2.46	2.06

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Brazil
Million dollars

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	1,127	740	387	52.2
Income from companies accounted for by the equity method	2	1	1	103.7
Net fees	579	390	189	48.6
Insurance activity	30	19	11	58.5
Commercial revenue	1,738	1,150	588	51.1
Gains (losses) on financial transactions	218	417	(199)	(47.7)
Gross operating income	1,956	1,567	389	24.8
Income from non-financial services (net) and other operating income	10	1	9	701.1
General administrative expenses	(907)	(768)	(139)	18.1
Personnel	(480)	(411)	(69)	16.9
Other administrative expenses	(426)	(356)	(70)	19.6
Depreciation and amortisation	(69)	(90)	21	(23.5)
Net operating income	990	711	280	39.4
Net loan loss provisions	(270)	(69)	(200)	288.5
Other income	(84)	(9)	(76)	890.0
Income before taxes	637	633	4	0.6
Income from ordinary activity	443	416	27	6.5
Net consolidated income	443	416	27	6.5
Attributable income to the Group	436	408	29	7.0

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	14,266	10,104	4,162	41.2
Trading portfolio (w/o loans)	7,318	3,851	3,467	90.0
Available-for-sale financial assets	7,438	6,956	483	6.9
Due from credit institutions*	9,742	8,710	1,032	11.8
Intangible assets and property and equipment	478	524	(45)	(8.7)
Other assets	8,742	6,217	2,525	40.6
Total assets/liabilities & shareholders' equity	47,984	36,361	11,623	32.0
Customer deposits*	14,294	11,399	2,896	25.4
Marketable debt securities*	1,345	666	679	102.1
Subordinated debt	1,190	—	1,190	—
Insurance liabilities	1,534	1,069	465	43.6
Due to credit institutions*	17,504	12,237	5,267	43.0
Other liabilities	8,826	7,586	1,240	16.3
Shareholders' equity	3,291	3,404	(114)	(3.3)
Off-balance-sheet funds	17,005	12,589	4,416	35.1
Mutual funds	16,220	11,986	4,235	35.3
Pension funds	—	—	—	—
Managed portfolios	784	603	181	30.0
Customer funds under management	35,368	25,722	9,646	37.5
Total managed funds	64,989	48,949	16,039	32.8

(*).- Includes all stock of concept classified in the balance sheet

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Brazil
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	373	368	440	537	562	566
Income from companies accounted for by the equity method	0	1	0	1	1	1
Net fees	183	207	244	258	287	292
Insurance activity	13	6	16	18	10	20
Commercial revenue	568	582	700	813	860	878
Gains (losses) on financial transactions	124	292	146	128	107	111
Gross operating income	692	874	846	941	967	989
Income from non-financial services (net) and other operating income	2	(1)	(2)	2	4	6
General administrative expenses	(371)	(396)	(416)	(451)	(444)	(462)
Personnel	(205)	(206)	(226)	(236)	(236)	(244)
Other administrative expenses	(167)	(190)	(189)	(215)	(208)	(218)
Depreciation and amortisation	(47)	(43)	(52)	(55)	(34)	(34)
Net operating income	276	434	376	437	492	498
Net loan loss provisions	(43)	(26)	(48)	(88)	(123)	(147)
Other income	21	(29)	(52)	(186)	(0)	(84)
Income before taxes	254	379	276	164	369	267
Income from ordinary activity	180	236	187	147	242	201
Net consolidated income	180	236	187	147	242	201
Attributable income to the Group	177	231	183	144	238	198

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	8,132	10,104	11,511	12,584	13,570	14,266
Trading portfolio (w/o loans)	4,156	3,851	4,016	5,955	10,137	7,318
Available-for-sale financial assets	6,839	6,956	7,191	7,010	7,634	7,438
Due from credit institutions*	7,224	8,710	12,874	8,178	9,690	9,742
Intangible assets and property and equipment	459	524	557	430	458	478
Other assets	5,785	6,217	7,205	10,099	11,278	8,742
Total assets/liabilities & shareholders' equity	32,595	36,361	43,353	44,255	52,768	47,984
Customer deposits*	9,276	11,399	12,573	13,026	13,985	14,294
Marketable debt securities*	647	666	527	812	1,137	1,345
Subordinated debt	—	—	491	495	489	1,190
Insurance liabilities	887	1,069	1,217	1,326	1,463	1,534
Due to credit institutions*	12,739	12,237	16,922	18,918	23,782	17,504
Other liabilities	5,992	7,586	8,448	7,152	8,365	8,826
Shareholders' equity	3,054	3,404	3,175	2,527	3,547	3,291
Off-balance-sheet funds	10,479	12,589	13,704	13,835	15,820	17,005
Mutual funds	9,957	11,986	13,024	13,154	15,077	16,220
Pension funds	—	—	—	—	—	—
Managed portfolios	522	603	681	681	743	784
Customer funds under management	21,289	25,722	28,513	29,494	32,895	35,368
Total managed funds	43,074	48,949	57,058	58,090	68,588	64,989

(*).- Includes all stock of concept classified in the balance sheet

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Brazil
Million brazilian real

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	2,468	1,898	570	30.1
Income from companies accounted for by the equity method	3	2	1	74.0
Net fees	1,268	999	269	26.9
Insurance activity	66	49	17	35.4
Commercial revenue	3,805	2,947	858	29.1
Gains (losses) on financial transactions	477	1,068	(591)	(55.3)
Gross operating income	4,282	4,015	267	6.7
Income from non-financial services (net) and other operating income	22	3	19	584.4
General administrative expenses	(1,985)	(1,967)	(18)	0.9
Personnel	(1,052)	(1,054)	2	(0.2)
Other administrative expenses	(933)	(913)	(20)	2.1
Depreciation and amortisation	(150)	(230)	80	(34.7)
Net operating income	2,169	1,821	347	19.1
Net loan loss provisions	(590)	(178)	(412)	231.9
Other income	(185)	(22)	(163)	745.8
Income before taxes	1,394	1,622	(228)	(14.0)
Income from ordinary activity	971	1,067	(96)	(9.0)
Net consolidated income	971	1,067	(96)	(9.0)
Attributable income to the Group	956	1,045	(90)	(8.6)

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	30,858	23,690	7,168	30.3
Trading portfolio (w/o loans)	15,828	9,028	6,800	75.3
Available-for-sale financial assets	16,089	16,308	(219)	(1.3)
Due from credit institutions*	21,071	20,421	650	3.2
Intangible assets and property and equipment	1,034	1,227	(193)	(15.7)
Other assets	18,908	14,576	4,333	29.7
Total assets/liabilities & shareholders' equity	103,789	85,251	18,539	21.7
Customer deposits*	30,919	26,726	4,193	15.7
Marketable debt securities*	2,909	1,560	1,349	86.4
Subordinated debt	2,573	—	2,573	—
Insurance liabilities	3,318	2,506	813	32.4
Due to credit institutions*	37,862	28,691	9,170	32.0
Other liabilities	19,091	17,786	1,305	7.3
Shareholders' equity	7,118	7,982	(864)	(10.8)
Off-balance-sheet funds	36,781	29,515	7,266	24.6
Mutual funds	35,084	28,101	6,983	24.8
Pension funds	—	—	—	—
Managed portfolios	1,697	1,414	282	20.0
Customer funds under management	76,500	60,307	16,193	26.9
Total managed funds	140,570	114,766	25,804	22.5

(*).- Includes all stock of concept classified in the balance sheet

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Brazil
Million brazilian real

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	993	905	1,029	1,225	1,231	1,237
Income from companies accounted for by the equity method	0	2	1	2	2	1
Net fees	487	512	573	583	630	638
Insurance activity	33	15	38	42	22	44
Commercial revenue	1,513	1,434	1,642	1,852	1,885	1,920
Gains (losses) on financial transactions	331	737	327	274	234	243
Gross operating income	1,844	2,171	1,969	2,126	2,119	2,163
Income from non-financial services (net) and other operating income	6	(2)	(6)	5	8	13
General administrative expenses	(990)	(978)	(967)	(1,017)	(974)	(1,011)
Personnel	(546)	(508)	(528)	(532)	(518)	(534)
Other administrative expenses	(444)	(470)	(440)	(485)	(456)	(477)
Depreciation and amortisation	(124)	(106)	(121)	(124)	(75)	(75)
Net operating income	736	1,085	875	989	1,079	1,090
Net loan loss provisions	(115)	(63)	(114)	(205)	(269)	(321)
Other income	56	(78)	(129)	(445)	(0)	(185)
Income before taxes	677	945	632	339	810	585
Income from ordinary activity	481	586	428	317	531	440
Net consolidated income	481	586	428	317	531	440
Attributable income to the Group	471	574	420	311	522	434

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	21,761	23,690	25,550	29,278	29,664	30,858
Trading portfolio (w/o loans)	11,122	9,028	8,914	13,853	22,161	15,828
Available-for-sale financial assets	18,301	16,308	15,960	16,308	16,688	16,089
Due from credit institutions*	19,330	20,421	28,573	19,026	21,182	21,071
Intangible assets and property and equipment	1,228	1,227	1,236	999	1,002	1,034
Other assets	15,481	14,576	15,991	23,494	24,654	18,908
Total assets/liabilities & shareholders' equity	87,224	85,251	96,223	102,958	115,350	103,789
Customer deposits*	24,822	26,726	27,907	30,304	30,571	30,919
Marketable debt securities*	1,732	1,560	1,170	1,889	2,486	2,909
Subordinated debt	—	—	1,090	1,152	1,070	2,573
Insurance liabilities	2,372	2,506	2,701	3,084	3,198	3,318
Due to credit institutions*	34,090	28,691	37,558	44,012	51,987	37,862
Other liabilities	16,034	17,786	18,750	16,638	18,285	19,091
Shareholders' equity	8,173	7,982	7,048	5,878	7,754	7,118
Off-balance-sheet funds	28,042	29,515	30,417	32,188	34,582	36,781
Mutual funds	26,646	28,101	28,907	30,603	32,957	35,084
Pension funds	—	—	—	—	—	—
Managed portfolios	1,397	1,414	1,511	1,585	1,625	1,697
Customer funds under management	56,969	60,307	63,284	68,618	71,907	76,500
Total managed funds	115,266	114,766	126,640	135,146	149,933	140,570

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million euros
			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	687	477	209	43.8
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	268	223	45	20.1
Insurance activity	12	9	3	34.4
Commercial revenue	967	710	257	36.2
Gains (losses) on financial transactions	18	19	(1)	(4.3)
Gross operating income	985	729	256	35.1
Income from non-financial services (net) and other operating income	(37)	(32)	(5)	17.1
General administrative expenses	(406)	(363)	(44)	12.0
Personnel	(207)	(182)	(25)	13.7
Other administrative expenses	(199)	(180)	(19)	10.4
Depreciation and amortisation	(32)	(29)	(4)	13.4
Net operating income	509	306	203	66.5
Net loan loss provisions	(69)	(25)	(44)	175.7
Other income	(13)	(9)	(4)	39.3
Income before taxes	428	272	156	57.4
Income from ordinary activity	365	261	104	39.9
Net consolidated income	365	261	104	39.9
Attributable income to the Group	277	189	87	45.9

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	12,939	12,235	705	5.8
Trading portfolio (w/o loans)	15,844	14,015	1,829	13.0
Available-for-sale financial assets	5,616	4,831	785	16.2
Due from credit institutions*	7,241	7,697	(457)	(5.9)
Intangible assets and property and equipment	291	311	(19)	(6.2)
Other assets	4,054	3,429	625	18.2
Total assets/liabilities & shareholders' equity	45,985	42,518	3,467	8.2
Customer deposits*	23,172	22,283	889	4.0
Marketable debt securities*	2,580	1,342	1,237	92.2
Subordinated debt	60	62	(3)	(4.7)
Insurance liabilities	70	54	16	29.3
Due to credit institutions*	13,623	14,050	(426)	(3.0)
Other liabilities	4,280	2,811	1,469	52.3
Shareholders' equity	2,200	1,915	285	14.9
Off-balance-sheet funds	10,120	8,795	1,324	15.1
Mutual funds	7,138	5,602	1,536	27.4
Pension funds	2,982	3,194	(212)	(6.6)
Managed portfolios	—	—	—	—
Customer funds under management	36,002	32,538	3,464	10.6
Total managed funds	56,105	51,313	4,792	9.3

 (*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.13	22.09	2.04 p.
Efficiency ratio	44.31	53.46	(9.15 p.)
NPL ratio	0.89	0.89	—
Coverage ratio	251.48	286.56	(35.08 p.)
Number of employees (direct & indirect)	14,379	12,770	1,609	12.6
Number of branches	1,017	1,013	4	0.4

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Mexico
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	243	235	261	288	342	345
Income from companies accounted for by the equity method	0	—	—	—	—	—
Net fees	104	119	118	126	139	129
Insurance activity	2	7	5	3	6	7
Commercial revenue	349	361	383	417	487	480
Gains (losses) on financial transactions	12	8	33	11	26	(7)
Gross operating income	361	368	416	427	512	473
Income from non-financial services (net) and other operating income	(15)	(16)	(19)	(13)	(17)	(20)
General administrative expenses	(171)	(191)	(199)	(225)	(211)	(195)
Personnel	(87)	(95)	(95)	(98)	(108)	(100)
Other administrative expenses	(84)	(96)	(105)	(127)	(103)	(96)
Depreciation and amortisation	(14)	(15)	(16)	(21)	(17)	(16)
Net operating income	161	145	182	168	267	242
Net loan loss provisions	(13)	(12)	(9)	(15)	(30)	(39)
Other income	(10)	1	(28)	(18)	(12)	(1)
Income before taxes	138	134	145	135	225	202
Income from ordinary activity	135	126	127	128	188	177
Net consolidated income	135	126	127	128	188	177
Attributable income to the Group	100	90	93	94	142	135

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	10,710	12,235	12,750	13,238	13,153	12,939
Trading portfolio (w/o loans)	11,744	14,015	16,773	18,089	14,138	15,844
Available-for-sale financial assets	4,341	4,831	5,555	4,750	4,399	5,616
Due from credit institutions*	6,528	7,697	7,882	7,442	7,897	7,241
Intangible assets and property and equipment	284	311	318	338	315	291
Other assets	3,281	3,429	4,134	4,168	5,464	4,054
Total assets/liabilities & shareholders' equity	36,888	42,518	47,412	48,025	45,368	45,985
Customer deposits*	18,543	22,283	22,513	23,310	23,818	23,172
Marketable debt securities*	2,494	1,342	2,357	2,657	2,742	2,580
Subordinated debt	58	62	63	64	62	60
Insurance liabilities	47	54	60	67	70	70
Due to credit institutions*	11,550	14,050	16,787	16,585	11,982	13,623
Other liabilities	2,495	2,811	3,666	3,270	4,327	4,280
Shareholders' equity	1,701	1,915	1,966	2,071	2,366	2,200
Off-balance-sheet funds	7,414	8,795	9,383	10,088	10,942	10,120
Mutual funds	4,627	5,602	6,180	6,708	7,662	7,138
Pension funds	2,787	3,194	3,203	3,381	3,280	2,982
Managed portfolios	—	—	—	—	—	—
Customer funds under management	28,556	32,538	34,376	36,187	37,635	36,002
Total managed funds	44,303	51,313	56,795	58,113	56,310	56,105

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.89	0.89	0.85	0.89	0.69	0.89
NPL coverage	290.07	286.56	280.50	273.43	335.91	251.48
Risk-weighted assets	10,143	12,453	11,237	13,621	13,017	12,778

Spread (Retail Banking)	10.87	11.30	11.06	11.19	11.19	11.85
Spread loans	6.85	7.40	7.34	7.62	7.94	8.87
Spread deposits	4.02	3.90	3.72	3.57	3.25	2.98

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Mexico
Million dollars

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	843	613	230	37.5
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	329	287	42	14.8
Insurance activity	15	12	3	28.5
Commercial revenue	1,188	912	276	30.2
Gains (losses) on financial transactions	23	25	(2)	(8.5)
Gross operating income	1,210	937	274	29.2
Income from non-financial services (net) and other operating income	(46)	(41)	(5)	12.0
General administrative expenses	(499)	(466)	(33)	7.1
Personnel	(255)	(234)	(20)	8.7
Other administrative expenses	(244)	(231)	(13)	5.5
Depreciation and amortisation	(40)	(37)	(3)	8.4
Net operating income	625	393	232	59.1
Net loan loss provisions	(84)	(32)	(52)	163.6
Other income	(16)	(12)	(4)	33.2
Income before taxes	525	349	176	50.4
Income from ordinary activity	448	335	113	33.8
Net consolidated income	448	335	113	33.8
Attributable income to the Group	340	243	96	39.5

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	16,450	14,794	1,656	11.2
Trading portfolio (w/o loans)	20,142	16,947	3,195	18.9
Available-for-sale financial assets	7,139	5,842	1,298	22.2
Due from credit institutions*	9,205	9,308	(103)	(1.1)
Intangible assets and property and equipment	370	376	(5)	(1.4)
Other assets	5,154	4,147	1,008	24.3
Total assets/liabilities & shareholders' equity	58,461	51,413	7,048	13.7
Customer deposits*	29,459	26,945	2,514	9.3
Marketable debt securities*	3,280	1,623	1,657	102.1
Subordinated debt	76	76	0	0.2
Insurance liabilities	89	66	24	35.9
Due to credit institutions*	17,319	16,989	330	1.9
Other liabilities	5,442	3,399	2,043	60.1
Shareholders' equity	2,797	2,316	481	20.8
Off-balance-sheet funds	12,865	10,635	2,230	21.0
Mutual funds	9,074	6,773	2,301	34.0
Pension funds	3,791	3,862	(71)	(1.8)
Managed portfolios	—	—	—	—
Customer funds under management	45,769	39,344	6,424	16.3
Total managed funds	71,326	62,048	9,278	15.0

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	318	295	318	345	411	432
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—
Net fees	137	150	143	150	167	162
Insurance activity	3	9	6	3	7	8
Commercial revenue	458	454	467	498	585	603
Gains (losses) on financial transactions	15	10	41	12	31	(8)
Gross operating income	473	464	508	510	616	595
Income from non-financial services (net) and other operating income	(20)	(21)	(23)	(15)	(21)	(25)
General administrative expenses	(224)	(241)	(243)	(270)	(253)	(246)
Personnel	(114)	(120)	(115)	(117)	(129)	(125)
Other administrative expenses	(110)	(122)	(128)	(153)	(124)	(120)
Depreciation and amortisation	(18)	(19)	(20)	(25)	(20)	(20)
Net operating income	211	182	222	200	321	304
Net loan loss provisions	(16)	(16)	(11)	(18)	(36)	(48)
Other income	(13)	1	(35)	(22)	(14)	(1)
Income before taxes	181	168	177	161	271	254
Income from ordinary activity	176	159	154	152	226	222
Net consolidated income	176	159	154	152	226	222
Attributable income to the Group	131	113	113	111	170	169

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	13,885	14,794	15,353	15,616	15,921	16,450
Trading portfolio (w/o loans)	15,225	16,947	20,198	21,340	17,113	20,142
Available-for-sale financial assets	5,627	5,842	6,689	5,603	5,325	7,139
Due from credit institutions*	8,463	9,308	9,492	8,780	9,559	9,205
Intangible assets and property and equipment	368	376	383	399	382	370
Other assets	4,254	4,147	4,979	4,917	6,614	5,154
Total assets/liabilities & shareholders' equity	47,822	51,413	57,093	56,655	54,913	58,461
Customer deposits*	24,040	26,945	27,110	27,499	28,830	29,459
Marketable debt securities*	3,234	1,623	2,839	3,135	3,319	3,280
Subordinated debt	75	76	76	75	75	76
Insurance liabilities	61	66	72	79	85	89
Due to credit institutions*	14,973	16,989	20,214	19,566	14,503	17,319
Other liabilities	3,235	3,399	4,415	3,858	5,237	5,442
Shareholders' equity	2,206	2,316	2,368	2,443	2,863	2,797
Off-balance-sheet funds	9,612	10,635	11,300	11,901	13,244	12,865
Mutual funds	5,999	6,773	7,442	7,913	9,275	9,074
Pension funds	3,613	3,862	3,857	3,988	3,970	3,791
Managed portfolios	—	—	—	—	—	—
Customer funds under management	37,020	39,344	41,396	42,690	45,553	45,769
Total managed funds	57,434	62,048	68,393	68,556	68,157	71,326

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million new mexican peso

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	9,168	6,788	2,380	35.1
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	3,576	3,172	404	12.7
Insurance activity	165	131	34	26.2
Commercial revenue	12,909	10,091	2,818	27.9
Gains (losses) on financial transactions	247	275	(28)	(10.1)
Gross operating income	13,156	10,366	2,790	26.9
Income from non-financial services (net) and other operating income	(499)	(454)	(45)	10.0
General administrative expenses	(5,424)	(5,155)	(269)	5.2
Personnel	(2,770)	(2,594)	(176)	6.8
Other administrative expenses	(2,654)	(2,561)	(93)	3.6
Depreciation and amortisation	(433)	(407)	(26)	6.5
Net operating income	6,800	4,350	2,450	56.3
Net loan loss provisions	(918)	(354)	(563)	158.9
Other income	(173)	(132)	(41)	30.8
Income before taxes	5,709	3,863	1,846	47.8
Income from ordinary activity	4,873	3,709	1,164	31.4
Net consolidated income	4,873	3,709	1,164	31.4
Attributable income to the Group	3,692	2,694	998	37.1

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	185,463	159,236	26,226	16.5
Trading portfolio (w/o loans)	227,090	182,410	44,681	24.5
Available-for-sale financial assets	80,493	62,877	17,616	28.0
Due from credit institutions*	103,785	100,184	3,600	3.6
Intangible assets and property and equipment	4,175	4,043	131	3.3
Other assets	58,113	44,632	13,481	30.2
Total assets/liabilities & shareholders' equity	659,119	553,383	105,736	19.1
Customer deposits*	332,135	290,021	42,114	14.5
Marketable debt securities*	36,976	17,470	19,506	111.7
Subordinated debt	853	813	40	4.9
Insurance liabilities	1,008	708	300	42.4
Due to credit institutions*	195,265	182,858	12,407	6.8
Other liabilities	61,352	36,587	24,765	67.7
Shareholders' equity	31,531	24,926	6,604	26.5
Off-balance-sheet funds	145,048	114,473	30,575	26.7
Mutual funds	102,309	72,905	29,405	40.3
Pension funds	42,738	41,568	1,170	2.8
Managed portfolios	—	—	—	—
Customer funds under management	516,020	423,484	92,535	21.9
Total managed funds	804,167	667,855	136,311	20.4

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million new mexican peso

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	3,560	3,228	3,403	3,702	4,355	4,813
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—
Net fees	1,528	1,643	1,530	1,607	1,769	1,807
Insurance activity	30	101	60	35	75	91
Commercial revenue	5,119	4,972	4,992	5,344	6,199	6,711
Gains (losses) on financial transactions	171	104	447	129	327	(80)
Gross operating income	5,290	5,076	5,439	5,473	6,525	6,631
Income from non-financial services (net) and other operating income	(227)	(228)	(243)	(159)	(222)	(277)
General administrative expenses	(2,509)	(2,646)	(2,602)	(2,900)	(2,684)	(2,740)
Personnel	(1,280)	(1,314)	(1,233)	(1,255)	(1,372)	(1,398)
Other administrative expenses	(1,229)	(1,332)	(1,369)	(1,644)	(1,312)	(1,342)
Depreciation and amortisation	(199)	(208)	(210)	(268)	(214)	(219)
Net operating income	2,356	1,993	2,383	2,147	3,405	3,395
Net loan loss provisions	(183)	(171)	(115)	(193)	(381)	(536)
Other income	(148)	16	(377)	(235)	(153)	(19)
Income before taxes	2,025	1,839	1,891	1,720	2,870	2,839
Income from ordinary activity	1,972	1,737	1,647	1,628	2,397	2,477
Net consolidated income	1,972	1,737	1,647	1,628	2,397	2,477
Attributable income to the Group	1,462	1,232	1,207	1,191	1,805	1,887

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	155,519	159,236	165,436	166,588	174,052	185,463
Trading portfolio (w/o loans)	170,533	182,410	217,641	227,644	187,089	227,090
Available-for-sale financial assets	63,030	62,877	72,078	59,771	58,217	80,493
Due from credit institutions*	94,795	100,184	102,275	93,656	104,498	103,785
Intangible assets and property and equipment	4,119	4,043	4,122	4,255	4,173	4,175
Other assets	47,649	44,632	53,645	52,455	72,307	58,113
Total assets/liabilities & shareholders' equity	535,644	553,383	615,196	604,369	600,335	659,119
Customer deposits*	269,263	290,021	292,122	293,349	315,181	332,135
Marketable debt securities*	36,221	17,470	30,589	33,441	36,284	36,976
Subordinated debt	837	813	814	804	824	853
Insurance liabilities	678	708	775	847	929	1,008
Due to credit institutions*	167,709	182,858	217,816	208,717	158,555	195,265
Other liabilities	36,230	36,587	47,568	41,152	57,257	61,352
Shareholders' equity	24,706	24,926	25,513	26,059	31,305	31,531
Off-balance-sheet funds	107,658	114,473	121,756	126,957	144,795	145,048
Mutual funds	67,189	72,905	80,192	84,413	101,394	102,309
Pension funds	40,468	41,568	41,564	42,544	43,401	42,738
Managed portfolios	—	—	—	—	—	—
Customer funds under management	414,657	423,484	446,056	455,398	498,014	516,020
Total managed funds	643,302	667,855	736,953	731,325	745,131	804,167

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	460	337	123	36.6
Income from companies accounted for by the equity method	1	0	0	103.4
Net fees	169	114	55	48.4
Insurance activity	19	10	9	96.2
Commercial revenue	650	461	188	40.9
Gains (losses) on financial transactions	47	42	5	12.2
Gross operating income	697	504	194	38.4
Income from non-financial services (net) and other operating income	(6)	(1)	(5)	555.8
General administrative expenses	(249)	(204)	(44)	21.8
Personnel	(154)	(125)	(29)	22.9
Other administrative expenses	(94)	(79)	(16)	20.0
Depreciation and amortisation	(32)	(22)	(10)	43.3
Net operating income	411	276	134	48.6
Net loan loss provisions	(66)	(38)	(28)	73.3
Other income	(18)	(19)	1	(4.9)
Income before taxes	326	219	107	49.0
Income from ordinary activity	277	180	97	53.9
Net consolidated income	277	180	97	53.9
Attributable income to the Group	237	157	80	51.4

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	14,902	12,077	2,826	23.4
Trading portfolio (w/o loans)	1,076	1,609	(532)	(33.1)
Available-for-sale financial assets	1,197	1,177	20	1.7
Due from credit institutions*	3,656	2,311	1,345	58.2
Intangible assets and property and equipment	286	285	1	0.3
Other assets	1,828	2,548	(719)	(28.2)
Total assets/liabilities & shareholders' equity	22,945	20,006	2,939	14.7
Customer deposits*	13,224	11,363	1,861	16.4
Marketable debt securities*	1,618	1,518	100	6.6
Subordinated debt	570	777	(208)	(26.7)
Insurance liabilities	44	35	9	26.7
Due to credit institutions*	5,177	3,718	1,459	39.3
Other liabilities	916	1,309	(393)	(30.0)
Shareholders' equity	1,397	1,287	110	8.6
Off-balance-sheet funds	9,760	8,155	1,604	19.7
Mutual funds	2,795	2,193	602	27.5
Pension funds	6,965	5,963	1,002	16.8
Managed portfolios	—	—	—	—
Customer funds under management	25,215	21,848	3,367	15.4
Total managed funds	32,705	28,161	4,543	16.1

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	29.50	24.17	5.33 p.
Efficiency ratio	40.24	44.96	(4.72 p.)
NPL ratio	1.90	2.98	(1.08 p.)
Coverage ratio	174.22	141.12	33.10 p.
Number of employees (direct & indirect)	11,376	11,079	297	2.7
Number of branches	415	351	64	18.2

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Chile
Million euros

	Q1 ’05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	138	199	210	235	197	264
Income from companies accounted for by the equity method	0	0	0	0	0	0
Net fees	55	59	76	86	86	84
Insurance activity	4	5	7	7	8	11
Commercial revenue	198	264	293	328	291	359
Gains (losses) on financial transactions	34	8	1	(25)	42	6
Gross operating income	232	272	295	302	332	365
Income from non-financial services (net) and other operating income	(0)	(1)	(1)	(2)	(2)	(4)
General administrative expenses	(98)	(106)	(123)	(123)	(123)	(125)
Personnel	(57)	(68)	(72)	(75)	(74)	(80)
Other administrative expenses	(41)	(38)	(51)	(48)	(49)	(45)
Depreciation and amortisation	(11)	(11)	(14)	(13)	(13)	(19)
Net operating income	123	154	156	164	194	217
Net loan loss provisions	(21)	(17)	(29)	(36)	(36)	(30)
Other income	(2)	(17)	(5)	5	(1)	(18)
Income before taxes	99	120	122	133	157	169
Income from ordinary activity	81	99	102	115	132	145
Net consolidated income	81	99	102	115	132	145
Attributable income to the Group	71	86	84	97	114	123

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	10,539	12,077	13,710	14,967	15,253	14,902
Trading portfolio (w/o loans)	1,238	1,609	1,340	1,087	990	1,076
Available-for-sale financial assets	1,325	1,177	1,058	1,169	1,210	1,197
Due from credit institutions*	2,412	2,311	2,815	3,370	4,458	3,656
Intangible assets and property and equipment	257	285	313	352	318	286
Other assets	1,639	2,548	1,954	2,353	1,378	1,828
Total assets/liabilities & shareholders' equity	17,409	20,006	21,191	23,298	23,606	22,945
Customer deposits*	9,658	11,363	12,326	13,186	13,261	13,224
Marketable debt securities*	1,605	1,518	1,519	1,701	1,603	1,618
Subordinated debt	718	777	798	647	610	570
Insurance liabilities	30	35	41	46	47	44
Due to credit institutions*	3,162	3,718	3,782	4,838	5,288	5,177
Other liabilities	847	1,309	1,295	1,355	1,016	916
Shareholders' equity	1,390	1,287	1,431	1,525	1,781	1,397
Off-balance-sheet funds	7,165	8,155	9,844	10,038	10,509	9,760
Mutual funds	1,926	2,193	2,922	2,684	2,941	2,795
Pension funds	5,239	5,963	6,922	7,354	7,568	6,965
Managed portfolios	—	—	—	—	—	—
Customer funds under management	19,175	21,848	24,527	25,618	26,030	25,215
Total managed funds	24,575	28,161	31,035	33,335	34,115	32,705

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	3.42	2.98	2.45	2.31	2.15	1.90
NPL coverage	130.95	141.12	160.75	165.57	165.07	174.22
Risk-weighted assets	10,460	11,858	12,997	13,730	14,403	13,232

Spread (Retail Banking)	5.79	6.01	5.87	5.45	5.71	5.70
Spread loans	4.73	5.01	4.89	4.50	4.68	4.56
Spread deposits	1.06	1.00	0.98	0.95	1.03	1.14

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Chile
Million dollars

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	565	433	132	30.6
Income from companies accounted for by the equity method	1	1	0	94.5
Net fees	208	147	61	41.9
Insurance activity	24	13	11	87.6
Commercial revenue	798	593	205	34.7
Gains (losses) on financial transactions	58	54	4	7.2
Gross operating income	856	647	209	32.4
Income from non-financial services (net) and other operating income	(8)	(1)	(6)	527.0
General administrative expenses	(305)	(262)	(43)	16.4
Personnel	(189)	(161)	(28)	17.5
Other administrative expenses	(116)	(101)	(15)	14.7
Depreciation and amortisation	(39)	(29)	(11)	37.0
Net operating income	504	355	149	42.1
Net loan loss provisions	(81)	(49)	(32)	65.7
Other income	(23)	(25)	2	(9.1)
Income before taxes	401	281	120	42.5
Income from ordinary activity	341	231	109	47.1
Net consolidated income	341	231	109	47.1
Attributable income to the Group	291	201	90	44.7

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	18,945	14,603	4,342	29.7
Trading portfolio (w/o loans)	1,368	1,945	(577)	(29.7)
Available-for-sale financial assets	1,521	1,423	98	6.9
Due from credit institutions*	4,648	2,795	1,853	66.3
Intangible assets and property and equipment	363	345	19	5.5
Other assets	2,324	3,081	(756)	(24.5)
Total assets/liabilities & shareholders' equity	29,170	24,192	4,979	20.6
Customer deposits*	16,812	13,740	3,072	22.4
Marketable debt securities*	2,056	1,835	221	12.1
Subordinated debt	724	940	(216)	(23.0)
Insurance liabilities	56	42	14	33.2
Due to credit institutions*	6,581	4,495	2,086	46.4
Other liabilities	1,164	1,583	(419)	(26.4)
Shareholders' equity	1,776	1,556	220	14.2
Off-balance-sheet funds	12,407	9,861	2,546	25.8
Mutual funds	3,553	2,651	902	34.0
Pension funds	8,854	7,210	1,644	22.8
Managed portfolios	—	—	—	—
Customer funds under management	32,056	26,419	5,637	21.3
Total managed funds	41,578	34,053	7,525	22.1

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	181	252	258	282	236	329
Income from companies accounted for by the equity method	0	0	0	0	0	1
Net fees	72	75	93	103	103	105
Insurance activity	6	7	8	8	10	14
Commercial revenue	259	334	359	394	350	449
Gains (losses) on financial transactions	45	10	1	(32)	50	8
Gross operating income	304	343	360	362	400	457
Income from non-financial services (net) and other operating income	(0)	(1)	(2)	(3)	(3)	(5)
General administrative expenses	(128)	(134)	(151)	(147)	(148)	(157)
Personnel	(75)	(86)	(88)	(90)	(89)	(100)
Other administrative expenses	(54)	(48)	(63)	(57)	(59)	(57)
Depreciation and amortisation	(14)	(14)	(17)	(16)	(16)	(23)
Net operating income	161	194	190	196	233	272
Net loan loss provisions	(27)	(21)	(35)	(44)	(43)	(38)
Other income	(3)	(22)	(6)	7	(1)	(22)
Income before taxes	130	151	149	160	189	212
Income from ordinary activity	106	126	125	137	159	181
Net consolidated income	106	126	125	137	159	181
Attributable income to the Group	93	109	102	117	137	154

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	13,662	14,603	16,510	17,657	18,462	18,945
Trading portfolio (w/o loans)	1,605	1,945	1,613	1,282	1,198	1,368
Available-for-sale financial assets	1,718	1,423	1,275	1,379	1,464	1,521
Due from credit institutions*	3,127	2,795	3,390	3,976	5,396	4,648
Intangible assets and property and equipment	333	345	377	416	385	363
Other assets	2,125	3,081	2,353	2,776	1,668	2,324
Total assets/liabilities & shareholders' equity	22,569	24,192	25,518	27,484	28,573	29,170
Customer deposits*	12,520	13,740	14,842	15,556	16,051	16,812
Marketable debt securities*	2,080	1,835	1,829	2,007	1,940	2,056
Subordinated debt	930	940	961	763	738	724
Insurance liabilities	39	42	49	54	57	56
Due to credit institutions*	4,099	4,495	4,554	5,707	6,401	6,581
Other liabilities	1,098	1,583	1,560	1,599	1,230	1,164
Shareholders' equity	1,802	1,556	1,723	1,799	2,156	1,776
Off-balance-sheet funds	9,289	9,861	11,854	11,841	12,720	12,407
Mutual funds	2,497	2,651	3,519	3,166	3,560	3,553
Pension funds	6,792	7,210	8,336	8,675	9,160	8,854
Managed portfolios	—	—	—	—	—	—
Customer funds under management	24,859	26,419	29,535	30,221	31,506	32,056
Total managed funds	31,858	34,053	37,372	39,326	41,293	41,578

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million chilean peso

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	297,822	250,893	46,929	18.7
Income from companies accounted for by the equity method	539	305	234	76.8
Net fees	109,694	85,072	24,622	28.9
Insurance activity	12,537	7,354	5,183	70.5
Commercial revenue	420,591	343,623	76,968	22.4
Gains (losses) on financial transactions	30,680	31,478	(799)	(2.5)
Gross operating income	451,271	375,101	76,170	20.3
Income from non-financial services (net) and other operating income	(3,969)	(696)	(3,273)	469.9
General administrative expenses	(160,857)	(151,986)	(8,871)	5.8
Personnel	(99,693)	(93,312)	(6,381)	6.8
Other administrative expenses	(61,164)	(58,674)	(2,490)	4.2
Depreciation and amortisation	(20,716)	(16,633)	(4,083)	24.5
Net operating income	265,729	205,785	59,944	29.1
Net loan loss provisions	(42,552)	(28,257)	(14,295)	50.6
Other income	(11,884)	(14,388)	2,504	(17.4)
Income before taxes	211,293	163,140	48,152	29.5
Income from ordinary activity	179,451	134,201	45,250	33.7
Net consolidated income	179,451	134,201	45,250	33.7
Attributable income to the Group	153,371	116,595	36,776	31.5

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	10,343,232	8,462,628	1,880,604	22.2
Trading portfolio (w/o loans)	746,980	1,127,249	(380,269)	(33.7)
Available-for-sale financial assets	830,622	824,659	5,962	0.7
Due from credit institutions*	2,537,369	1,619,600	917,770	56.7
Intangible assets and property and equipment	198,363	199,641	(1,278)	(0.6)
Other assets	1,268,976	1,785,218	(516,242)	(28.9)
Total assets/liabilities & shareholders' equity	15,925,543	14,018,995	1,906,547	13.6
Customer deposits*	9,178,564	7,962,494	1,216,071	15.3
Marketable debt securities*	1,122,708	1,063,405	59,304	5.6
Subordinated debt	395,314	544,780	(149,466)	(27.4)
Insurance liabilities	30,583	24,365	6,218	25.5
Due to credit institutions*	3,593,070	2,605,076	987,994	37.9
Other liabilities	635,728	917,363	(281,635)	(30.7)
Shareholders' equity	969,575	901,513	68,062	7.5
Off-balance-sheet funds	6,773,750	5,714,556	1,059,194	18.5
Mutual funds	1,939,889	1,536,433	403,455	26.3
Pension funds	4,833,861	4,178,122	655,739	15.7
Managed portfolios	—	—	—	—
Customer funds under management	17,500,920	15,309,599	2,191,320	14.3
Total managed funds	22,699,293	19,733,551	2,965,742	15.0

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million chilean peso

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	104,489	146,404	142,366	149,787	124,389	173,433
Income from companies accounted for by the equity method	212	93	(1)	54	236	303
Net fees	41,761	43,311	51,629	54,834	54,134	55,560
Insurance activity	3,389	3,965	4,654	4,300	5,266	7,271
Commercial revenue	149,851	193,772	198,648	208,974	184,025	236,566
Gains (losses) on financial transactions	25,820	5,658	(103)	(18,534)	26,326	4,354
Gross operating income	175,671	199,430	198,545	190,440	210,351	240,920
Income from non-financial services (net) and other operating income	(30)	(667)	(857)	(1,500)	(1,571)	(2,398)
General administrative expenses	(74,194)	(77,792)	(83,340)	(77,430)	(77,928)	(82,929)
Personnel	(43,186)	(50,126)	(48,480)	(47,537)	(46,885)	(52,807)
Other administrative expenses	(31,007)	(27,667)	(34,860)	(29,894)	(31,042)	(30,122)
Depreciation and amortisation	(8,375)	(8,258)	(9,497)	(8,153)	(8,338)	(12,378)
Net operating income	93,072	112,713	104,850	103,357	122,514	143,215
Net loan loss provisions	(15,765)	(12,492)	(19,594)	(23,498)	(22,664)	(19,887)
Other income	(1,843)	(12,545)	(3,298)	4,347	(341)	(11,543)
Income before taxes	75,464	87,676	81,958	84,205	99,509	111,784
Income from ordinary activity	61,222	72,979	68,674	72,631	83,772	95,679
Net consolidated income	61,222	72,979	68,674	72,631	83,772	95,679
Attributable income to the Group	53,579	63,016	56,327	61,649	71,966	81,405

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	8,019,724	8,462,628	8,745,938	9,051,808	9,720,491	10,343,232
Trading portfolio (w/o loans)	942,293	1,127,249	854,547	657,217	630,682	746,980
Available-for-sale financial assets	1,008,181	824,659	675,215	706,734	770,924	830,622
Due from credit institutions*	1,835,677	1,619,600	1,796,052	2,038,051	2,840,775	2,537,369
Intangible assets and property and equipment	195,243	199,641	199,645	213,014	202,540	198,363
Other assets	1,247,144	1,785,218	1,246,641	1,423,028	878,377	1,268,976
Total assets/liabilities & shareholders’ equity	13,248,263	14,018,995	13,518,038	14,089,853	15,043,789	15,925,543
Customer deposits*	7,349,417	7,962,494	7,862,762	7,974,530	8,450,860	9,178,564
Marketable debt securities*	1,221,174	1,063,405	968,729	1,028,913	1,021,467	1,122,708
Subordinated debt	546,030	544,780	508,891	391,022	388,742	395,314
Insurance liabilities	22,952	24,365	25,889	27,794	29,914	30,583
Due to credit institutions*	2,406,387	2,605,076	2,412,686	2,925,791	3,369,997	3,593,070
Other liabilities	644,249	917,363	826,345	819,619	647,682	635,728
Shareholders’ equity	1,058,053	901,513	912,737	922,184	1,135,127	969,575
Off-balance-sheet funds	5,452,675	5,714,556	6,279,882	6,070,542	6,697,175	6,773,750
Mutual funds	1,465,991	1,536,433	1,863,974	1,623,092	1,874,516	1,939,889
Pension funds	3,986,684	4,178,122	4,415,908	4,447,451	4,822,659	4,833,861
Managed portfolios	—	—	—	—	—	—
Customer funds under management	14,592,248	15,309,599	15,646,152	15,492,801	16,588,158	17,500,920
Total managed funds	18,700,938	19,733,551	19,797,920	20,160,396	21,740,964	22,699,293

(*).- Includes all stock of concept classified in the balance sheet

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Financial Management and Equity Stakes
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income (w/o dividends)	(604)	(421)	(183)	43.4
Dividends	126	94	32	34.3
Net interest income	(478)	(328)	(151)	46.0
Income from companies accounted for by the equity method	233	315	(82)	(26.1)
Net fees	(7)	(29)	22	(76.7)
Insurance activity	3	(2)	5	—
Commercial revenue	(250)	(43)	(206)	477.5
Gains (losses) on financial transactions	108	(88)	196	—
Gross operating income	(142)	(132)	(10)	7.9
Income from non-financial services (net) and other operating income	(9)	(8)	(1)	16.0
General administrative expenses	(207)	(166)	(41)	24.6
Personnel	(99)	(86)	(13)	15.3
Other administrative expenses	(108)	(80)	(28)	34.6
Depreciation and amortisation	(94)	(14)	(80)	564.9
Net operating income	(452)	(320)	(132)	41.4
Net loan loss provisions	99	1	98	—
Other results	20	(226)	246	—
Income before taxes	(333)	(545)	211	(38.8)
Net income from ordinary activity	(49)	(152)	103	(67.9)
Net consolidated income	(49)	(152)	103	(67.6)
Attributable income to the Group	(123)	(228)	104	(45.9)

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Trading portfolio (w/o loans)	1,071	1,349	(278)	(20.6)
Available-for-sale financial assets	8,079	18,478	(10,400)	(56.3)
Investments	5,234	3,796	1,438	37.9
Goodwill	13,951	15,858	(1,907)	(12.0)
Liquidity lent to the Group	62,212	42,516	19,696	46.3
Capital assigned to Group areas	27,595	24,195	3,401	14.1
Other assets	37,520	29,717	7,804	26.3
Total assets/liabilities & shareholders' equity	155,662	135,908	19,754	14.5
Customer deposits*	1,084	5,311	(4,227)	(79.6)
Marketable debt securities*	66,296	42,021	24,275	57.8
Subordinated debt	15,850	13,804	2,046	14.8
Preferred securities	—	438	(438)	(100.0)
Other liabilities	36,569	42,218	(5,649)	(13.4)
Group capital and reserves	35,864	32,116	3,747	11.7
Off-balance-sheet funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	83,229	61,135	22,094	36.1
Total managed funds	155,662	135,908	19,754	14.5

(*).- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,514	1,335	179	13.4

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Financial Management and Equity Stakes
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income (w/o dividends)	(186.5)	(234.6)	(206.7)	(238.0)	(255.6)	(348.5)
Dividends	5.3	88.3	17.5	13.1	14.1	111.6
Net interest income	(181)	(146)	(189)	(225)	(241)	(237)
Income from companies accounted for by the equity method	133	181	145	125	126	107
Net fees	(24)	(4)	8	1	(4)	(3)
Insurance activity	(1)	(1)	3	1	0	3
Commercial revenue	(73)	30	(33)	(98)	(119)	(131)
Gains (losses) on financial transactions	(7)	(81)	(6)	46	(126)	234
Gross operating income	(80)	(51)	(39)	(52)	(245)	103
Income from non-financial services (net) and other operating income	(3)	(5)	(7)	(10)	(2)	(7)
General administrative expenses	(92)	(74)	(98)	(90)	(111)	(96)
Personnel	(51)	(35)	(52)	(45)	(58)	(41)
Other administrative expenses	(42)	(39)	(46)	(45)	(53)	(55)
Depreciation and amortisation	(12)	(2)	3	(63)	(54)	(41)
Net operating income	(188)	(132)	(141)	(215)	(412)	(40)
Net loan loss provisions	13	(12)	(28)	(25)	(0)	99
Other results	(121)	(105)	(60)	158	(43)	63
Income before taxes (ordinary)	(296)	(249)	(229)	(82)	(455)	122
Net income from ordinary activity	(103)	(49)	(38)	(19)	(229)	180
Net consolidated income (ordinary)	(103)	(49)	(38)	(19)	(229)	179
Attributable income to the Group (ordinary)	(134)	(93)	(72)	(59)	(267)	144

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Trading portfolio (w/o loans)	572	1,349	393	1,276	1,256	1,071
Available-for-sale financial assets	14,318	18,478	30,353	45,014	42,534	8,079
Investments	3,640	3,796	2,816	2,811	2,933	5,234
Goodwill	15,369	15,858	15,852	14,006	14,012	13,951
Liquidity lent to the Group	42,232	42,516	41,586	39,508	53,001	62,212
Capital assigned to Group areas	23,466	24,195	24,029	25,250	29,315	27,595
Other assets	25,134	29,717	33,271	30,697	29,010	37,520
Total assets/liabilities & shareholders’ equity	124,730	135,908	148,299	158,562	172,061	155,662
Customer deposits*	2,084	5,311	5,293	1,927	617	1,084
Marketable debt securities*	40,107	42,021	49,172	53,154	62,202	66,296
Subordinated debt	13,699	13,804	14,048	13,965	14,612	15,850
Preferred securities	409	438	249	—	—	—
Other liabilities	34,441	42,218	47,337	57,291	56,223	36,569
Group capital and reserves	33,990	32,116	32,201	32,225	38,407	35,864
Off-balance-sheet funds	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Customer funds under management	55,890	61,135	68,525	69,046	77,432	83,229
Total managed funds	124,730	135,908	148,299	158,562	172,061	155,662

(*).- Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets	36,478	39,644	44,120	35,591	29,706	33,960

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Spain
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	2,124	1,836	289	15.7
Income from companies accounted for by the equity method	2	10	(8)	(80.8)
Net fees	1,404	1,337	68	5.1
Insurance activity	58	49	9	18.6
Commercial revenue	3,588	3,231	357	11.1
Gains (losses) on financial transactions	293	273	19	7.1
Gross operating income	3,881	3,504	377	10.8
Income from non-financial services (net) and other operating income	164	133	32	23.7
General administrative expenses	(1,486)	(1,396)	(91)	6.5
Personnel	(1,064)	(1,010)	(54)	5.3
Other administrative expenses	(423)	(386)	(37)	9.6
Depreciation and amortisation	(200)	(197)	(4)	1.8
Net operating income	2,359	2,045	314	15.4
Net loan loss provisions	(439)	(276)	(163)	59.2
Other income	96	(14)	110	—
Income before taxes	2,016	1,755	261	14.8
Income from ordinary activity	1,418	1,256	162	12.9
Net consolidated income	1,412	1,256	156	12.4
Attributable income to the Group	1,308	1,188	120	10.1

			Variation
	30.06.06	30.06.05	Amount	%
Balance sheet
Loans and credits*	183,799	148,307	35,493	23.9
Trading portfolio (w/o loans)	30,448	25,525	4,923	19.3
Available-for-sale financial assets	12,047	10,263	1,783	17.4
Due from credit institutions*	45,473	44,193	1,280	2.9
Intangible assets and property and equipment	4,328	3,497	830	23.7
Other assets	11,209	12,049	(841)	(7.0)
Total assets/liabilities & shareholders' equity	287,304	243,835	43,469	17.8
Customer deposits*	103,024	95,335	7,690	8.1
Marketable debt securities*	26,243	18,162	8,081	44.5
Subordinated debt	1,602	2,279	(677)	(29.7)
Insurance liabilities	3,658	3,076	582	18.9
Due to credit institutions*	46,423	41,372	5,050	12.2
Other liabilities	92,871	72,927	19,943	27.3
Shareholders' equity	13,484	10,685	2,800	26.2
Off-balance-sheet funds	93,262	85,000	8,262	9.7
Mutual funds	76,677	73,432	3,245	4.4
Pension funds	8,887	7,611	1,276	16.8
Managed portfolios	7,698	3,957	3,740	94.5
Customer funds under management	227,789	203,851	23,938	11.7
Total managed funds	380,566	328,835	51,731	15.7

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	19.80	23.01	(3.21 p.)
Efficiency ratio	40.67	42.99	(2.32 p.)
NPL ratio	0.54	0.59	(0.05 p.)
Coverage ratio	330.79	299.57	31.22 p.
Number of employees (direct & indirect)	33,481	33,573	(92)	(0.3)
Number of branches	4,609	4,416	193	4.4

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Spain
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	893	943	957	978	1,027	1,098
Income from companies accounted for by the equity method	5	4	7	9	2	0
Net fees	656	681	677	732	688	716
Insurance activity	26	23	22	22	28	30
Commercial revenue	1,580	1,651	1,663	1,742	1,744	1,844
Gains (losses) on financial transactions	132	141	61	128	211	82
Gross operating income	1,712	1,792	1,724	1,870	1,955	1,926
Income from non-financial services (net) and other operating income	70	63	60	74	80	84
General administrative expenses	(694)	(701)	(701)	(729)	(740)	(747)
Personnel	(502)	(508)	(498)	(519)	(528)	(536)
Other administrative expenses	(192)	(194)	(204)	(210)	(212)	(211)
Depreciation and amortisation	(95)	(102)	(101)	(92)	(98)	(103)
Net operating income	993	1,052	981	1,123	1,198	1,161
Net loan loss provisions	(109)	(167)	(121)	(228)	(149)	(290)
Other income	(6)	(7)	(12)	(20)	32	64
Income before taxes	878	878	848	874	1,081	935
Income from ordinary activity	628	628	590	630	760	658
Net consolidated income	628	628	585	630	755	657
Attributable income to the Group	595	592	559	575	709	599

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Balance sheet
Loans and credits*	138,744	148,307	151,059	159,804	170,661	183,799
Trading portfolio (w/o loans)	17,639	25,525	23,874	25,382	23,432	30,448
Available-for-sale financial assets	9,303	10,263	9,771	9,799	11,727	12,047
Due from credit institutions*	49,457	44,193	43,541	49,671	44,416	45,473
Intangible assets and property and equipment	3,463	3,497	3,552	3,666	4,003	4,328
Other assets	17,368	12,049	12,666	11,113	10,848	11,209
Total assets/liabilities & shareholders' equity	235,973	243,835	244,463	259,435	265,087	287,304
Customer deposits*	96,810	95,335	97,544	99,509	101,260	103,024
Marketable debt securities*	17,196	18,162	20,223	20,434	24,184	26,243
Subordinated debt	1,570	2,279	1,615	1,620	1,616	1,602
Insurance liabilities	3,054	3,076	3,090	3,619	3,607	3,658
Due to credit institutions*	40,191	41,372	41,403	54,041	41,723	46,423
Other liabilities	66,502	72,927	69,800	67,979	79,412	92,871
Shareholders' equity	10,651	10,685	10,787	12,233	13,288	13,484
Off-balance-sheet funds	82,403	85,000	88,109	89,959	93,917	93,262
Mutual funds	71,243	73,432	75,312	75,126	77,463	76,677
Pension funds	7,429	7,611	8,298	8,913	9,047	8,887
Managed portfolios	3,731	3,957	4,499	5,920	7,407	7,698
Customer funds under management	201,032	203,851	210,582	215,140	224,583	227,789
Total managed funds	318,376	328,835	332,572	349,393	359,004	380,566

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.61	0.59	0.58	0.57	0.56	0.54
NPL coverage	286.12	299.57	311.67	317.86	322.28	330.79

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Retail Banking
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	5,939	4,985	954	19.1
Income from companies accounted for by the equity method	8	15	(7)	(44.3)
Net fees	2,885	2,438	448	18.4
Insurance activity	—	—	—	—
Commercial revenue	8,833	7,438	1,395	18.8
Gains (losses) on financial transactions	553	540	12	2.3
Gross operating income	9,385	7,978	1,408	17.6
Income from non-financial services (net) and other operating income	161	122	39	31.7
General administrative expenses	(4,189)	(3,952)	(237)	6.0
Personnel	(2,547)	(2,398)	(148)	6.2
Other administrative expenses	(1,642)	(1,553)	(89)	5.7
Depreciation and amortisation	(423)	(419)	(4)	0.9
Net operating income	4,935	3,730	1,206	32.3
Net loan loss provisions	(1,082)	(669)	(414)	61.9
Other income	(95)	(62)	(34)	54.9
Income before taxes	3,757	2,999	758	25.3

			Variation
	30.06.06	30.06.05	Amount	%
Business volumes
Total assets	668,173	576,810	91,363	15.8
Loans and credits	441,431	374,178	67,252	18.0
Customer deposits	271,269	258,893	12,377	4.8

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Retail Banking
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	2,383	2,602	2,725	2,943	2,910	3,029
Income from companies accounted for by the equity method	6	8	9	11	5	4
Net fees	1,189	1,249	1,350	1,389	1,420	1,466
Insurance activity	—	—	—	—	—	—
Commercial revenue	3,578	3,859	4,083	4,344	4,334	4,498
Gains (losses) on financial transactions	256	284	220	167	288	265
Gross operating income	3,834	4,144	4,303	4,512	4,622	4,763
Income from non-financial services (net) and other operating income	77	45	49	79	80	81
General administrative expenses	(1,955)	(1,996)	(2,033)	(2,130)	(2,104)	(2,084)
Personnel	(1,189)	(1,209)	(1,217)	(1,286)	(1,274)	(1,272)
Other administrative expenses	(766)	(787)	(816)	(844)	(830)	(812)
Depreciation and amortisation	(205)	(214)	(223)	(227)	(207)	(216)
Net operating income	1,751	1,979	2,095	2,234	2,391	2,544
Net loan loss provisions	(274)	(395)	(368)	(458)	(445)	(637)
Other income	(43)	(19)	(99)	(204)	(16)	(79)
Income before taxes	1,434	1,565	1,628	1,572	1,930	1,827

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Business volumes
Total assets	558,987	576,810	606,883	624,040	641,055	668,173
Loans and credits	353,834	374,178	394,137	404,656	419,411	441,431
Customer deposits	235,474	258,893	264,528	268,226	267,927	271,269

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Retail Banking Continental Europe
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	2,742	2,425	318	13.1
Income from companies accounted for by the equity method	2	10	(8)	(80.8)
Net fees	1,446	1,356	90	6.6
Insurance activity	—	—	—	—
Commercial revenue	4,190	3,790	399	10.5
Gains (losses) on financial transactions	242	211	31	14.8
Gross operating income	4,432	4,001	431	10.8
Income from non-financial services (net) and other operating income	172	138	34	24.8
General administrative expenses	(1,704)	(1,608)	(96)	6.0
Personnel	(1,181)	(1,130)	(51)	4.5
Other administrative expenses	(523)	(477)	(45)	9.5
Depreciation and amortisation	(237)	(227)	(10)	4.3
Net operating income	2,662	2,304	359	15.6
Net loan loss provisions	(521)	(423)	(98)	23.2
Other income	27	(21)	48	—
Income before taxes	2,168	1,860	308	16.6

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Retail Banking Continental Europe
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	1,176	1,249	1,275	1,313	1,335	1,407
Income from companies accounted for by the equity method	5	4	7	9	2	0
Net fees	665	691	705	712	703	742
Insurance activity	—	—	—	—	—	—
Commercial revenue	1,846	1,944	1,986	2,034	2,040	2,150
Gains (losses) on financial transactions	94	118	62	84	129	113
Gross operating income	1,940	2,062	2,048	2,118	2,169	2,263
Income from non-financial services (net) and other operating income	72	65	63	81	84	88
General administrative expenses	(796)	(812)	(811)	(832)	(846)	(859)
Personnel	(562)	(569)	(560)	(569)	(587)	(594)
Other administrative expenses	(234)	(243)	(251)	(263)	(259)	(264)
Depreciation and amortisation	(111)	(116)	(117)	(108)	(115)	(122)
Net operating income	1,105	1,199	1,184	1,259	1,292	1,371
Net loan loss provisions	(168)	(255)	(209)	(265)	(203)	(318)
Other income	(14)	(7)	(6)	(34)	(10)	37
Income before taxes	923	936	969	960	1,079	1,089

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Retail Banking Spain
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	1,932	1,673	259	15.5
Income from companies accounted for by the equity method	2	10	(8)	(80.8)
Net fees	1,148	1,108	39	3.5
Insurance activity	—	—	—	—
Commercial revenue	3,082	2,791	290	10.4
Gains (losses) on financial transactions	221	206	16	7.6
Gross operating income	3,303	2,997	306	10.2
Income from non-financial services (net) and other operating income	166	134	32	24.1
General administrative expenses	(1,296)	(1,234)	(62)	5.0
Personnel	(947)	(909)	(38)	4.2
Other administrative expenses	(349)	(325)	(24)	7.3
Depreciation and amortisation	(183)	(180)	(3)	1.7
Net operating income	1,990	1,717	273	15.9
Net loan loss provisions	(369)	(267)	(102)	38.2
Other income	41	(13)	54	—
Income before taxes	1,661	1,437	224	15.6

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Retail Banking Spain
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	817	856	885	914	940	993
Income from companies accounted for by the equity method	5	4	7	9	2	0
Net fees	544	564	570	596	554	594
Insurance activity	—	—	—	—	—	—
Commercial revenue	1,366	1,425	1,461	1,519	1,495	1,587
Gains (losses) on financial transactions	84	122	68	77	115	106
Gross operating income	1,450	1,547	1,530	1,596	1,610	1,693
Income from non-financial services (net) and other operating income	70	63	60	75	81	85
General administrative expenses	(614)	(620)	(619)	(633)	(645)	(651)
Personnel	(453)	(456)	(448)	(458)	(470)	(477)
Other administrative expenses	(161)	(164)	(171)	(174)	(174)	(174)
Depreciation and amortisation	(88)	(92)	(92)	(84)	(89)	(94)
Net operating income	819	898	879	955	957	1,033
Net loan loss provisions	(110)	(157)	(130)	(183)	(138)	(231)
Other income	(8)	(6)	(10)	(9)	(3)	44
Income before taxes	701	736	739	763	816	846

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Retail Banking Portugal
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	318	312	5	1.8
Income from companies accounted for by the equity method	—	—	—	—
Net fees	158	131	27	20.9
Insurance activity	—	—	—	—
Commercial revenue	476	443	33	7.4
Gains (losses) on financial transactions	6	6	(0)	(2.2)
Gross operating income	482	449	33	7.3
Income from non-financial services (net) and other operating income	(6)	(5)	(1)	17.5
General administrative expenses	(201)	(200)	(1)	0.4
Personnel	(133)	(133)	0	(0.1)
Other administrative expenses	(68)	(67)	(1)	1.5
Depreciation and amortisation	(30)	(27)	(3)	9.6
Net operating income	246	218	28	13.1
Net loan loss provisions	(19)	(38)	19	(50.9)
Other income	(8)	(3)	(6)	210.0
Income before taxes	219	177	42	23.8

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Retail Banking Portugal
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06	Q2 '06
Income statement
Net interest income	148	164	150	158	155	163
Income from companies accounted for by the equity method	—	—	—	—	—	—
Net fees	65	65	73	62	81	77
Insurance activity	—	—	—	—	—	—
Commercial revenue	213	230	223	220	236	240
Gains (losses) on financial transactions	11	(5)	(5)	(8)	9	(2)
Gross operating income	224	225	218	213	245	237
Income from non-financial services (net) and other operating income	(2)	(2)	(2)	2	(3)	(3)
General administrative expenses	(99)	(101)	(97)	(98)	(98)	(103)
Personnel	(66)	(67)	(63)	(61)	(66)	(66)
Other administrative expenses	(33)	(34)	(34)	(37)	(32)	(36)
Depreciation and amortisation	(13)	(14)	(14)	(15)	(15)	(15)
Net operating income	110	108	105	102	129	117
Net loan loss provisions	(3)	(35)	(13)	(2)	3	(22)
Other income	1	(4)	2	(18)	(5)	(4)
Income before taxes	109	69	94	82	128	91

Other information
Spread	2.94	2.95	2.92	2.84	2.85	2.84
Spread loans	1.86	1.84	1.78	1.72	1.66	1.63
Spread deposits	1.08	1.11	1.14	1.12	1.19	1.21

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Retail Banking United Kingdom (Abbey)
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	1,020	975	45	4.6
Income from companies accounted for by the equity method	2	1	1	36.7
Net fees	440	388	52	13.4
Insurance activity	—	—	—	—
Commercial revenue	1,462	1,364	98	7.1
Gains (losses) on financial transactions	182	194	(12)	(6.2)
Gross operating income	1,644	1,559	85	5.5
Income from non-financial services (net) and other operating income	26	17	9	54.3
General administrative expenses	(884)	(996)	112	(11.3)
Personnel	(512)	(541)	29	(5.4)
Other administrative expenses	(372)	(455)	83	(18.3)
Depreciation and amortisation	(53)	(55)	2	(4.4)
Net operating income	734	524	210	40.0
Net loan loss provisions	(204)	(159)	(45)	28.3
Other income	(2)	61	(63)	—
Income before taxes	528	426	102	23.9

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Retail Banking United Kingdom (Abbey)
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	462	512	531	553	503	516
Income from companies accounted for by the equity method	1	1	0	1	1	1
Net fees	190	198	216	221	221	219
Insurance activity	—	—	—	—	—	—
Commercial revenue	653	711	747	775	725	737
Gains (losses) on financial transactions	71	123	74	78	108	75
Gross operating income	724	835	821	852	832	812
Income from non-financial services (net) and other operating income	18	(1)	8	12	14	12
General administrative expenses	(520)	(476)	(465)	(464)	(452)	(431)
Personnel	(280)	(262)	(256)	(284)	(260)	(252)
Other administrative expenses	(241)	(214)	(209)	(180)	(192)	(179)
Depreciation and amortisation	(27)	(29)	(27)	(32)	(26)	(27)
Net operating income	195	329	336	368	368	366
Net loan loss provisions	(58)	(101)	(86)	(74)	(88)	(115)
Other income	19	41	4	11	(1)	(1)
Income before taxes	156	270	255	305	278	250

Other information
Spread	1.46	1.44	1.46	1.45	1.44	1.47
Spread loans	0.71	0.70	0.72	0.72	0.72	0.73
Spread deposits	0.75	0.74	0.74	0.73	0.72	0.74

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Retail Banking United Kingdom (Abbey)
Million pound sterling

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	701	669	32	4.8
Income from companies accounted for by the equity method	1	1	0	36.9
Net fees	303	266	36	13.6
Insurance activity	—	—	—	—
Commercial revenue	1,005	936	69	7.3
Gains (losses) on financial transactions	125	133	(8)	(6.1)
Gross operating income	1,130	1,069	61	5.7
Income from non-financial services (net) and other operating income	18	12	6	54.5
General administrative expenses	(607)	(683)	76	(11.1)
Personnel	(352)	(371)	20	(5.3)
Other administrative expenses	(255)	(312)	57	(18.1)
Depreciation and amortisation	(36)	(38)	2	(4.3)
Net operating income	504	360	145	40.2
Net loan loss provisions	(140)	(109)	(31)	28.5
Other income	(1)	42	(43)	—
Income before taxes	363	292	71	24.1

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Retail Banking United Kingdom (Abbey)
Million pound sterling

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	321	348	363	376	345	355
Income from companies accounted for by the equity method	0	1	0	0	1	1
Net fees	132	135	148	150	152	151
Insurance activity	—	—	—	—	—	—
Commercial revenue	453	483	511	527	497	507
Gains (losses) on financial transactions	49	84	50	53	74	51
Gross operating income	502	567	561	580	571	559
Income from non-financial services (net) and other operating income	13	(1)	5	8	9	9
General administrative expenses	(361)	(323)	(318)	(315)	(310)	(297)
Personnel	(194)	(177)	(175)	(193)	(178)	(173)
Other administrative expenses	(167)	(145)	(143)	(122)	(132)	(123)
Depreciation and amortisation	(19)	(19)	(18)	(22)	(18)	(18)
Net operating income	135	224	230	250	252	252
Net loan loss provisions	(40)	(69)	(58)	(50)	(61)	(79)
Other income	13	28	3	8	(1)	(1)
Income before taxes	108	184	174	208	191	172

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Retail Banking Latin America
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	2,178	1,586	591	37.3
Income from companies accounted for by the equity method	4	4	1	25.7
Net fees	999	693	306	44.2
Insurance activity	—	—	—	—
Commercial revenue	3,181	2,283	898	39.4
Gains (losses) on financial transactions	128	135	(7)	(5.1)
Gross operating income	3,309	2,418	892	36.9
Income from non-financial services (net) and other operating income	(37)	(32)	(4)	13.8
General administrative expenses	(1,601)	(1,348)	(253)	18.8
Personnel	(853)	(727)	(126)	17.4
Other administrative expenses	(748)	(621)	(127)	20.4
Depreciation and amortisation	(133)	(136)	4	(2.6)
Net operating income	1,539	901	637	70.7
Net loan loss provisions	(358)	(87)	(271)	312.0
Other income	(120)	(101)	(19)	18.6
Income before taxes	1,061	714	348	48.7

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Retail Banking Latin America
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	745	841	919	1,078	1,072	1,105
Income from companies accounted for by the equity method	0	3	2	2	2	2
Net fees	333	360	429	457	495	504
Insurance activity	—	—	—	—	—	—
Commercial revenue	1,079	1,204	1,349	1,536	1,570	1,612
Gains (losses) on financial transactions	91	43	84	5	51	77
Gross operating income	1,170	1,247	1,433	1,541	1,621	1,689
Income from non-financial services (net) and other operating income	(13)	(19)	(23)	(14)	(17)	(19)
General administrative expenses	(639)	(709)	(757)	(834)	(806)	(795)
Personnel	(348)	(379)	(401)	(433)	(427)	(426)
Other administrative expenses	(291)	(330)	(356)	(401)	(379)	(369)
Depreciation and amortisation	(68)	(69)	(80)	(86)	(66)	(67)
Net operating income	451	451	575	608	732	807
Net loan loss provisions	(48)	(39)	(73)	(119)	(154)	(203)
Other income	(48)	(53)	(97)	(182)	(4)	(115)
Income before taxes	355	359	405	306	573	488

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Retail Banking Latin America
Million dollars

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	2,675	2,038	637	31.3
Income from companies accounted for by the equity method	5	5	1	20.2
Net fees	1,228	891	337	37.8
Insurance activity	—	—	—	—
Commercial revenue	3,908	2,933	975	33.2
Gains (losses) on financial transactions	157	173	(16)	(9.3)
Gross operating income	4,065	3,106	959	30.9
Income from non-financial services (net) and other operating income	(45)	(41)	(4)	8.8
General administrative expenses	(1,966)	(1,732)	(235)	13.6
Personnel	(1,048)	(934)	(114)	12.2
Other administrative expenses	(918)	(798)	(120)	15.1
Depreciation and amortisation	(163)	(175)	12	(6.9)
Net operating income	1,890	1,158	732	63.2
Net loan loss provisions	(439)	(112)	(328)	293.9
Other income	(147)	(130)	(17)	13.4
Income before taxes	1,304	917	387	42.2

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Retail Banking Latin America
Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	977	1,060	1,123	1,294	1,289	1,386
Income from companies accounted for by the equity method	1	4	2	2	3	3
Net fees	437	454	525	547	595	632
Insurance activity	—	—	—	—	—	—
Commercial revenue	1,415	1,518	1,650	1,844	1,887	2,021
Gains (losses) on financial transactions	120	53	103	3	61	96
Gross operating income	1,535	1,572	1,753	1,847	1,948	2,117
Income from non-financial services (net) and other operating income	(18)	(24)	(28)	(16)	(21)	(24)
General administrative expenses	(838)	(894)	(924)	(999)	(969)	(997)
Personnel	(456)	(478)	(489)	(518)	(514)	(534)
Other administrative expenses	(382)	(416)	(435)	(481)	(455)	(463)
Depreciation and amortisation	(89)	(87)	(97)	(103)	(79)	(84)
Net operating income	591	567	704	729	879	1,011
Net loan loss provisions	(63)	(49)	(90)	(145)	(186)	(254)
Other income	(63)	(67)	(120)	(223)	(5)	(142)
Income before taxes	465	452	494	361	689	615

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Retail Banking Brazil
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	775	551	224	40.6
Income from companies accounted for by the equity method	1	1	1	113.1
Net fees	418	256	162	63.4
Insurance activity	—	—	—	—
Commercial revenue	1,195	808	387	47.9
Gains (losses) on financial transactions	99	94	5	5.5
Gross operating income	1,294	901	392	43.5
Income from non-financial services (net) and other operating income	9	(2)	11	—
General administrative expenses	(676)	(548)	(128)	23.4
Personnel	(346)	(292)	(54)	18.5
Other administrative expenses	(330)	(256)	(74)	29.0
Depreciation and amortisation	(50)	(66)	16	(24.2)
Net operating income	577	286	291	101.8
Net loan loss provisions	(215)	(41)	(174)	427.2
Other income	(65)	(26)	(39)	149.3
Income before taxes	297	219	78	35.7

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Retail Banking Brazil
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	265	286	322	401	398	377
Income from companies accounted for by the equity method	0	0	0	1	1	0
Net fees	121	135	179	188	204	214
Insurance activity	—	—	—	—	—	—
Commercial revenue	386	422	501	590	603	592
Gains (losses) on financial transactions	41	53	91	37	26	72
Gross operating income	427	475	592	626	629	664
Income from non-financial services (net) and other operating income	2	(4)	(1)	2	4	5
General administrative expenses	(260)	(288)	(314)	(350)	(339)	(337)
Personnel	(144)	(148)	(171)	(184)	(174)	(172)
Other administrative expenses	(116)	(139)	(144)	(166)	(165)	(165)
Depreciation and amortisation	(34)	(32)	(40)	(43)	(26)	(24)
Net operating income	135	151	236	235	269	308
Net loan loss provisions	(24)	(17)	(35)	(68)	(91)	(123)
Other income	3	(30)	(50)	(150)	1	(66)
Income before taxes	115	105	151	17	179	119

Other information
Spread	17.49	17.06	17.83	18.33	20.17	19.84
Spread loans	14.68	14.15	15.12	15.87	17.71	17.78
Spread deposits	2.81	2.91	2.71	2.46	2.46	2.06

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Retail Banking Brazil
Million dollars

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	952	708	244	34.4
Income from companies accounted for by the equity method	2	1	1	103.7
Net fees	514	329	185	56.3
Insurance activity	—	—	—	—
Commercial revenue	1,467	1,038	430	41.4
Gains (losses) on financial transactions	121	120	1	0.9
Gross operating income	1,589	1,158	431	37.2
Income from non-financial services (net) and other operating income	11	(3)	14	—
General administrative expenses	(830)	(703)	(127)	18.0
Personnel	(425)	(375)	(50)	13.3
Other administrative expenses	(405)	(329)	(77)	23.3
Depreciation and amortisation	(61)	(85)	23	(27.5)
Net operating income	709	368	341	92.9
Net loan loss provisions	(264)	(52)	(211)	404.1
Other income	(80)	(34)	(46)	138.4
Income before taxes	365	282	84	29.7

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Retail Banking Brazil
Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	348	360	393	483	478	474
Income from companies accounted for by the equity method	0	1	0	1	1	1
Net fees	158	171	220	226	245	269
Insurance activity	—	—	—	—	—	—
Commercial revenue	506	532	613	710	725	743
Gains (losses) on financial transactions	53	67	113	42	32	90
Gross operating income	559	599	726	752	756	833
Income from non-financial services (net) and other operating income	2	(5)	(2)	3	5	7
General administrative expenses	(341)	(363)	(384)	(420)	(407)	(423)
Personnel	(188)	(187)	(209)	(220)	(209)	(216)
Other administrative expenses	(153)	(176)	(175)	(200)	(198)	(207)
Depreciation and amortisation	(45)	(40)	(49)	(51)	(31)	(30)
Net operating income	177	191	291	283	323	386
Net loan loss provisions	(31)	(21)	(44)	(83)	(110)	(154)
Other income	5	(38)	(63)	(185)	1	(81)
Income before taxes	150	131	185	15	215	151

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Retail Banking Brazil
Million brazilian real

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	2,084	1,814	270	14.9
Income from companies accounted for by the equity method	3	2	1	74.0
Net fees	1,126	843	282	33.5
Insurance activity	—	—	—	—
Commercial revenue	3,213	2,660	553	20.8
Gains (losses) on financial transactions	266	309	(43)	(13.8)
Gross operating income	3,479	2,968	511	17.2
Income from non-financial services (net) and other operating income	25	(7)	32	—
General administrative expenses	(1,817)	(1,803)	(15)	0.8
Personnel	(930)	(961)	31	(3.2)
Other administrative expenses	(888)	(842)	(45)	5.4
Depreciation and amortisation	(134)	(217)	82	(38.1)
Net operating income	1,552	942	611	64.8
Net loan loss provisions	(577)	(134)	(443)	330.6
Other income	(175)	(86)	(89)	103.7
Income before taxes	800	722	78	10.8

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Retail Banking Brazil
Million brazilian real

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	927	888	916	1,098	1,049	1,036
Income from companies accounted for by the equity method	0	2	1	2	2	1
Net fees	421	422	518	513	538	588
Insurance activity	—	—	—	—	—	—
Commercial revenue	1,348	1,312	1,435	1,613	1,588	1,625
Gains (losses) on financial transactions	142	166	270	87	70	196
Gross operating income	1,490	1,478	1,704	1,700	1,658	1,821
Income from non-financial services (net) and other operating income	7	(13)	(4)	6	10	15
General administrative expenses	(908)	(895)	(894)	(948)	(893)	(925)
Personnel	(501)	(459)	(487)	(497)	(458)	(472)
Other administrative expenses	(407)	(436)	(408)	(452)	(435)	(453)
Depreciation and amortisation	(119)	(98)	(114)	(115)	(68)	(67)
Net operating income	471	471	692	643	708	844
Net loan loss provisions	(83)	(51)	(104)	(195)	(240)	(337)
Other income	12	(98)	(153)	(442)	3	(178)
Income before taxes	400	322	435	7	471	329

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Retail Banking Mexico
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	562	403	158	39.2
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	201	157	45	28.4
Insurance activity	—	—	—	—
Commercial revenue	763	560	203	36.2
Gains (losses) on financial transactions	21	(14)	36	—
Gross operating income	784	546	238	43.7
Income from non-financial services (net) and other operating income	(26)	(21)	(5)	25.3
General administrative expenses	(358)	(317)	(41)	12.9
Personnel	(177)	(157)	(20)	12.7
Other administrative expenses	(181)	(160)	(21)	13.0
Depreciation and amortisation	(29)	(26)	(3)	12.1
Net operating income	370	181	189	104.2
Net loan loss provisions	(62)	(19)	(43)	225.0
Other income	(15)	(10)	(5)	50.4
Income before taxes	293	152	141	92.5

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Retail Banking Mexico
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	189	214	230	268	283	279
Income from companies accounted for by the equity method	0	—	—	—	—	—
Net fees	75	81	80	90	104	97
Insurance activity	—	—	—	—	—	—
Commercial revenue	264	296	310	358	387	376
Gains (losses) on financial transactions	8	(23)	5	(14)	8	13
Gross operating income	273	273	315	345	395	389
Income from non-financial services (net) and other operating income	(10)	(11)	(13)	(7)	(11)	(15)
General administrative expenses	(150)	(167)	(173)	(198)	(186)	(172)
Personnel	(75)	(82)	(79)	(83)	(92)	(85)
Other administrative expenses	(75)	(86)	(93)	(115)	(94)	(87)
Depreciation and amortisation	(12)	(14)	(15)	(19)	(15)	(14)
Net operating income	100	81	114	121	183	188
Net loan loss provisions	(9)	(10)	(9)	(12)	(25)	(37)
Other income	(11)	1	(28)	(19)	(14)	(1)
Income before taxes	80	72	78	91	143	149
Other information
Spread	10.87	11.30	11.06	11.19	11.19	11.85
Spread loans	6.85	7.40	7.34	7.62	7.94	8.87
Spread deposits	4.02	3.90	3.72	3.57	3.25	2.98

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Retail Banking Mexico
Million dollars

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	690	518	171	33.1
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	247	201	46	22.8
Insurance activity	—	—	—	—
Commercial revenue	937	720	217	30.2
Gains (losses) on financial transactions	26	(18)	45	—
Gross operating income	963	701	262	37.3
Income from non-financial services (net) and other operating income	(32)	(27)	(5)	19.8
General administrative expenses	(440)	(408)	(32)	7.9
Personnel	(217)	(202)	(16)	7.7
Other administrative expenses	(223)	(206)	(17)	8.0
Depreciation and amortisation	(36)	(33)	(2)	7.1
Net operating income	455	233	222	95.2
Net loan loss provisions	(77)	(25)	(52)	210.7
Other income	(19)	(13)	(6)	43.8
Income before taxes	360	195	164	84.1

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Retail Banking Mexico
Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	248	270	281	322	340	350
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—
Net fees	98	103	97	108	125	122
Insurance activity	—	—	—	—	—	—
Commercial revenue	347	373	378	430	465	472
Gains (losses) on financial transactions	11	(29)	7	(17)	10	16
Gross operating income	357	344	385	413	475	488
Income from non-financial services (net) and other operating income	(13)	(14)	(16)	(8)	(14)	(19)
General administrative expenses	(197)	(211)	(211)	(237)	(223)	(216)
Personnel	(98)	(103)	(97)	(99)	(111)	(107)
Other administrative expenses	(98)	(108)	(114)	(139)	(113)	(110)
Depreciation and amortisation	(16)	(17)	(18)	(23)	(18)	(18)
Net operating income	131	102	140	146	219	236
Net loan loss provisions	(12)	(13)	(11)	(15)	(30)	(46)
Other income	(15)	1	(35)	(23)	(17)	(2)
Income before taxes	105	90	94	109	172	187

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Retail Banking Mexico
Million new mexican peso

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	7,499	5,737	1,762	30.7
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	2,685	2,226	459	20.6
Insurance activity	—	—	—	—
Commercial revenue	10,184	7,963	2,221	27.9
Gains (losses) on financial transactions	283	(204)	487	—
Gross operating income	10,467	7,759	2,709	34.9
Income from non-financial services (net) and other operating income	(350)	(297)	(52)	17.7
General administrative expenses	(4,782)	(4,512)	(270)	6.0
Personnel	(2,361)	(2,230)	(130)	5.8
Other administrative expenses	(2,421)	(2,281)	(140)	6.1
Depreciation and amortisation	(390)	(370)	(19)	5.2
Net operating income	4,946	2,580	2,367	91.8
Net loan loss provisions	(833)	(273)	(560)	205.2
Other income	(205)	(145)	(60)	41.3
Income before taxes	3,908	2,161	1,747	80.8

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Retail Banking Mexico
Million new mexican peso

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	2,773	2,964	3,008	3,461	3,601	3,898
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—	—
Net fees	1,101	1,125	1,033	1,154	1,325	1,361
Insurance activity	—	—	—	—	—	—
Commercial revenue	3,874	4,089	4,041	4,615	4,925	5,259
Gains (losses) on financial transactions	123	(327)	76	(182)	105	178
Gross operating income	3,997	3,762	4,117	4,433	5,030	5,437
Income from non-financial services (net) and other operating income	(149)	(148)	(170)	(81)	(144)	(206)
General administrative expenses	(2,198)	(2,313)	(2,254)	(2,546)	(2,368)	(2,414)
Personnel	(1,100)	(1,131)	(1,031)	(1,056)	(1,172)	(1,189)
Other administrative expenses	(1,099)	(1,183)	(1,223)	(1,489)	(1,196)	(1,225)
Depreciation and amortisation	(180)	(190)	(191)	(242)	(192)	(198)
Net operating income	1,469	1,110	1,502	1,564	2,326	2,620
Net loan loss provisions	(133)	(140)	(113)	(156)	(320)	(513)
Other income	(162)	17	(381)	(243)	(181)	(24)
Income before taxes	1,174	987	1,008	1,165	1,825	2,083

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Retail Banking Chile
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	432	305	127	41.6
Income from companies accounted for by the equity method	1	0	0	103.4
Net fees	131	85	46	54.5
Insurance activity	—	—	—	—
Commercial revenue	564	391	174	44.5
Gains (losses) on financial transactions	(1)	14	(15)	—
Gross operating income	563	405	159	39.2
Income from non-financial services (net) and other operating income	(6)	(1)	(5)	314.3
General administrative expenses	(212)	(175)	(37)	20.9
Personnel	(134)	(109)	(25)	22.7
Other administrative expenses	(78)	(66)	(12)	17.8
Depreciation and amortisation	(28)	(19)	(9)	45.6
Net operating income	317	209	109	52.0
Net loan loss provisions	(66)	(42)	(24)	57.3
Other income	(18)	(20)	1	(6.8)
Income before taxes	233	147	86	58.4

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Retail Banking Chile
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	129	177	194	217	193	239
Income from companies accounted for by the equity method	0	0	0	0	0	0
Net fees	40	44	59	62	63	68
Insurance activity	—	—	—	—	—	—
Commercial revenue	170	221	253	279	257	307
Gains (losses) on financial transactions	12	2	(18)	(30)	13	(14)
Gross operating income	182	223	235	249	270	294
Income from non-financial services (net) and other operating income	(0)	(1)	(2)	(2)	(3)	(4)
General administrative expenses	(84)	(92)	(106)	(103)	(105)	(107)
Personnel	(49)	(60)	(62)	(64)	(65)	(69)
Other administrative expenses	(34)	(32)	(43)	(39)	(41)	(37)
Depreciation and amortisation	(9)	(10)	(12)	(11)	(11)	(17)
Net operating income	89	120	116	132	151	167
Net loan loss provisions	(24)	(18)	(29)	(34)	(30)	(36)
Other income	(3)	(17)	(5)	5	(0)	(18)
Income before taxes	62	85	81	104	120	113

Other information
Spread	5.79	6.01	5.87	5.45	5.71	5.70
Spread loans	4.73	5.01	4.89	4.50	4.68	4.56
Spread deposits	1.06	1.00	0.98	0.95	1.03	1.14

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Retail Banking Chile
Million dollars

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	531	392	139	35.4
Income from companies accounted for by the equity method	1	1	0	94.5
Net fees	161	109	52	47.7
Insurance activity	—	—	—	—
Commercial revenue	693	502	191	38.1
Gains (losses) on financial transactions	(1)	18	(19)	—
Gross operating income	692	520	172	33.1
Income from non-financial services (net) and other operating income	(8)	(2)	(6)	296.1
General administrative expenses	(260)	(225)	(35)	15.6
Personnel	(165)	(140)	(24)	17.3
Other administrative expenses	(96)	(85)	(11)	12.7
Depreciation and amortisation	(34)	(25)	(10)	39.2
Net operating income	390	268	122	45.3
Net loan loss provisions	(81)	(54)	(27)	50.4
Other income	(23)	(25)	3	(10.9)
Income before taxes	286	189	97	51.4

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Retail Banking Chile
Million dollars

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	169	223	237	260	232	299
Income from companies accounted for by the equity method	0	0	0	0	0	1
Net fees	53	56	73	75	76	85
Insurance activity	—	—	—	—	—	—
Commercial revenue	222	280	310	335	309	384
Gains (losses) on financial transactions	16	2	(23)	(37)	15	(16)
Gross operating income	238	282	287	298	324	368
Income from non-financial services (net) and other operating income	(0)	(2)	(2)	(3)	(3)	(5)
General administrative expenses	(110)	(116)	(129)	(124)	(127)	(134)
Personnel	(65)	(76)	(76)	(77)	(78)	(87)
Other administrative expenses	(45)	(40)	(53)	(47)	(49)	(47)
Depreciation and amortisation	(12)	(12)	(15)	(13)	(13)	(21)
Net operating income	116	152	141	159	181	209
Net loan loss provisions	(32)	(22)	(35)	(41)	(36)	(45)
Other income	(3)	(22)	(6)	7	(1)	(22)
Income before taxes	81	108	99	125	144	142

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Retail Banking Chile
Million chilean peso

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	279,907	227,464	52,443	23.1
Income from companies accounted for by the equity method	539	305	234	76.8
Net fees	84,908	63,253	21,655	34.2
Insurance activity	—	—	—	—
Commercial revenue	365,354	291,023	74,331	25.5
Gains (losses) on financial transactions	(708)	10,445	(11,153)	—
Gross operating income	364,646	301,468	63,178	21.0
Income from non-financial services (net) and other operating income	(3,977)	(1,105)	(2,872)	260.0
General administrative expenses	(137,150)	(130,565)	(6,586)	5.0
Personnel	(86,786)	(81,385)	(5,401)	6.6
Other administrative expenses	(50,364)	(49,180)	(1,185)	2.4
Depreciation and amortisation	(18,111)	(14,313)	(3,798)	26.5
Net operating income	205,408	155,485	49,923	32.1
Net loan loss provisions	(42,743)	(31,274)	(11,469)	36.7
Other income	(11,897)	(14,685)	2,788	(19.0)
Income before taxes	150,768	109,526	41,241	37.7

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Retail Banking Chile
Million chilean peso

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	97,709	129,756	131,078	138,262	122,307	157,600
Income from companies accounted for by the equity method	212	93	(1)	54	236	303
Net fees	30,697	32,557	40,286	39,623	40,177	44,732
Insurance activity	—	—	—	—	—	—
Commercial revenue	128,617	162,406	171,363	177,938	162,720	202,634
Gains (losses) on financial transactions	9,258	1,187	(13,206)	(20,585)	7,937	(8,645)
Gross operating income	137,875	163,593	158,157	157,354	170,657	193,989
Income from non-financial services (net) and other operating income	(4)	(1,101)	(1,161)	(1,656)	(1,601)	(2,376)
General administrative expenses	(63,379)	(67,186)	(71,248)	(64,967)	(66,629)	(70,521)
Personnel	(37,492)	(43,893)	(41,829)	(40,422)	(40,890)	(45,896)
Other administrative expenses	(25,886)	(23,293)	(29,419)	(24,545)	(25,739)	(24,626)
Depreciation and amortisation	(7,111)	(7,203)	(8,164)	(6,815)	(7,089)	(11,022)
Net operating income	67,382	88,103	77,584	83,915	95,339	110,069
Net loan loss provisions	(18,365)	(12,908)	(19,644)	(21,772)	(19,107)	(23,637)
Other income	(1,922)	(12,763)	(3,348)	4,370	(313)	(11,583)
Income before taxes	47,095	62,431	54,592	66,513	75,919	74,849

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Global Wholesale Banking
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	559	355	204	57.3
Income from companies accounted for by the equity method	—	—	—	—
Net fees	284	239	45	18.9
Insurance activity	—	—	—	—
Commercial revenue	843	594	249	41.9
Gains (losses) on financial transactions	248	394	(146)	(37.1)
Gross operating income	1,091	988	103	10.4
Income from non-financial services (net) and other operating income	(15)	(9)	(6)	70.9
General administrative expenses	(313)	(278)	(35)	12.6
Personnel	(196)	(169)	(27)	16.3
Other administrative expenses	(117)	(109)	(8)	7.0
Depreciation and amortisation	(30)	(28)	(3)	10.1
Net operating income	732	674	58	8.7
Net loan loss provisions	(117)	(9)	(108)	—
Other income	51	12	39	321.2
Income before taxes	667	678	(10)	(1.5)

			Variation
	30.06.06	30.06.05	Amount	%
Business volumes
Total assets	137,695	133,326	4,369	3.3
Loans and credits	34,308	27,847	6,461	23.2
Customer deposits	33,427	34,152	(725)	(2.1)

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Global Wholesale Banking
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	191	164	192	181	256	302
Income from companies accounted for by the equity method	1	(1)	—	—	—	—
Net fees	111	128	116	134	153	131
Insurance activity	—	—	—	—	—	—
Commercial revenue	303	291	308	314	409	434
Gains (losses) on financial transactions	145	249	94	166	234	13
Gross operating income	448	541	402	481	644	447
Income from non-financial services (net) and other operating income	(7)	(2)	(8)	(8)	(8)	(8)
General administrative expenses	(136)	(142)	(143)	(150)	(157)	(156)
Personnel	(82)	(87)	(85)	(97)	(97)	(99)
Other administrative expenses	(54)	(55)	(58)	(52)	(60)	(57)
Depreciation and amortisation	(13)	(15)	(14)	(17)	(15)	(15)
Net operating income	293	381	237	306	463	269
Net loan loss provisions	(19)	10	(3)	(57)	(55)	(62)
Other income	8	4	7	(8)	36	15
Income before taxes	282	395	242	240	445	222

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Business volumes
Total assets	135,028	133,326	138,907	145,163	137,090	137,695
Loans and credits	25,977	27,847	27,264	30,163	31,121	34,308
Customer deposits	40,969	34,152	36,017	35,592	35,710	33,427

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Asset Management and Insurance
Million euros

			Variation
	Jan.-Jun. 06	Jan.-Jun. 05	Amount	%
Income statement
Net interest income	(61)	(73)	12	(16.4)
Income from companies accounted for by the equity method	—	—	—	—
Net fees	351	290	61	21.0
Insurance activity	452	399	53	13.4
Commercial revenue	742	615	126	20.5
Gains (losses) on financial transactions	26	23	4	15.5
Gross operating income	768	638	130	20.4
Income from non-financial services (net) and other operating income	0	(0)	0	—
General administrative expenses	(312)	(299)	(13)	4.3
Personnel	(170)	(138)	(31)	22.7
Other administrative expenses	(142)	(161)	18	(11.5)
Depreciation and amortisation	(11)	(9)	(2)	20.3
Net operating income	445	330	115	35.0
Net loan loss provisions	(0)	(0)	0	(63.1)
Other income	(5)	9	(14)	—
Income before taxes	441	339	102	30.1

			Variation
	30.06.06	30.06.05	Amount	%
Business volumes
Total assets	10,337	8,087	2,250	27.8
Loans and credits	158	249	(91)	(36.4)
Customer deposits	2	23	(22)	(93.3)

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Asset Management and Insurance
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06
Income statement
Net interest income	(36)	(37)	(34)	(39)	(32)	(29)
Income from companies accounted for by the equity method	—	—	—	—	—	—
Net fees	141	149	181	196	180	170
Insurance activity	214	184	213	202	210	242
Commercial revenue	319	296	360	360	358	384
Gains (losses) on financial transactions	14	9	5	4	14	12
Gross operating income	333	305	365	364	372	396
Income from non-financial services (net) and other operating income	0	(0)	0	(0)	(0)	1
General administrative expenses	(138)	(161)	(163)	(200)	(154)	(158)
Personnel	(65)	(73)	(82)	(87)	(84)	(86)
Other administrative expenses	(73)	(88)	(81)	(113)	(70)	(72)
Depreciation and amortisation	(5)	(4)	(6)	(4)	(5)	(6)
Net operating income	190	140	196	159	213	232
Net loan loss provisions	(4)	4	0	0	0	(0)
Other income	9	1	(5)	(1)	(4)	(1)
Income before taxes	194	144	191	158	209	232

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06
Business volumes
Total assets	7,266	8,087	8,496	9,172	9,835	10,337
Loans and credits	369	249	251	194	162	158
Customer deposits	24	23	18	21	1	2

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NPL ratio
%

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06

Continental Europe	0.83	0.79	0.77	0.76	0.76	0.72
Santander Netwok	0.60	0.59	0.59	0.59	0.56	0.55
Banesto	0.57	0.54	0.49	0.49	0.46	0.45
Santander Consumer	2.36	2.18	2.28	2.40	2.41	2.46
Portugal	1.23	1.03	0.87	0.78	0.71	0.56
United Kingdom (Abbey)	0.84	0.80	0.74	0.67	0.64	0.63
Latin America	2.64	2.09	1.90	1.82	1.71	1.77
Brazil	2.70	2.89	2.92	2.88	2.76	3.06
Mexico	0.89	0.89	0.85	0.89	0.69	0.89
Chile	3.42	2.98	2.45	2.31	2.15	1.90
Operating Areas	1.02	0.94	0.89	0.86	0.83	0.81

Spain	0.61	0.59	0.58	0.57	0.56	0.54

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NPL coverage
%

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06

Continental Europe	227.46	240.04	246.03	246.60	247.61	252.84
Santander Netwok	267.12	274.52	284.78	289.26	299.75	313.42
Banesto	336.68	349.50	380.09	371.55	392.62	393.44
Santander Consumer	127.23	128.63	124.66	125.20	124.43	119.46
Portugal	182.44	216.93	244.38	243.19	258.04	301.39
United Kingdom (Abbey)	71.81	73.73	70.69	77.72	79.32	81.98
Latin America	160.86	182.04	185.01	186.50	183.37	167.53
Brazil	188.11	164.62	147.80	138.52	126.24	109.28
Mexico	290.07	286.56	280.50	273.43	335.91	251.48
Chile	130.95	141.12	160.75	165.57	165.07	174.22
Operating Areas	161.12	172.81	174.32	182.33	184.72	184.20

Spain	286.12	299.57	311.67	317.86	322.28	330.79

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Spreads loans and deposits
%

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06	Q2 ’06

Santander Network
Spread loans	1.40	1.43	1.45	1.46	1.39	1.29
Spread deposits	1.53	1.50	1.49	1.54	1.71	1.87
SUM	2.93	2.93	2.94	3.00	3.10	3.16
Retail Banking Banesto
Spread loans	1.50	1.48	1.46	1.43	1.38	1.36
Spread deposits	1.30	1.31	1.29	1.41	1.54	1.64
SUM	2.80	2.79	2.75	2.84	2.92	3.00
Santander Consumer Finance
Spread loans	5.14	5.00	5.08	4.81	4.79	4.58
Retail Banking Portugal
Spread loans	1.86	1.84	1.78	1.72	1.66	1.63
Spread deposits	1.08	1.11	1.14	1.12	1.19	1.21
SUM	2.94	2.95	2.92	2.84	2.85	2.84
Retail Banking Abbey
Spread loans	0.71	0.70	0.72	0.72	0.72	0.73
Spread deposits	0.75	0.74	0.74	0.73	0.72	0.74
SUM	1.46	1.44	1.46	1.45	1.44	1.47
Retail Banking Brazil
Spread loans	14.68	14.15	15.12	15.87	17.71	17.78
Spread deposits	2.81	2.91	2.71	2.46	2.46	2.06
SUM	17.49	17.06	17.83	18.33	20.17	19.84
Retail Banking Mexico
Spread loans	6.85	7.40	7.34	7.62	7.94	8.87
Spread deposits	4.02	3.90	3.72	3.57	3.25	2.98
SUM	10.87	11.30	11.06	11.19	11.19	11.85
Retail Banking Chile
Spread loans	4.73	5.01	4.89	4.50	4.68	4.56
Spread deposits	1.06	1.00	0.98	0.95	1.03	1.14
SUM	5.79	6.01	5.87	5.45	5.71	5.70

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Risk-weighted assets
Million euros

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06	30.06.06

Continental Europe	183,244	195,856	198,308	212,605	223,842	243,647
Santander Netwok	69,944	71,968	74,609	79,622	83,185	89,836
Banesto	44,254	49,491	49,251	49,715	55,413	56,929
Santander Consumer	24,875	26,890	27,795	28,474	28,405	31,810
Portugal	22,156	21,569	22,320	22,960	22,891	23,022
United Kingdom (Abbey)	92,025	92,903	102,634	101,567	107,817	103,030
Latin America	47,086	56,025	56,109	62,972	66,242	63,784
Brazil	10,025	14,186	13,606	14,979	16,811	15,303
Mexico	10,143	12,453	11,237	13,621	13,017	12,778
Chile	10,460	11,858	12,997	13,730	14,403	13,232
Operating Areas	322,356	344,784	357,051	377,143	397,901	410,460
Financial management and equity stakes	36,478	39,644	44,120	35,591	29,706	33,960
Total	358,834	384,428	401,171	412,734	427,607	444,420

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: July 31, 2006	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President